QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on August 6, 2004

Registration No. 333-116236

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

POLYPORE INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3999 (Primary Standard Industrial Classification Code Number)	43-2049334 (I.R.S. Employer Identification No.)
13800 South Lakes Drive Charlotte, NC 28273 (704) 587-8409 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Frank Nasisi
President and Chief Executive Officer
Polypore International, Inc.
13800 South Lakes Drive
Charlotte, NC 28273
(704) 587-8409
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven J. Gartner, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019 (212) 728-8000	Gary L. Sellers, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box:    ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)

Common Stock, par value $0.01	$345,000,000	$43,712

(1) Estimated solely for purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

(2) Previously paid.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 6, 2004

Prospectus

20,000,000 shares

Common stock

This is the initial public offering of shares of common stock by Polypore International, Inc. The estimated initial public offering price is between $14.00 and $16.00 per share.

Prior to this offering, there has been no public market for our common stock. We have been approved to list shares of our common stock on the New York Stock Exchange under the symbol "PPO."

Investing in our common stock involves risks. See "Risk factors" beginning on page 11.

		Per share		Total

Initial public offering price	$		$
Underwriting discounts	$		$
Proceeds to Polypore International before expenses	$		$

We have granted the underwriters an option for a period of 30 days to purchase up to 3,000,000 additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on                , 2004.

JPMorgan	UBS Investment Bank
Bear, Stearns & Co. Inc.	Credit Suisse First Boston
Robert W. Baird & Co.	William Blair & Company

                           , 2004

POLYPORE™ INTERNATIONAL, INC.

Energy Storage

Transportation and Industrial Applications

Lead-acid Batteries and Polypore™ Separators

Electronic Applications

Lithium Batteries and Polypore™ Separators

Separations Media

Healthcare Applications

Hemodialysis Dialyzers and Polypore™ Membranes

Blood Oxygenators and Polypore™ Membranes

Industrial and Specialty Applications

Filtration Cartridges and Polypore™ Membranes

Polypore™ Degasification Modules

Until                      , 2004, all dealers that effect transaction in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

In this prospectus, the words "Polypore International," the "Company," "we," "us" and "our" refer to Polypore International, Inc. together with its subsidiaries unless the context indicates otherwise. References to "fiscal year" mean the 52 or 53 week period ending on the Saturday that is closest to December 31. The fiscal year ended January 3, 2004, or "fiscal 2003," included 53 weeks. The fiscal years ended December 28, 2002, or "fiscal 2002," December 29, 2001, or "fiscal 2001," December 30, 2000, or "fiscal 2000," and January 1, 2000, or "fiscal 1999," included 52 weeks.

i

Summary

This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes included elsewhere herein, before you decide to invest in our common stock. Unless otherwise stated, all figures assume no exercise of the underwriters' overallotment option or any outstanding options to purchase the shares of Polypore International, Inc.

Overview

We are a leading worldwide developer, manufacturer and marketer of highly specialized polymer-based membranes used in separation and filtration processes in terms of market share. Our products and technologies target specialized applications and markets that require the removal or separation of various materials from liquids, with such materials ranging in size from microscopic to those visible to the human eye. We manage our operations under two business segments: energy storage and separations media. The energy storage segment, which accounts for approximately two-thirds of our total sales, produces different types of membranes that function as separators in lead-acid batteries used in transportation and industrial applications and lithium batteries used in electronics applications. The separations media segment, which accounts for approximately one-third of our total sales, produces membranes used in various healthcare and industrial applications, including hemodialysis, blood oxygenation, ultrapure water filtration, degasification and other specialty applications.

We serve our customers globally with strategically located manufacturing facilities in the major geographic markets of North America, Europe and Asia. In fiscal 2003, we generated total sales of $441.1 million, net income of $45.3 million and EBITDA of $124.3 million. For the twelve months ended April 3, 2004, we generated total sales of $478.7 million, net income of $57.5 million and EBITDA of $143.5 million.

Energy storage (67% of sales for fiscal 2003)

Our separators in the energy storage segment are used in lead-acid and lithium batteries to separate the positive and negative electrodes and control the flow of ions between them. These separators require specialized technical engineering and must be manufactured to extremely demanding requirements including thickness, porosity, mechanical strength, and chemical and electrical resistance. While separators in both lead-acid and lithium batteries are a critical component for proper functioning of the battery, they are a small portion of the battery's overall cost.

Transportation and industrial applications.    We develop, manufacture and market a complete line of polyethylene and other resin separators for use in lead-acid batteries. Approximately 80% of our lead-acid battery separators are used in starting, lighting and ignition, or "SLI," batteries for automobiles and other motor vehicles and approximately 20% are used in batteries for industrial applications such as forklifts, marine applications and stationary applications such as backup power systems. As a result of the short replacement cycle for automotive batteries (industry analysts estimate that the average battery is replaced every three to four years) and the large number of motor vehicles worldwide, we estimate that approximately 80% of automotive and other SLI batteries is used as replacement batteries in the aftermarket. This aftermarket creates stable and recurring demand for our separators, which is largely driven by the size of the worldwide vehicle fleet rather than motor vehicle OEM build rates. Furthermore, our separator market is growing due to the increasing size of the worldwide fleet of motor vehicles (estimated by Ward's Motor Vehicles Facts and Figures to be growing by approximately 3% per year), amplified by the worldwide trend of conversion from alternative separator materials such as PVC, cellulose and rubber to the superior performing polyethylene-based separators.

Electronics applications.    We also develop, manufacture and market a complete line of polypropylene and polyethylene monolayer and proprietary multilayer separators used for rechargeable (Li2) and disposable (Li1) lithium batteries. Approximately 80% of the lithium battery separators we sell are used in rechargeable lithium batteries and approximately 20% are used in disposable lithium batteries. Rechargeable lithium batteries are used in consumer electronic products such as laptop computers, mobile phones, camcorders and PDAs. Disposable lithium batteries are primarily used in cameras, portable stereos and military applications. Demand for consumer electronic products has been growing rapidly and, as a result, we have experienced significant increases in demand for our lithium battery separators. According to industry analysts, sales of Li2 batteries grew at a compound annual growth rate of approximately 22% from 1996 to 2001 and are expected to grow at a compound annual growth rate of 16% through 2011.

Separations media (33% of sales for fiscal 2003)

We produce a variety of membranes and modules that provide specific fluid separation and filtration functions within our customers' products. These membranes contain the enabling technology that performs the critical role of separating desired elements from undesired elements in fluids.

Healthcare applications.    We produce highly engineered membranes for use by our customers in healthcare applications including hemodialysis, blood oxygenation and plasmapheresis. Within healthcare, hemodialysis membranes are our largest product offering. Our hemodialysis membranes are the critical component of dialyzers, which are consumable items for kidney disease treatment for ESRD patients. Our membranes perform a filtering function similar to that of a healthy kidney by removing blood toxins from patients with ESRD. Demand for dialyzers and dialyzer membranes is driven by the aging population in developed countries, increased ESRD incidence, longer life-expectancy of treated ESRD patients, improving access to treatment in developing countries, and the trend in the United States towards single-use rather than multiple use of dialyzers. According to the European Renal Association—European Dialysis and Transplant Association, the number of worldwide ESRD patients has been growing 7% per year over the last twenty years. ESRD patients generally receive three dialysis treatments per week, creating stable and recurring demand for dialyzers and our membranes. Before our customers' products are introduced into the market, our membranes, as a component of the dialyzer, must undergo rigorous testing, including clinical studies and regulatory approval. Many of the end-products in the healthcare industry for which we supply membranes require several years of development and qualification to reach the market.

Industrial and specialty applications.    We produce a wide range of membranes and modules for use in industrial and specialty applications, including liquid filtration, purification and degasification. These membranes and modules are used in a variety of end-markets, including semiconductor and microelectronics manufacturing, food and beverage processing and water purification. For example, Liqui-Cel® membrane contactors, a modular product incorporating hydrophobic hollow fiber membranes, are used in a wide variety of industries including semiconductor and microelectronics manufacturing, beverages and pharmaceuticals. We have also developed products, such as our hollow fiber, ultrafiltration polyethersulfone membrane, UltraPES®, for use in the filtration of drinking water and municipal city wastewater and the separation of oil content from industrial process water streams. In addition, we have been working closely with leading developers of next generation fuel cells in developing products, including effective-rate control membranes for direct methanol fuel cells, or "DMFCs."

Competitive strengths

Leading market positions

We believe we are number one or number two globally in most of our product lines in terms of market share.

•
In the lead-acid battery separator market, we supply four out of the top five lead-acid battery manufacturers in the world, and we estimate our 2003 global market share at approximately 62%.

•
In the lithium battery separator market, we supply more separators for rechargeable and disposable lithium batteries than any other supplier, and we estimate our 2003 global market share at approximately 34%.

•
In the healthcare market, we are one of the largest producers of hemodialysis membranes, and we estimate our 2003 global market share at approximately 19%.

Strong customer relationships with leading manufacturers

We have cultivated strong collaborative relationships with a diverse base of customers who are among the leaders in their respective industries. Our research and development team works closely with our customers and we often enter into joint agreements in which we partner with our customers on product development and end-use testing. As a result, many of our products have been customized to our customers' manufacturing and end-use specifications. In addition, we are often selected as a customer's exclusive supplier for our microporous membrane products.

Attractive end-markets

We produce a variety of separation and filtration products addressing attractive niche end-markets. Our transportation and industrial end-markets to which we sell our products provide us with a stable and recurring revenue base, while our electronics battery, hemodialysis and specialty filtration end-markets provide us with strong growth potential.

Proven technical expertise and product innovation

We believe we have built our leading market positions through our demonstrated commitment to innovation, our proven technical expertise and high level of customer service. Our research and development effort is supported by over 150 engineers, scientists, PhDs and other personnel, representing approximately 8% of our workforce. These personnel work closely with our manufacturing and marketing groups to commercialize innovative products that address market needs.

We have leveraged our established filtration and separation technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, tubular and capillary technology. We are able to draw upon our experiences across multiple end-markets and various membrane technologies to offer our customers innovative solutions. For example, we have used process technologies developed specifically for industrial and healthcare applications and scientific know-how from our lithium battery separator development team to produce an effective rate control membrane for DMFCs. In addition, our technologies provide separation and filtration functionality across a broad spectrum of the filtration market, ranging from nanofiltration of microscopic substances to the filtration of materials visible to the human eye. This broad technology platform allows us to target new niche applications in addition to our existing markets.

Global presence

We manufacture, market and service our products in ten facilities throughout the world. We maintain manufacturing sites in North America, Europe and Asia. By strategically positioning our manufacturing, sales and marketing and technical service personnel near our customers, we can respond to their needs more effectively and provide a higher level of service. We believe many of our customers also value this proximity because it reduces distribution costs and delivery and response times. This global presence enables us to participate in the faster growth markets in developing regions of the world. In fiscal 2003, we generated approximately 72.3% of our revenues from customers outside the United States.

State-of-the-art manufacturing facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Our equipment and manufacturing techniques have been developed over many years with significant intellectual property and capital investments. We believe our wide range of manufacturing processes enables us to produce specialized products that are difficult and costly to replicate in the market. In addition, we recently completed a significant multi-year expansion program that increased our production capacity for our lead-acid battery separators, lithium battery separators and hemodialysis membranes.

Business strategy

We intend to:

•
leverage our existing products and technology base to remain our customers' supplier of choice;

•
pursue new, high value-added, growing and attractive niche markets; and

•
continue to enhance profitability and cash flow by aggressively managing costs.

Recent developments

On May 13, 2004, our indirect wholly owned subsidiary purchased all of the outstanding shares of capital stock of Polypore, Inc. The acquisition was financed by a cash equity investment by Warburg Pincus and senior management and borrowings by Polypore, Inc. References to the "Transactions" in this prospectus mean our acquisition of Polypore, Inc. and the related financing transactions. References to "Warburg Pincus" in this prospectus mean Warburg Pincus

Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P. See "Certain relationships—The Transactions."

Corporate information

Polypore International, Inc. is a Delaware corporation. Our principal executive offices are located at 13800 South Lakes Drive, Charlotte, NC 28273.

The offering

Common stock offered	20,000,000 shares (23,000,000 with overallotment)
Common stock outstanding after the offering	73,851,500 shares (76,851,500 with overallotment)
Use of proceeds
We intend to use the net proceeds from the offering to redeem our Series A nonconvertible preferred stock, par value $.01 per share, all of which is held by our principal stockholder, Warburg Pincus, for $150 million and to repurchase approximately $117 million of the outstanding principal amount of the senior subordinated notes of our subsidiary, Polypore, Inc. If the underwriters exercise their overallotment option, we may use a portion of the net proceeds from the offering to repurchase additional senior subordinated notes, to repay term loans under Polypore, Inc.'s senior secured credit facilities or for other general corporate purposes. See "Use of proceeds."
New York Stock Exchange symbol	"PPO"

Except as otherwise noted, the outstanding share information in this prospectus excludes:

•
2,817,276 shares of our common stock that we may issue upon the exercise of options that will be outstanding upon consummation of this offering at a weighted average exercise price of $3.18 per share; and
•	6,000,000 shares of our common stock available for further issuance under our option plans.
Except as otherwise noted, all information in this prospectus:
•	assumes an initial public offering price of $15.00 per share, the midpoint of the estimated initial public offering price range;
•	assumes no exercise of the underwriters' overallotment option;
•	reflects the 314.15 for 1 stock split that will occur prior to the closing of the offering; and
•	assumes the filing of our amended and restated certificate of incorporation, which will occur simultaneously with the closing of the offering.

Summary historical and pro forma consolidated
financial data

The following table presents summary historical financial data of our predecessor, Polypore, Inc., which we acquired on May 13, 2004 and which is now our wholly owned subsidiary. Our summary historical consolidated statement of operations data has been derived from (i) the audited consolidated financial statements of Polypore, Inc. for fiscal 2003, fiscal 2002 and fiscal 2001 and (ii) the unaudited consolidated financial statements of Polypore, Inc. for the three months ended April 3, 2004 and March 29, 2003.

The following table also sets forth summary pro forma consolidated data for Polypore International, Inc. The pro forma statement of operations data for fiscal 2003 gives effect to the Transactions as if they were consummated on December 29, 2002, the first day of Polypore, Inc.'s most recently completed fiscal year and as further adjusted to give effect to this offering as if it were consummated on December 29, 2002. The pro forma statement of operations data for the three months ended April 3, 2004 gives effect to the Transactions as if they were consummated on January 4, 2004, the first day of Polypore, Inc.'s most recently completed fiscal quarter, and as further adjusted to give effect to this offering as if it were consummated on January 4, 2004. The pro forma consolidated balance sheet data as of April 3, 2004 gives effect to the Transactions and this offering as if they had occurred as of April 3, 2004. See "Certain relationships—The Transactions." The pro forma financial information is not necessarily indicative of either future results of operations or the results that might have occurred if the foregoing transactions had been consummated on the dates indicated above. We cannot assure you that assumptions used in the preparation of the pro forma financial data will prove to be correct.

On February 28, 2002, our predecessor, Polypore, Inc., acquired all of the outstanding shares of Membrana GmbH for an aggregate cash purchase price, including acquisition related costs, of approximately $117.0 million. On November 16, 2001, Polypore, Inc. acquired all of the outstanding shares of Separatoronerzeugung GmbH, or "Jüngfer," for an aggregate cash purchase price of approximately $10.2 million and the assumption of approximately $5.9 million in debt. The following table includes financial information in respect of Membrana GmbH and Jüngfer from the dates of acquisition. See Note 2 to the audited consolidated financial statements of Polypore, Inc. included elsewhere in this prospectus.

You should read the summary financial and other data set forth below along with the sections in this prospectus entitled "Management's discussion and analysis of financial condition and results of operations" and "Unaudited pro forma consolidated financial data" and the consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor					Successor
	Historical					Pro forma(1)
				Three months ended			Three months ended
	Fiscal year					Fiscal year
				March 29, 2003	April 3, 2004		April 3, 2004
(in millions, except per share data)	2001	2002	2003			2003

Statement of operations data:
Net sales	$245.7	$345.4	$441.1	$102.5	$140.1	$441.1	$140.1
Gross profit	91.3	102.0	155.4	34.2	53.8	166.4	58.4
Selling, general and administrative expenses	33.5	48.9	69.7	15.8	19.0	86.4	23.1

Operating income	57.8	53.2	85.8	18.4	34.8	80.0	35.3
Other (income) expense:
Interest expense, net	14.1	20.9	21.5	4.5	4.5	44.3	10.3
Foreign currency and other	1.0	1.5	2.4	0.0	(1.1)	2.4	(1.1)
Unrealized (gain) loss on derivative instrument	3.1	2.5	(2.3)	(0.3)	(0.0)	—	—

Income before income taxes and cumulative effect of change in accounting principles	39.6	28.2	64.1	14.2	31.4	33.3	26.1
Income taxes	16.0	11.4	18.8	5.7	10.7	12.7	9.9
Cumulative effect of change in accounting principles, net	1.2	—	—	—	—	—	—

Net income	$22.4	$16.8	$45.3	$8.5	$20.7	$20.6	$ 16.2

Pro forma net income per common share
Basic						$0.28	$ 0.22
Diluted						$0.27	$ 0.21

	Predecessor					Successor
	Historical					Pro forma(1)
				Three months ended			Three months ended
	Fiscal year					Fiscal year
				March 29, 2003	April 3, 2004		April 3, 2004
(in millions)	2001	2002	2003			2003

Other financial data:
EBITDA(2)	$69.3	$79.9	$124.3	$28.3	$47.5	$122.0	$47.5
Depreciation and amortization	16.7	30.8	38.7	9.7	11.5	44.4	11.1
Capital expenditures	26.3	28.8	33.8	11.4	4.2	33.8	4.2

	Predecessor				Successor
	Historical				Pro forma
				Three months ended	Three months ended
	Fiscal year
				April 3, 2004	April 3, 2004
(in millions)	2001	2002	2003

Balance sheet data (at end of period):
Total assets	$360.4	$633.1	$730.6	$729.1	$1,485.7
Total debt, including current portion	187.7	311.0	284.1	277.6	710.7
Redeemable preferred stock and cumulative dividends payable	46.8	15.0	16.2	16.5	—
Shareholders' equity	$60.6	$97.6	$189.8	$198.5	$462.9

(1)   The pro forma fiscal 2003 statement of operations data reflects the results of operations of Polypore International as if the Transactions and this offering had occurred on December 29, 2002. The pro forma statement of operations data for the three months ended April 3, 2004 reflects the results of operations of Polypore International as if the Transactions and this offering had occurred on January 4, 2004. The pro forma balance sheet data as of April 3, 2004 reflects the financial condition of Polypore International as if the Transactions and this offering had occurred on April 3, 2004. The data reflect the impact of purchase accounting and increased interest expense, as well as the related impact of taxes.

(2)   EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, debt service requirements and capital expenditures. Our calculation of EBITDA may not be comparable to the calculation of similarly titled measures reported by other companies. The following is a reconciliation of EBITDA to net income for the periods indicated.

	Predecessor						Successor
	Historical						Pro forma(1)
				Three months ended				Three months ended
	Fiscal year					Twelve months ended	Fiscal year
				March 29, 2003	April 3, 2004			April 3, 2004
(in millions)	2001	2002	2003			April 3, 2004	2003

Net income	$22.4	$16.8	$45.3	$8.5	$20.7	$ 57.5	$20.6	$16.2
Add:
Depreciation and amortization	16.7	30.8	38.7	9.7	11.5	40.6	44.4	11.1
Interest expense, net	14.1	20.9	21.5	4.5	4.5	21.6	44.3	10.3
Provision for income taxes	16.0	11.4	18.8	5.7	10.7	23.8	12.7	9.9

EBITDA	69.3	79.9	124.3	28.3	47.5	143.5	122.0	47.5

This calculation of EBITDA reflects the deduction of certain items that are added back in the calculation of EBITDA for the purpose of determining compliance with the minimum interest coverage ratio and maximum total leverage ratio covenants under our senior secured credit facilities. See "Description of indebtedness—Senior secured credit facilities" for a description of these and other covenants under our senior secured credit facilities. These items include non-cash charges, impairments and expenses other than depreciation and amortization, cash charges resulting from the Transactions that arise within six months of the closing of the Transactions, restructuring and acquisition integration costs and certain salary and bonus payments made to former officers of Polypore, Inc. prior to the closing of the Transactions, who are no longer affiliated with us as a result of the Transactions. The salary and bonus payments represented compensation in connection with the former officer's management of the business of Polypore, Inc. that are not indicative in nature or magnitude of salary and bonus payments we anticipate making in the future. Our inability to comply with the minimum interest coverage ratio and maximum total leverage ratio covenants could result in a default under our senior secured credit facilities or our senior subordinated notes. We believe that the EBITDA calculation used to determine compliance with our minimum interest coverage ratio and maximum total leverage ratio covenants is a measure of financial performance also commonly used by equity investors as an indicator of a company's ability to meet its fixed obligations that are senior to the interests of the company's stockholders.

For purposes of determining covenant compliance regarding minimum interest coverage and maximum total leverage, (a) to calculate EBITDA for fiscal 2003 on a pro forma basis after giving effect the closing of the Transactions and this offering, a foreign currency loss of $2.6 million, salary and bonus paid to former officers of $5.5 million, costs relating to the Transactions of $0.6 and a non-cash loss on disposal of property, plant and equipment of $0.2 million would be added to the EBITDA calculation presented above for fiscal 2003; (b) to calculate EBITDA for the three-month period ended April 3, 2004 on a pro forma basis after giving effect the closing of the Transactions and this offering, a foreign currency loss of $0.5 million, the salary and bonus paid to former officers of $1.5 million and costs relating to the Transactions of $0.4 would be added to, and a non-recurring gain on the sale of land of $1.6 million would be subtracted from, the EBITDA calculation presented above for the three-month period ended April 3, 2004; and (c) to calculate EBITDA for the twelve-month period ended April 3, 2004 on a pro forma basis after giving effect the closing of the Transactions and this offering, a foreign currency loss of $3.0 million, salary and bonus paid to former officers of $4.9 million, costs relating to the Transactions of $1.0 and a non-cash loss on disposal of property, plant and equipment of $0.2 million would be added to, and a non-recurring gain on the sale of land of $1.6 million and an unrealized hedging gain of $2.0 million would be subtracted from, the EBITDA calculation presented above for the twelve-month period ended April 3, 2004.

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making your decision to invest in shares of our common stock.

Risks relating to our business

Because markets in which we sell our products are highly competitive, we may have difficulty growing our business year after year.

The markets in which we sell our products are highly competitive. In each of these markets, we compete against a small number of competitors. Generally, product innovation and performance, quality, service, utility and cost are the primary competitive factors, with technical support being highly valued by our largest customers. Some of our competitors have greater economic resources than we do and are well established as suppliers to the markets that we serve.

We sell a number of our products into selected specialized markets. These specialized markets may attract additional competitors that could have greater financial, technological, manufacturing and marketing resources than we do. In addition, we intend to offer new products that we have under development in markets in which we do not currently compete. We may not be able to compete successfully in those new markets.

Competition in the market for separators used in battery applications is intense and a reduction in overall demand would likely further increase competition between us and other producers of membranes. This increased competition could cause us to reduce our prices, which could lower our profit margins.

We must continue developing innovative products in order to maintain a competitive advantage.

Our continued success depends in part upon our ability to maintain technological capabilities and to continue to identify, develop and commercialize innovative products. In particular, products for some consumer electronics applications have a short lifecycle and require constant development. If we fail to continue to develop products for those markets or to keep pace with technological developments by our competitors generally, we may lose market share.

Increased use of synthetic hemodialysis filtration membranes by our customers could reduce our market share.

Hemodialysis filtration membranes are fabricated from two classes of materials: cellulosic and synthetic. Historically, most filtration membranes for dialyzers have been manufactured with cellulosic materials, but in recent years, use of synthetic materials has been growing faster than cellulosic. While most of the hemodialysis membranes we have sold historically have been manufactured with cellulosic material, we have recently expanded our production capabilities to support the launch of synthetic products. However, if the market for hemodialysis membranes shifts from cellulosic to synthetic more quickly than we can sell our production capacity, we may lose market share.

The loss of our customers could reduce our revenues and profits.

We sell a large volume of our products to several customers. A decrease in business from, or the loss of, any such large volume customer could reduce our revenues and our profits. One of our customers, Exide Technologies, represented approximately 16% of our sales in fiscal 2003.

In addition, a smaller customer, representing approximately 5% of our sales in fiscal 2003, has indicated that it intends to outsource the production of dialyzers of which our filtration membranes are a component. The company to which this customer's dialyzer production will be outsourced currently purchases filtration membranes from another supplier.

In addition, our future revenues will depend in part upon the commercial success of our customers and their continued willingness to purchase our products. Any significant downturn in the business of customers could cause them to reduce or discontinue their purchases from us.

Vertical integration by our customers of the production of our products into their own manufacturing processes could reduce our revenues and our profits.

Our future revenues and profits will also depend to a significant extent upon whether our customers choose in the future to manufacture the separation and filtration membranes used in their products instead of purchasing these components from us. For example, in the healthcare industry, many of the filtration membranes used in dialyzers are produced by the manufacturers of the dialyzers themselves. If any of our existing customers choose to vertically integrate the production of their products in such a manner, the loss of sales to these customers could reduce our revenues and our profits.

Increases in prices for raw materials or the loss of key supplier contracts could reduce our profit margins.

The primary raw materials we use in the manufacture of most of our products are polyethylene and polypropylene resins, silica, paper and oil. In fiscal 2003, raw materials accounted for approximately 38% of our cost of sales. Although our major customer contracts generally allow us to pass increased costs on to our customers, we may not be able to pass on all raw material price increases to our customers in each case or without delay. The loss of any of our key suppliers could disrupt our business until we secure alternative supply arrangements. Furthermore, any new supply agreement we enter into may not have terms as favorable as those contained in our current supply arrangements.

Employee slowdowns, strikes or similar actions could disrupt our business.

Approximately 68% of our employees are represented under collective bargaining agreements. A majority of those employees are located in Italy, France or Germany and are represented under industry-wide agreements that are subject to national and local government regulations and must be renewed annually. Labor unions also represent our employees in Owensboro, Kentucky and Corydon, Indiana. The collective bargaining agreement covering workers at the Owensboro facility expires in April 2005 and the agreement covering the workers at the Corydon facility expires in January 2007. We may not be able to maintain constructive relationships with these labor unions and we may not be able to successfully negotiate new collective bargaining agreements on satisfactory terms in the future. A prolonged labor dispute could disrupt our business.

Product liability claims exposure could be significant.

We face exposure to product liability claims in the event that the failure of our products, particularly those used in the healthcare industry, results, or is alleged to result, in bodily injury and/or death. We may experience material product liability losses in the future and we may incur significant costs to defend these claims. In addition, if any of our products are or are alleged to be defective, we may be required to participate in a recall involving those products. Moreover, end-users of our products may look to us for contribution when faced with product recalls, product liability or warranty claims. The future costs associated with providing product warranties could be material. A successful product liability claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could reduce our profits or impair our financial condition. For the periods reported in this prospectus, expenses relating to product liability claims were not material to net income.

Our operations outside the United States pose risks to our business that are not present with our domestic business.

Our manufacturing facilities in North America accounted for 42% of total sales for fiscal 2003, with facilities in Europe accounting for 56% and facilities in Asia accounting for 2%. Typically, we sell our products in the currency of the country where the manufacturing facility that produced the products is located. In addition, as part of our growth and acquisition strategy, we may manufacture products or otherwise conduct operations in these or other foreign countries. Our foreign operations are, and any future foreign operations will be, subject to certain risks that could reduce or impair our sales, profits, cash flows and financial position. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a competitive and timely basis. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also increase our costs and reduce our profits.

We could incur substantial costs to comply with environmental requirements; violations of, and liabilities under, environmental laws and regulations may increase our costs or require us to change certain business practices.

We are subject to a broad range of federal, state, local and foreign environmental laws and regulations which govern, among other things, air emissions, wastewater discharges and the handling, storage disposal and release of wastes and hazardous substances. Such laws and regulations can be complex and change often. We incur costs to comply with environmental requirements, and such costs could increase significantly to comply with changes in the requirements or their interpretation or enforcement. Some of our facilities have been the subject of actions to enforce environmental requirements. We could incur substantial costs, including clean-up costs, fines and sanctions and third-party property damage or personal injury claims, as a result of violations of or liabilities under environmental laws, relevant common law, or the environmental permits required for our operations. Failure to comply with environmental requirements could also result in enforcement actions that materially limit or otherwise affect the operations of the facilities involved. For the periods reported in this prospectus, these expenses were not material to net income.

Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials also may be held liable for such costs at a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Contaminants have been detected at some of our present sites, principally in connection with historical operations, and investigations and/or clean-ups have been undertaken by us or by former owners of the sites. We are unaware of material offsite contamination at any of the sites. The costs of investigating and remediating environmental conditions at some of our facilities may be substantial. Although we believe we are entitled to contractual indemnification for a portion of these costs, if we do not receive expected indemnification payments, or if our costs are higher than expected, our exposure to these costs would increase. We anticipate additional investigations and cleanups of onsite contamination under regulatory supervision or voluntarily at some of our sites. In addition, the imposition of more stringent cleanup requirements, the discovery of additional contaminants, or the discovery of material offsite contamination at or from one or more of our facilities could result in significant additional costs to us.

If we are unable to adequately protect our intellectual property, we could lose a significant competitive advantage.

Our success with our products depends, in part, on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to adequately protect our intellectual property rights, competitors may manufacture and market products similar to ours. We may not receive patents for any of our patent applications and our existing or future patents that we receive or license may not provide competitive advantages for our products. Our competitors may challenge, invalidate or avoid the application of any existing or future patents that we receive or license. In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products.

The loss of our senior management could disrupt our business.

Our senior management is important to the success of our business. There is significant competition for these kinds of personnel in the separation and filtration membrane industry. We may not be able to retain our existing senior management, fill new positions or vacancies created by expansion or turnover or attract additional senior management personnel. The loss of any member of our senior management without retaining a replacement (either from inside or outside our existing management team) could disrupt our business.

We are currently negotiating the terms of an employment agreement with our chief executive officer. We do not have employment agreements or non-compete agreements with any other executive officers. All of our executive officers are free to pursue other business opportunities (other than our chief executive officer, who is bound by a non-compete agreement), including those that may compete with us.

We may pursue future acquisitions. If we incur additional debt that becomes difficult to service or if we incur contingent liabilities and expenses in connection with future acquisitions or if we cannot effectively integrate newly acquired operations, your investment may decline in value.

A significant portion of our historical growth has occurred through acquisitions and we may enter into acquisitions in the future. Acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. Future acquisitions would likely result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

We may not be able to integrate successfully any business we acquire into our existing business and any acquired businesses may not be profitable or as profitable as we had expected. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service and attract customers and develop new products and services. In addition, because we may actively pursue a number of opportunities simultaneously, we may encounter unforeseen expenses, complications and delays, including difficulties in employing sufficient staff and maintaining operational and management oversight. Our inability to complete the integration of new businesses in a timely and orderly manner could increase costs, lower profit and ultimately decrease the value of your investment.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

Our acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which include trademarks and trade names, license agreements and technology acquired in acquisitions, were approximately $273.6 million at April 3, 2004 on a pro forma basis as adjusted, representing approximately 18.4% of our total assets. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses acquired, was approximately $522.5 million at April 3, 2004 on a pro forma basis, representing approximately 35.2% of our total assets. Both goodwill and identifiable intangible assets increased substantially as a result of the Transactions.

Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition and, under Financial Accounting Standards Board Statement No. 142, are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The amount of any impairment must be written off. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would reduce our profits for the fiscal period in which the write-off occurs.

Our substantial indebtedness could harm our ability to react to changes to our business and prevent us from fulfilling our obligations under our indebtedness, including our senior subordinated notes.

As a result of the Transactions, we have a significant amount of indebtedness. As of April 3, 2004, on a pro forma as adjusted basis, after giving effect to the Transactions and the partial repurchase of our senior subordinated notes with a portion of the proceeds of this offering, our total indebtedness would have been $710.7 million, excluding unused commitments of $90.0 million under our revolving loan facility. For fiscal 2003, on a pro forma as adjusted basis, after giving effect to the Transactions and the partial repurchase of our senior subordinated notes, our interest expense would have been $44.3 million. See "Use of proceeds."

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other important consequences. For example, it could:

•
increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•
require us to dedicate all or a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•
limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•
place us at a competitive disadvantage compared to competitors that have less debt;

•
limit our ability to raise additional financing on satisfactory terms or at all; and

•
make it more difficult for us to satisfy our financial obligations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Although we may have interest rate hedge arrangements in effect from time to time, our interest expense could increase if interest rates increase, because our debt under the credit agreement governing our senior secured credit facilities, which includes a $370.0 million term loan facility, a €36.0 million term loan facility and a revolving loan facility of $90.0 million, may not be fully hedged and will bear interest at floating rates, generally adjusted LIBOR plus an applicable margin or the alternate base rate plus an applicable margin. The alternate base rate is the higher of (x) JPMorgan Chase Bank's prime rate and (y) the Federal Funds Effective Rate plus 0.50%. A 1% increase in the interest rate on our variable rate loans would cost us approximately $4.1 million per year in incremental interest expense.

Our earnings may not be sufficient to allow us to pay principal and interest on our debt, including our senior subordinated notes, and meet our other obligations. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future, which is subject in part to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Our business may not generate sufficient cash flow from operations and future borrowings may not be available to us under our senior secured credit facilities or otherwise in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. Our annual debt service obligations are currently comprised of payment of 1.0% of the outstanding principal on our senior secured credit facility, current maturities on other debt, plus interest. On a pro forma basis as of April 3, 2004, after giving effect to the Transactions and this offering, principal and interest payments for the next twelve months will be approximately $8.0 million and $40.3 million, respectively. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. Any of these actions may not be effected on commercially reasonable terms, or at all. In addition, the indenture for our senior subordinated notes and the credit agreement for our senior secured credit facilities may restrict us from adopting any of these alternatives.

The terms of our senior secured credit facilities and the indenture relating to our senior subordinated notes may restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

Our senior secured credit facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. Our senior secured credit facilities include covenants restricting, among other things, our ability to:

•
incur, assume or permit to exist additional indebtedness or guarantees;

•
incur liens and engage in sale leaseback transactions;

•
make capital expenditures;

•
make loans and investments;

•
declare dividends, make payments on or redeem or repurchase capital stock;

•
engage in mergers, acquisitions and other business combinations;

•
prepay, redeem or purchase certain indebtedness, including the notes;

•
amend or otherwise alter terms of our indebtedness, including the notes, and other material agreements;

•
sell assets;

•
engage in transactions with affiliates; and

•
alter the business that we conduct.

The indenture relating to our senior subordinated notes also contains numerous operating and financial covenants including, among other things, restrictions on our ability to:

•
incur or guarantee additional debt;

•
issue preferred stock of restricted subsidiaries;

•
pay dividends or make other equity distributions;

•
purchase or redeem capital stock;

•
make certain investments;

•
enter into arrangements that restrict dividends from restricted subsidiaries;

•
engage in transactions with affiliates;

•
sell or otherwise dispose of assets; and

•
merge or consolidate with another entity.

Our senior secured credit facilities also include financial covenants, including requirements that we maintain a minimum interest coverage ratio and a maximum leverage ratio. In addition, these financial covenants include a requirement that we not exceed certain maximum aggregate capital expenditures. These financial covenants will become more restrictive over time. Our ability to meet those financial ratios and test can be affected by events beyond our control and, over time, we may not satisfy those tests.

A breach of any of these covenants or the inability to comply with the required financial covenants could result in a default under our senior secured credit facilities or our senior subordinated notes. If any such default occurs, the lenders under our senior secured credit facilities and the holders of our senior subordinated notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior secured credit facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure the debt, which includes our available cash, and they will also have the right to prevent us from making debt service payments on the senior subordinated notes. If the debt under our senior secured credit facilities or our senior subordinated notes were to be accelerated, our assets may be insufficient to repay in full our senior subordinated notes and our other debt.

Risks related to this offering

Our principal stockholder will be able to influence matters requiring stockholder approval and could discourage the purchase of our outstanding shares at a premium.

After the offering, our principal stockholder, Warburg Pincus, will control approximately 73% of our outstanding common stock. See "Principal stockholders." This concentration of ownership may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale or merger of our company and may negatively affect the market price of our common stock. These transactions might include proxy contests, tender offers, mergers or other purchases of common stock that could give you the opportunity to realize a premium over the then-prevailing market price for shares of our common stock.

Upon the completion of the offering, Warburg Pincus will continue to have the right under our stockholders agreement to designate a majority of the members of our board of directors. As a result of this share ownership and minority representation on our board of directors, our current stockholders, in particular Warburg Pincus, will be able to influence all affairs and actions of our company, including matters requiring stockholder approval such as the election of directors and approval of significant corporate transactions. The interests of our executive officers, directors and principal stockholders may differ from the interests of the other stockholders. For example, Warburg Pincus could oppose a third party offer to acquire Polypore International that you might consider attractive, and the third party may be unwilling to proceed unless Warburg Pincus supports the offer. In addition, if the Board of Directors supports a transaction requiring an amendment to our certificate of incorporation, Warburg Pincus is currently in a position to defeat any required stockholder approval of the proposed amendment. If the Board of Directors supports an acquisition of Polypore International by means of a merger or a similar transaction, the vote of Warburg Pincus alone is currently sufficient to approve the transaction under Delaware law. In each of these cases and in similar situations, you may disagree with Warburg Pincus as to whether the action opposed or supported by Warburg Pincus is in the best interest of our stockholders.

You will experience immediate and significant dilution in book value per share.

The initial public offering price of our common stock is substantially higher than what the net tangible book value per share of our outstanding common stock will be immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares outstanding. If you purchase our common stock in this offering, you will incur an immediate dilution of approximately $19.51 in the net tangible book value per share of common stock.

We will also have a significant number of outstanding options to purchase our common stock with exercise prices significantly below the initial public offering price of the common stock. To the extent these options are exercised, you will experience further dilution. Upon consummation of this offering, there will be options to purchase 2,817,276 shares of our common stock outstanding, none of which will be immediately exercisable.

If a significant number of shares of our common stock is sold into the market following the offering, the market price of our common stock could significantly decline, even if our business is doing well.

Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and could materially impair our future ability to raise capital through offerings of our common stock. An aggregate of 73,851,500 shares of common stock will be outstanding after this offering. Of these, the 20,000,000 shares offered by this prospectus will be freely tradeable without restriction or further registration.

On the day that is 181 days after completion of this offering, lockup agreements entered into by our directors, executive officers and certain existing stockholders will expire and, beginning on May 13, 2005, such directors, executive officers and stockholders will be able to sell an aggregate total of 53,851,500 shares under Rule 144 of the Securities Act.

Warburg Pincus has demand registration rights to cause us to file, at our expense, a registration statement under the Securities Act covering the resales of their shares any time after the date that is 181 days after the date on which our initial public offering closes. These shares will represent approximately 73% of our outstanding common stock, or 53,851,500 shares, upon completion of this offering. Beginning on May 13, 2005, these shares may also be sold under Rule 144 of the Securities Act, subject to significant restrictions in the case of shares held by persons deemed to be our affiliates.

In addition, after this offering, we also intend to register 8,817,276 shares of common stock for issuance under our stock option plans. Upon the closing of this offering, options to purchase 2,817,276 shares of common stock will be issued and outstanding, none of which will be immediately vested.

If provisions in our corporate documents and Delaware law delay or prevent a change in control of our company, we may be unable to consummate a transaction that our stockholders consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition involving us that our stockholders may consider favorable. For example, our amended and restated certificate of incorporation authorizes our board of directors to issue up to 15,000,000 shares of "blank check" preferred stock. Without stockholder approval, the board of directors has the authority to attach special rights, including voting and dividend rights, to this preferred stock. With these rights, preferred stockholders could make it more difficult for a third party to acquire us. In addition, our amended and restated certificate of incorporation provides for a staggered board of directors, whereby directors serve for three year terms, with approximately a third of the directors coming up for reelection each year. Having a staggered board could make it more difficult for a third party to acquire us through a proxy contest. Applicable Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. Finally, upon any change in control the lenders under our senior secured credit facility would have the right to require us to repay all of our outstanding obligations under the facilities and we would be required to offer to repurchase our outstanding senior subordinated notes.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

There is currently no public market for our common stock. An active trading market for our common stock may not develop. You may be unable to resell the common stock you buy at or above the initial public offering price. We will establish the initial public offering price through negotiations with the representative of the underwriters. You should not view the price they and we establish as any indication of prices that will prevail in the trading market.

Our stock price may be volatile and your investment in our common stock could suffer a decline in value.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities. These broad market fluctuations may negatively affect the market price of our common stock. You may not be able to resell your shares at or above the initial public offering price due to fluctuations in the market price of our common stock caused by changes in our operating performance or prospects and other factors.

Some specific factors that may have a significant effect on our common stock market price include:

•
actual or anticipated fluctuations in our operating results;

•
actual or anticipated changes in our growth rates or our competitors' growth rates;

•
conditions in the financial markets in general of changes in general economic conditions;

•
our inability to raise additional capital;

•
conditions of our industry generally; and

•
changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally.

Forward-looking statements

This prospectus includes forward-looking statements. All statements other than statements of historical facts included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements including, in particular, the statements about Polypore International's plans, objectives, strategies and prospects regarding, among other things, the financial condition, results of operations and business of Polypore International and its subsidiaries. We have identified some of these forward-looking statements with words like "believe," "may," "will," "should," "expect," "intend," "plan," "predict," "anticipate," "estimate" or "continue" and other words and terms of similar meaning. These forward-looking statements may be contained under the captions "Summary," "Risk factors," "Unaudited consolidated pro forma financial information," "Management's discussion and analysis of financial condition and results of operations" and "Business." These forward-looking statements are based on current expectations about future events affecting us and are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Many factors mentioned in our discussion in this prospectus, including the risks outlined under "Risk factors," will be important in determining future results. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties, including with respect to Polypore International, the following, among other things:

•
the highly competitive nature of the markets in which we sell our products;

•
the failure to continue developing innovative products;

•
the increased use of synthetic hemodialysis filtration membranes by our customers;

•
the loss of our customers;

•
the vertical integration by our customers of the production of our products into their own manufacturing process;

•
increases in prices for raw materials or the loss of key supplier contracts;

•
employee slowdowns, strikes or similar actions;

•
product liability claims exposure;

•
risks in connection with our operations outside the United States;

•
the incurrence of substantial costs to comply with, or as a result of violations of, or liabilities under environmental laws;

•
the failure in protecting our intellectual property;

•
the failure to replace lost senior management;

•
the incurrence of additional debt, contingent liabilities and expenses in connection of future acquisitions;

•
the failure to effectively integrate newly acquired operations; and

•
absence of expected returns from the amount of intangible assets we have recorded.

Since our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements, we cannot give any assurance that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on Polypore International's results of operations and financial condition. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to update these forward-looking statements or the risk factors contained in this prospectus to reflect new information, future events or otherwise, except as may be required under federal securities laws.

Use of proceeds

We estimate that the net proceeds from the sale of the 20,000,000 shares of common stock that we are offering will be approximately $277.0 million after deducting the underwriting discount and estimated offering expenses of $23.0 million and assuming an initial public offering price of $15.00 per share, the mid-point of the estimated initial public offering price range. If the underwriters exercise their overallotment option in full, we estimate that our net proceeds will be approximately $319.1 million.

We anticipate using the net proceeds of the offering to:

•
Redeem all of our outstanding Series A nonconvertible preferred stock, par value $.01 per share, which is held by our controlling stockholder, Warburg Pincus, for $150.0 million. The proceeds of the Series A nonconvertible preferred stock were used to finance, in part, the Transactions. See "Certain relationships" for more information on our Series A nonconvertible preferred stock.

•
Repurchase a portion of the outstanding principal of Polypore Inc.'s senior subordinated notes. The proceeds of the senior subordinated notes were used to finance, in part, the Transactions. We expect to repurchase the notes in the open market or through negotiated private purchases, in each case, to the extent available to us at attractive prices. Under the indenture governing the notes, up to 35% of the outstanding notes may be redeemed with proceeds of this offering at a redemption price of 108.75% of this principal amount. Upon making this repurchase, we expect that approximately $161.4 million of principal will remain outstanding on the dollar-denominated notes and approximately €107.6 million of principal will remain outstanding on the euro-denominated notes. The senior subordinated notes bear interest at 8.75% per annum and will mature in 2012. See "Description of indebtedness—Senior subordinated notes."

If the underwriters exercise their overallotment option, we may use a portion of the net proceeds of the offering to repurchase additional senior subordinated notes, to repay term loans under Polypore, Inc.'s senior secured credit facilities or for other general corporate purposes. The proceeds of the term loans under the senior secured credit facilities were used to finance, in part, the Transactions. The term loans bear interest at either an alternate base rate or an adjusted LIBO rate, in each case, plus an applicable margin, and mature in 2011. See "Description of indebtedness—Senior secured credit facilities."

Dividend policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and, therefore, do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future. The amounts available to us to pay cash dividends are restricted under our debt agreements. Any payment of cash dividends on our common stock will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our board of directors.

In February 2002, Polypore, Inc. paid accrued dividends of approximately $13.6 million on its then-outstanding preferred stock. Such preferred stock ceased to be outstanding in connection with the closing of the Transactions.

Capitalization

The following table sets forth the cash and cash equivalents and consolidated capitalization of Polypore, Inc., our predecessor and wholly owned subsidiary, as of April 3, 2004, on a historical basis. The table also sets forth our cash and consolidated capitalization as of April 3, 2004 on a pro forma and pro forma as adjusted basis to reflect both the Transactions, and the sale of 20,000,000 shares of our common stock at an assumed initial public offering price of $15.00 per share, the mid-point of the estimated initial public offering price range, with the net proceeds of such sale applied to redeem our Series A nonconvertible preferred stock and to repurchase a portion of our senior subordinated notes. This table should be read in conjunction with the information contained in "Use of proceeds," "Unaudited pro forma consolidated financial information," "Selected historical consolidated financial data" and "Management's discussion and analysis of financial condition and results of operations" as well as the consolidated financial statements of Polypore, Inc. and the notes thereto, and the balance sheet of Polypore International and the notes thereto included elsewhere in this prospectus.

		Successor
	Predecessor
As of April 3, 2004 (in millions)				Pro forma as adjusted
	Historical	Pro forma

Cash and cash equivalents	$27.3	$7.2		$7.2

Debt (including current maturities):
Former senior credit facility
Revolving loan facility	$10.0	$—		$—
Term loans	261.9	—		—
Other	5.7	5.7		5.7
Senior secured credit facilities
Revolving loan facility	—	—		—
Term loan facility	—	413.9		413.9
Senior subordinated notes	—	407.9		291.1

Total debt	277.6	827.5		710.7
Redeemable preferred stock:
Redeemable preferred stock	14.0	—		—
Cumulative dividends payable	2.5	—		—

Total redeemable preferred stock	16.5	—		—
Series A nonconvertible preferred stock	—	150.0		—
Stockholders' equity:
Common stock	—	—		0.7
Paid-in capital	1.7	199.8	(1)	476.1
Retained earnings	145.0	(5.8	)(2)	(13.9	)(3)
Accumulated other comprehensive income	51.8	—		—

Total stockholders' equity	198.5	194.0		462.9

Total capitalization	$492.6	$1,171.5		$1,173.6

(1) Represents cash proceeds from the capital contribution by Warburg Pincus and from an investment by certain members of our management team.

(2) Represents the write-off of in-process research and development costs.

(3) Represents the write-off of in-process research and development costs and the write off of bond issuance costs and expensing of bond premium in connection with the repurchase of the senior subordinated notes (net of tax benefits).

The table above excludes:

•	2,817,276 shares of our common stock that we may issue upon the exercise of options that will be outstanding upon consummation of this offering at a weighted average exercise price of $3.18 per share;
•	6,000,000 shares of our common stock available for future issuance under our option plans; and
•	3,000,000 shares of our common stock that may be purchased by the underwriters to cover overallotments.

Dilution

The historical net tangible book value of our predecessor and wholly owned subsidiary, Polypore, Inc., as of April 3, 2004 was $149.6 million. Polypore, Inc.'s pro forma net tangible book deficit, giving effect to the Transactions, as of April 3, 2004 was $(605.0) million, or $(11.23) per share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock assumed outstanding. After giving effect to the sale of the shares of common stock we propose to offer pursuant to this prospectus and the application of the net proceeds therefrom, and after deducting the underwriting discount and estimated offering expenses, our net tangible book deficit as of April 3, 2004 would have been $(333.2) million, or $(4.51) per share. This represents an immediate increase in net tangible book value of $6.72 per share to our existing stockholders and an immediate dilution of $19.51 per share to new investors. Whenever the book value is less than the price the investor paid, the investor suffers dilution. The dilution to investors in the offering is illustrated in the following table:

Assumed initial public offering price per share		$15.00

Pro forma net tangible book deficit per share at April 3, 2004	$(11.23)

Increase per share attributable to cash payments made by new investors	$6.72

Pro forma net tangible book deficit per share after this offering		$(4.51)

Dilution in net tangible book value per share to new investors		$(19.51)

The following table enumerates the number of shares of common stock issued, the total consideration paid and the average price per share paid by our existing stockholders and by the new investors in this offering assuming the sale by us of 20,000,000 shares of our common stock at an assumed initial offering price of $15.00 per share, the mid-point of the estimated initial public offering price range.

	Shares purchased		Total consideration
					Average price per share
	Number	Percentage	Amount	Percentage

Existing stockholders	53,851,500	70.24%	$171,421,000	35.68%	$3.18
Existing option holders	2,817,267	3.67	8,968,000	1.87	$3.18
New investors	20,000,000	26.09	300,000,000	62.45	$15.00

Total	76,668,767	100.00%	$480,389,000	100.00%

The information presented in the immediately preceeding table assumes the exercise of all stock options outstanding as of the closing of this offering, even though such options will not then be exercisable.

Unaudited pro forma consolidated financial information

The unaudited pro forma consolidated financial information for Polypore International has been provided to enable readers to understand our historical financial results in relation to our recent formation and the acquisition of Polypore, Inc., and this initial public offering.

Polypore, Inc., our predecessor and wholly owned subsidiary, has audited consolidated financial statements as of and for fiscal 2003 and unaudited condensed consolidated financial statements as of and for the three months ended April 3, 2004 that are included elsewhere in this prospectus. The unaudited pro forma consolidated financial information for Polypore International, the successor to Polypore, Inc., presented herein should be read together with those financial statements and related notes and "Management's discussion and analysis of financial condition and results of operations."

The following unaudited pro forma consolidated financial information of Polypore International has been derived by the application of pro forma adjustments to Polypore, Inc.'s historical consolidated financial statements as of and for fiscal 2003 and its unaudited condensed consolidated financial statements as of and for the three months ended April 3, 2004. The unaudited pro forma consolidated statement of operations for fiscal 2003 gives effect to the recent formation of Polypore International, the Transactions and this offering as if they had occurred on December 29, 2002, the first day of Polypore, Inc.'s most recently completed fiscal year. The unaudited pro forma consolidated statement of operations for the three months ended April 3, 2004 gives effect to the recent formation of Polypore International, the Transactions and this offering as if they had occurred on January 4, 2004, the first day of Polypore, Inc's most recently completed fiscal quarter. The unaudited pro forma consolidated balance sheet as of April 3, 2004 gives effect to the Transactions and this offering as if they had each occurred on April 3, 2004.

The pro forma adjustments described in the accompanying notes have been made based on available information. Although management believes this information is reasonable, the valuation information used for purchase accounting is preliminary and, therefore, subject to change. The unaudited pro forma consolidated financial information should not be considered indicative of actual results that would have been achieved had the events listed above occurred on the respective dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The unaudited pro forma consolidated statement of operations excludes the nonrecurring effects of the following relating to the formation of Polypore International and the acquisition of Polypore, Inc. (i) the write-off of debt issuance costs of $5.1 million (ii) the write-off of in-process research and development costs of $5.8 million and (iii) the inventory purchase accounting adjustment that will be charged to cost of goods sold as the inventory on hand is sold, when the acquisition was consummated, of $19.7 million. No adjustment has been made for salary and bonus of $5.5 million for fiscal 2003 and $1.5 million for the three months ended April 3, 2004, for certain members of management who are no longer involved with Polypore International or Polypore, Inc. since the closing of the Transactions. The unaudited pro forma consolidated statement of operations excludes, in relation to the offering, the nonrecurring effects of the write-off of debt issuance costs of $2.9 million and expensing of the bond premium of $10.2 million. We cannot assure you that the assumptions used in the preparation of the pro forma consolidated financial information will prove to be correct. You should read the pro forma consolidated financial statements together with "Use of proceeds," "Management's discussion and analysis of financial condition and results of operations" and the consolidated historical financial statements of Polypore, Inc. and the notes thereto, and other financial information included elsewhere in this prospectus.

The acquisition of Polypore, Inc. by PP Acquisition is accounted for as a purchase in conformity with Statement of Financial Accounting Standards, or "SFAS," No. 141, "Business Combinations," with intangible assets recorded in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The total cost of the merger of PP Acquisition with and into Polypore, Inc. is allocated as a change in basis to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of the date of the merger. The excess of the purchase price over the historical basis of the net assets acquired has been allocated in the accompanying pro forma financial information based on preliminary valuation estimates, including independent appraisals, and certain assumptions that management believes are reasonable. The final allocation will be subject to the valuation of our assets and liabilities as of the date the merger was finalized and, therefore, such allocation and the resulting effect on income from operations may differ from the pro forma amount included herein. In addition, in accordance with the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets," no amortization of indefinite-lived intangible assets or goodwill will be recorded.

Polypore International, Inc.
Unaudited pro forma consolidated balance sheet
April 3, 2004

(in millions)	Predecessor historical	Transactions adjustments(a)		Pro forma for Transactions	As adjusted(a)		Successor pro forma

ASSETS
Current assets:
Cash and equivalents	$27.3	$(20.1	)(b)	$7.2	$—		$7.2
Accounts receivable, net	99.9	—		99.9	—		99.9
Inventories	59.0	19.7	(b)	78.7	—		78.7
Prepaid and other	6.9	—		6.9	—		6.9
Due from affiliate	5.7	(5.7	)(b)	—	—		—

Total current assets	198.8	(6.1)		192.7	—		192.7
Property, plant and equipment, net	462.3	15.5	(b)	477.8	—		477.8
Intangibles, loan acquisition and other costs, net	17.0	245.6	(b)	276.5	(2.9	)(f)	273.6
		19.0	(b)
		(5.1	)(b)
Goodwill	31.9	490.6	(b)	522.5	—		522.5
Environmental indemnification receivable	18.1	—		18.1	—		18.1
Other	1.0	—		1.0	—		1.0

Total assets	$729.1	$759.5		$1,488.6	$(2.9)		$1,485.7

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Revolving credit obligations	$10.0	$(10.0	)(c)	$—	$—		$—
Accounts payable	19.7	—		19.7	—		19.7
Accrued liabilities	40.7	(5.3	)(b)	35.4	—		35.4
Income taxes payable	5.8	—		5.8	(5.0)		0.8
Current portion of debt	20.1	(15.2	)(c)	8.0	—		8.0
		3.1	(c)

Total current liabilities	96.3	(27.4)		68.9	(5.0)		63.9
Debt, less current portion	247.5	572.0	(c)	819.5	(116.8	)(c)	702.7
Pension and postretirement benefits	37.0	—		37.0	—		37.0
Post employment benefits	12.6	—		12.6	—		12.6
Environmental reserve—non-current	21.7	—		21.7	—		21.7
Deferred income taxes and other	99.0	85.9	(b)	184.9	—		184.9
Redeemable preferred stock	14.0	(14.0	)(b)	—	—		—
Cumulative dividends payable	2.5	(2.5	)(b)	—	—		—
Series A nonconvertible preferred stock	—	150.0	(d)	150.0	(150.0	)(d)	—
Shareholders' equity	198.5	(4.5)	(e)	194.0	268.9	(e)	462.9

Total liabilities and shareholders' equity	$729.1	$759.5		$1,488.6	$(2.9)		$1,485.7

Polypore International, Inc.
Notes to unaudited pro forma consolidated balance sheet

The pro forma financial data have been derived from the application of pro forma adjustments to our predecessor Polypore, Inc.'s unaudited historical financial statements as of April 3, 2004.

(a)   Set forth below are the sources and uses of funds pertaining to the Transactions. The sources and uses below assume that the Transactions were consummated on April 3, 2004.

(in millions)

Sources of funds
New term loan facility for Polypore, Inc.	$413.9
8.75% senior subordinated notes due 2012	407.9
Equity contribution for Polypore, Inc.(1)	349.8

Total sources—Transactions	$1,171.6

Proceeds from the sale of common stock	$277.0

Total sources—offering	$277.0

Uses of funds
Payment to shareholders of Polypore, Inc.	$868.7
Repayment of Polypore, Inc.'s existing debt	271.9
Transaction costs related to Polypore, Inc.	31.0

Total uses—Transactions	$1,171.6

Repurchase of senior subordinated debt	$127.0
Redemption of Series A nonconvertible preferred stock	150.0

Total uses—offering	$277.0

(1)      Represents a cash investment of $322.5 million plus cash on the balance sheet of Polypore, Inc. of $27.3 million. The actual cash equity investment by our stockholders on May 13, 2004 was $320.4 million.

(b)   The preliminary allocation of purchase price to the fair values of the net assets acquired in connection with the acquisition of Polypore, Inc. and bond offering is as follows:

(in millions)

Purchase price allocation
Purchase price(1)		$1,140.6
Direct acquisition costs(2)		12.0

Total consideration and direct acquisition costs		1,152.6
Less:
Cash to be retained by sellers	(20.1)
Amounts due to affiliates to be settled at closing	(5.7)
Existing debt to be paid at closing	271.9
Swap agreement to be terminated at closing	5.3
Redeemable preferred stock (including cumulative dividends payable)	16.5
Stockholders' equity	198.5
In process R&D costs to be written off at acquisition date	5.8
Write-off loan acquisition costs on existing debt	(5.1)	(467.1)

		685.5
Debt issuance costs—new debt(3)		19.0

Excess purchase price over net asset value		$704.5

Preliminary allocation of excess purchase price over net assets acquired and related purchase accounting adjustments(4):

(in millions)

Inventories	$19.7
Property, plant and equipment	15.5
Goodwill	490.6
Other intangible assets(5)	245.6
Debt issuance costs—new debt	19.0
Noncurrent deferred income taxes	(85.9)

$704.5

(1)    In accordance with the stock purchase agreement entered into on January 30, 2004, the purchase price consists of the agreed upon sales price of $1,150 million less accrued current taxes incurred in and payable for fiscal 2003 of $9.4 million.

(2)   Represents the estimated fees and expenses incurred in connection with the Transactions.

(3)   Represents the fees and commissions incurred to obtain the $503.9 million senior secured credit facilities and issue the $407.9 million in aggregate principal amount of the senior subordinated notes.

(4)   The final appraisal and purchase price allocation is expected to be completed within one year after the completion of the Transactions.

(5)   The adjustment to intangible assets is based on management's preliminary estimate of identifiable intangible assets as follows:

(in millions)	Estimated useful life	Amount

Intangible assets
Customer relationships	10-20 years	$198.0
Technology and patents	8 years	36.3
Trade names	Indefinite	11.7
Supply agreement	5 years	(1.3)
In process R&D	N/A	5.8
Internally developed software	1–5 years	0.9

		251.5
Write-off in process R&D at date of acquisition		(5.8)

		$245.6

(c)    This adjustment represents the recognition of borrowings under the new term loan facility of $413.9 million and the 8.75% senior subordinated notes offered of $407.9 million, net of the repayment of $271.9 million of existing indebtedness at April 3, 2004 (including the revolver and current and long-term portions of term debt) in conjunction with the acquisition of Polypore, Inc. In addition, this adjustment represents the redemption of a portion of the 8.75% senior subordinated notes using a portion of the proceeds of this offering.

(in millions)	Predecessor historical	Transactions adjustments	Pro forma for Transactions	As adjusted	Successor pro forma

Current portion of long-term debt:
Existing senior credit facilities:
Revolving credit obligations	$10.0	$(10.0)	$—	$—	$—
Term loans	15.2	(15.2)	—	—	—
Other	4.9	—	4.9	—	4.9
New senior secured credit facilities:
Term loan facilities	—	3.1	3.1	—	3.1

	30.1	(22.1)	8.0	—	8.0

Debt, less current portion:
Existing senior credit facilities:
Term loans	246.7	(246.7)	—	—	—
Other	0.8	—	0.8	—	0.8
New senior secured credit facilities:
Revolving loan facility	—	—	—	—	—
Term loan facility	—	410.8	410.8	—	410.8
8.75% Senior subordinated notes	—	407.9	407.9	(116.8)	291.1

	247.5	572.0	819.5	(116.8)	702.7

	$277.6	$549.9	$827.5	$(116.8)	$710.7

(d)   This adjustment represents the issuance of 1,500 shares of Series A nonconvertible preferred stock totaling $150.0 million, which is being redeemed with proceeds from this offering.

(e)   The adjustments to shareholders' equity is composed of the following:

(in millions)

Historical shareholders' equity at Polypore, Inc.	$(198.5)
Write-off of in process R&D at the acquisition date for Polypore, Inc.	(5.8)
Equity contributions to Polypore International, Inc.	199.8

$(4.5)

Proceeds from issuance of common stock	$300.0
Offering expenses	(23.0)
Premium on redemption of senior subordinated notes (net of tax benefit)	(6.3)
Write-off of debt issuance costs (net of tax benefit)	(1.8)

$268.9

(f)    This adjustment represents the write-off of debt issuance cost related to repurchase of the senior subordinated notes using a portion of the proceeds of this offering.

Polypore International, Inc.
Unaudited pro forma consolidated statement of operations
Three months ended April 3, 2004

(in millions, except share and per share data)	Predecessor historical		Transactions adjustments(1)		Pro forma for Transactions	As adjusted(2)	Successor pro forma

Net sales	$140.1		$—		$140.1	$—	$140.1
Cost of goods sold	86.3		(4.6	)(a)	81.7	—	81.7

Gross profit	53.8		4.6		58.4	—	58.4
Selling, general and administrative expenses	19.0		4.1	(b)	23.1	—	23.1

Operating income	34.8		0.5		35.3	—	35.3

Other (income) expense:
Interest expense, net	4.5		8.4	(c)	12.9	(2.6)	10.3
Foreign currency and other	(1.1)		—		(1.1)	—	(1.1)
Unrealized (gain) loss on derivative instrument	(0.0)		0.0		—	—	—

	3.4		8.4		11.8	(2.6)	9.2

Income before income taxes	31.4		(7.9)		23.5	2.6	26.1
Income taxes	10.7		(1.8	)(d)	8.9	1.0	9.9

Net income	$20.7		$(6.1)		$14.6	$1.6	$16.2

Net income per common share—basic	$131.64	(3)					$0.22
Net income per common share—diluted	$131.64	(3)					$0.21
Weighted average number of shares—basic	155,086	(3)					73,851,500
Weighted average number of shares—diluted	155,086	(3)					76,070,843

Polypore International, Inc.
Notes to unaudited pro forma consolidated statement of operations

(1)
The pro forma transaction adjustments represent adjustments necessary to give effect to the Transactions. Adjustments (a) and (b) are based on a preliminary allocation of the purchase price, which is expected to be finalized within one year of the Transactions date.

(a)
This adjustment represents a decrease in depreciation expense due to purchase accounting adjustments to record Polypore, Inc.'s property, plant and equipment at fair value. The adjustment was computed using the straight-line method of depreciation at the estimated useful lives for the property, plant and equipment.

(b)
This adjustment represents the change in amortization expense resulting from the amortization of identifiable intangible assets recorded in connection with the Transactions using the straight-line method based on the following:

(in millions)	Estimated useful life	Estimated fair value

Amortizable intangibles
Customer relationships	10–20 years	$198.0
Technology and patents	8 years	36.3
Supply agreement	5 years	9.9
Internally developed software	1–5 years	0.9

      No adjustment has been made to selling, general and administrative expenses for salary and bonus of $1.5 million for certain members of management who are no longer involved with Polypore, Inc. since the closing of the Transactions. Had this adjustment been made, pro forma operating income would have been increased by $1.5 million to $36.8 million.

  (c)
  The adjustment to interest expense reflects the following:

(in millions)	Three months ended April 3, 2004

Interest expense on existing indebtedness repaid in connection with the Transactions	$(4.8)
Interest expense on new term loan facility at 3.63%—Polypore, Inc.	3.6
Interest expense on 8.75% senior subordinated notes due 2012—Polypore, Inc.	9.0
Amortization of debt issuance costs on debt incurred in connection with the Transactions over a period of approximately 8 years:	0.6

$8.4

  (d)
  This adjustment represents the tax effect of pro forma adjustments to income before income taxes and is based on Polypore, Inc.'s statutory tax rate of 38%.

(2)
Adjustments represent those necessary to give effect to this offering.

(3)
Represents historical amounts of our predecessor and wholly owned subsidiary, Polypore, Inc., without giving effect to the Transactions or this offering. These amounts are not indicative of amounts of Polypore International either before or after giving effect to the Transactions or this offering.

Polypore International, Inc.
Unaudited pro forma consolidated statement of operations
Year ended January 3, 2004

(in millions, except share and per share data)	Predecessor historical		Transactions adjustments(1)		Pro forma for Transactions	As adjusted(2)	Successor pro forma

Net sales	$441.1		$—		$441.1	$—	$441.1
Cost of goods sold	285.6		(11.0	)(a)	274.7	—	274.7

Gross profit	155.4		11.0		166.4	—	166.4
Selling, general and administrative expenses	69.7		16.7	(b)	86.4	—	86.4

Operating income	85.8		(5.7)		80.0	—	80.0
Other (income) expense:
Interest expense, net	21.5		33.3	(c)	54.9	(10.6)	44.3
Foreign currency and other	2.4		—		2.4	—	2.4
Unrealized (gain) loss on derivative instrument	(2.3)		2.3		—	—	—

Income before income taxes	64.1		(41.3)		22.7	10.6	33.3
Income taxes	18.8		(10.1	)(d)	8.6	4.1	12.7

Net income	$45.3		$(31.2)		$14.1	$6.5	$20.6

Net income per common share—basic	$284.06	(3)					$0.28
Net income per common share—diluted	$284.06	(3)					$0.27
Weighted average number of shares—basic	155,086	(3)					73,851,500
Weighted average number of shares—diluted	155,086	(3)					76,070,843

Polypore International, Inc.
Notes to unaudited pro forma consolidated statement of operations

(1)
The pro forma transaction adjustments represent adjustments necessary to give effect to the Transactions. Adjustments (a) and (b) are based on a preliminary allocation of the purchase price, which is expected to be finalized within one year of the date of the Transactions.

(a)
This adjustment represents a decrease in depreciation expense due to purchase accounting adjustments to record Polypore's property, plant and equipment at fair value. The adjustment was computed using the straight-line method of depreciation at the estimated useful lives for the property, plant and equipment.

(b)
This adjustment represents the change in amortization expense resulting from the amortization of identifiable intangible assets recorded in connection with the Transactions using the straight line method based on the following:

(in millions)	Estimated useful life	Estimated fair value

Amortizable intangibles
Customer relationships	10-20 years	$198.0
Technology and patents	8 years	36.3
Supply agreement	5 years	9.9
Internally developed software	1–5 years	0.9

      No adjustment has been made to selling, general and administrative expenses for salary and bonus of $5.5 million for certain members of management who are no longer involved with Polypore since the closing of the Transactions. Had this adjustment been made, pro forma operating income would have been increased by $5.5 million to $85.5 million.

  (c)
  The adjustment to interest expense reflects the following:

(in millions)

Interest expense on existing indebtedness repaid in connection with the Transactions	$(20.6)
Interest expense on new term loan facility at 3.69%—Polypore, Inc.	15.3
Interest expense on 8.75% senior subordinated notes due 2012—Polypore, Inc.	36.2
Amortization of debt issuance costs on debt incurred in connection with the Transactions over a period of approximately 8 years:	2.4

$33.3

  (d)
  This adjustment represents the tax effect of pro forma adjustments to income before income taxes and is based on Polypore's 2003 statutory tax rate of 38%.

(2)
Adjustments represent those necessary to give effect to this offering.

(3)
Represents historical amounts of our predecessor and wholly owned subsidiary, Polypore, Inc., without giving effect to the Transactions or this offering. These amounts are not indicative of amounts of Polypore International either before or after giving effect to the Transactions or this offering.

Selected historical consolidated financial data

The following table presents selected historical consolidated financial data of Polypore, Inc., our predecessor and wholly owned subsidiary, for each of the years in the five-year period ended January 3, 2004 and as of the end of each of such years and for the three-month periods ended April 3, 2004 and March 29, 2003 and as of the end of each such three-month period. The selected historical consolidated financial data for each of the years in the five-year period ended January 3, 2004 has been derived from Polypore, Inc.'s audited consolidated financial statements. The audited consolidated financial statements as of and for each of fiscal 2003, fiscal 2002 and fiscal 2001 are included elsewhere in this prospectus. The selected historical consolidated financial data as of and for the three-month periods ended April 3, 2004 and March 29, 2003 has been derived from Polypore, Inc.'s unaudited consolidated financial statements included elsewhere in this prospectus, which in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position, and cash flows. The results for the three-month period ended April 3, 2004 are not necessarily indicative of the results that may be expected for the entire year.

On December 15, 1999, our predecessor, Polypore, Inc. acquired the Celgard lithium battery separator and separation membrane business of Celanese A.G., or "Celgard," and Exide's Corydon, Indiana manufacturing facilities, or "Corydon." On November 16, 2001, Polypore, Inc. acquired all of the outstanding shares of Jüngfer. On February 28, 2002, Polypore, Inc. acquired all of the outstanding shares of Membrana GmbH. All of these acquisitions were accounted for as purchases. The results of operations of Celgard, Corydon, Jüngfer and Membrana GmbH are included in Polypore, Inc.'s consolidated financial statements from the date of each of the acquisitions.

The information presented below should be read together with "Management's discussion and analysis of financial condition and results of operations" and the consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Selected historical consolidated financial data

						Predecessor
	Predecessor					Three months ended
	Fiscal year
(in millions, except share and per share data)						March 29, 2003	April 3, 2004
	1999	2000	2001	2002	2003

Statement of operations data:
Net sales	$163.7	$256.8	$245.7	$345.4	$441.1	$102.5	$140.1
Gross profit	45.9	91.9	91.3	102.0	155.4	34.2	53.8
Selling, general and administrative expenses	15.2	35.8	33.5	48.9	69.7	15.8	19.0
Pension curtailment loss	1.2	—	—	—	—	—	—

Operating income	29.5	56.2	57.8	53.2	85.8	18.4	34.8
Interest expense, net	10.1	18.2	14.1	20.9	21.5	4.5	4.5
Foreign currency and other	3.6	2.5	1.0	1.5	2.4	0.0	(1.1)
Unrealized (gain) loss on derivative interest	—	—	3.1	2.5	(2.3)	(0.3)	(0.0)

Income before income taxes, extraordinary item and cumulative effect of change in accounting principle	15.8	35.5	39.6	28.2	64.1	14.2	31.4
Income taxes	6.3	14.1	16.0	11.4	18.8	5.7	10.7
Extraordinary item, net of tax benefit	0.9	—	—	—	—	—	—
Cumulative effect of change in accounting principle, net	—	—	1.2	—	—	—	—

Net income	$8.6	$21.4	$22.4	$16.8	$45.3	$8.5	$20.7

Net income per common share—basic(1)	$134.41	$386.36	$152.40	$84.19	$284.06	$53.06	$131.64

Net income per common share—diluted(1)	$41.91	$118.12	$115.66	$80.67	$284.06	$53.06	$131.64

Weighted average shares outstanding:
Basic(1)	47,332	47,332	117,468	148,607	155,086	155,086	155,086
Diluted(1)	155,086	155,086	155,086	155,086	155,086	155,086	155,086

(1)
Represents historical amounts of our predecessor and wholly owned subsidiary, Polypore, Inc., without giving effect to the Transactions or this offering. These amounts are not indicative of amounts of Polypore International either before or after giving effect to the Transactions or this offering.

						Predecessor
	Predecessor					Three months ended
	Fiscal year
						April 3, 2004
(in millions)	1999	2000	2001	2002	2003

Balance sheet data (at end of period):
Total assets	$313.0	$318.3	$360.4	$633.1	$730.6	$729.1
Total debt, including current portion	186.9	175.9	187.7	311.0	284.1	277.6
Redeemable preferred stock and cumulative dividends payable	43.8	45.1	46.8	15.0	16.2	16.5
Shareholders' equity	$27.0	$44.7	$60.6	$97.6	$189.8	$198.5

						Predecessor
	Predecessor					Three months ended
	Fiscal year
						March 29, 2003	April 3, 2004
(in millions)	1999	2000	2001	2002	2003

Other financial data:
Depreciation and amortization	$9.2	$15.6	$16.7	$30.8	$38.7	$9.7	$11.5
Capital expenditures	7.3	13.4	26.3	28.8	33.8	11.4	4.2
Net cash provided by (used in):
Operating activities	21.7	36.7	29.4	83.5	56.5	12.2	17.1
Investing activities	(101.1)	(14.9)	(36.5)	(141.4)	(33.8)	(11.4)	(2.3)
Financing activities	78.0	(14.1)	3.9	83.0	(28.3)	(3.0)	(6.5)

Management's discussion and analysis of financial
condition and results of operations

The following discussions of our financial condition and results of operations should be read together with the "Selected historical consolidated financial information," "Unaudited pro forma consolidated financial information" and our audited consolidated financial statements, unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus.

Overview

We are a leading worldwide developer, manufacturer and marketer of highly specialized polymer-based membranes used in separation and filtration processes in terms of market share. Our products and technologies target specialized applications and markets that require the removal or separation of various materials from liquids, with such materials ranging in size from microscopic to those visible to the human eye. We manage our operations under two business segments: energy storage and separations media. The energy storage segment, which accounts for approximately two-thirds of our total sales, produces different types of membranes that function as separators in lead-acid batteries used in transportation and industrial applications and lithium batteries used in electronics applications. The separations media segment, which accounts for approximately one-third of our total sales, produces membranes used in various healthcare and industrial applications, including hemodialysis, blood oxygenation, ultrapure water filtration, degasification and other specialty applications.

We serve markets with an attractive mix of both stability and growth. Our lead-acid battery separators serve the stable and predictable market for transportation and industrial applications, with approximately 80% of sales for transportation applications coming from replacement products in the aftermarket. This replacement market is primarily driven by the growing size of the worldwide fleet of motor vehicles, which according to Ward's Motor Vehicles Facts and Figures, has been growing approximately 3% per year. According to industry analysts, sales in the rechargeable lithium battery market are expected to grow at a compound annual growth rate of approximately 16% through 2011, driven by growth in underlying markets for portable electronic products (primarily mobile phones and laptop computers) and the displacement of nickel-based battery technologies. In our primary healthcare end-market, hemodialysis, industry analysts estimate that the number of end-stage renal disease, or "ESRD," patients has been growing 7% per year over the last twenty years, while the frequent dialysis treatments required to treat the disease create a stable and recurring demand for dialyzers and our dialyzer membranes. In our industrial and specialty filtration markets, ever-increasing demand for higher-purity process streams is driving high growth rates in a variety of end-markets, including semiconductor and microelectronics manufacturing, food and beverage processing and water purification.

We believe we are the number one or number two provider, in terms of market share, of membrane products for use in our primary separation and filtration markets. Our markets are highly specialized and we generally compete with only a few other companies. We enjoy longstanding relationships and collaborative partnerships with a diverse base of customers who are among the leaders in their respective markets. These relationships are strengthened by our ability to develop highly technical membrane products that meet the precise and evolving needs of our customers. Most of our products require years of cooperative development with customers, extensive testing and, in some applications, regulatory approval prior to the introduction of our customers' products to the market. Although many of our products are critical functional components in our customers' end products, they typically represent a relatively small percentage of the final delivered cost. In many of our markets we are often selected as the customer's exclusive supplier.

We serve our customers globally with strategically located manufacturing facilities in the major geographic markets of North America, Europe and Asia.

Historically, our growth has been both organic and through acquisitions. In December 1999, we acquired the Celgard lithium battery separator and separation membrane business of Celanese A.G., or "Celgard," which gave us access to the fast-growing electronics and specialty filtration markets. In February 2002, we acquired Membrana GmbH, a German corporation, from Acordis A.G. to expand our presence in attractive healthcare and specialty filtration markets. Almost every process stream has a filtration application, while many end products require materials possessing specialized filtration and separation functions. The large and extremely fragmented filtration and separation market presents an opportunity for further consolidation into our already diverse markets and leading platform of technologies.

Recent developments

On January 30, 2004, our subsidiary, PP Acquisition Corporation, entered into a stock purchase agreement with Polypore, Inc. and its existing stockholders, pursuant to which PP Acquisition agreed to purchase all of Polypore, Inc.'s outstanding capital stock. The acquisition was consummated on May 13, 2004. The aggregate purchase price, including acquisition related costs, was approximately $1,169.2 million in cash. In connection with the acquisition, PP Acquisition obtained a new credit facility with initial borrowings of approximately $414.9 million, issued 8.75% senior subordinated notes of $405.9 million and received equity contributions from its shareholders of approximately $320.4 million. PP Acquisition used the net proceeds from the new credit facility, issuance of senior subordinated debt and equity contributions to pay the net purchase price to the existing stockholders, repay all outstanding indebtedness under Polypore, Inc.'s existing credit facility and pay transaction related fees and expenses. At the time of closing of the acquisition, PP Acquisition merged with and into Polypore, Inc., with Polypore, Inc. as the surviving corporation. The acquisition of Polypore, Inc. by PP Acquisition was accounted for as a purchase in conformity with FASB Statement No. 141, Business Combinations ("FAS 141") and FASB Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142"). The total cost of the merger of PP Acquisition with and into Polypore will be allocated as a change in basis to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of May 13, 2004, the date of the merger.

In connection with our continued efforts to manage costs, and to a lesser extent in response to the decision of one of our customers to outsource its dialyzer production, which may impact our dialysis membrane sales, we are currently evaluating a number of cost reduction measures relating to our separations media segment. Once finalized, these measures are expected to include employee layoffs, the closing of a leased facility in Europe and the relocation of operations formerly conducted in the leased facility to our other facilities, inventory write-offs and other cost reductions. We do not expect to record any impairment to long-lived assets in connection with the closing of the leased facility in Europe. While we cannot predict the timing or scope of these restructuring measures with certainty, we currently expect to record a charge to earnings relating to the restructuring in either the fourth quarter of fiscal 2004 or the first quarter of fiscal 2005 in an amount ranging from approximately $15 million to $25 million. The exact timing and scope of the charges are subject to change as we further evaluate our business needs and costs.

As a result of the Transactions and this offering, we will recognize in the second and third quarters of fiscal 2004 the write-off of debt issuance costs, loan acquisition costs and in-process research and development costs and the expensing of the bond redemption premium. Also, in accordance with purchase accounting requirements, we increased the value of our inventory to fair value and will recognize the resulting increase in cost of goods sold as the related inventory is sold in the second and third quarters of fiscal 2004.

Critical accounting policies

Critical accounting policies are those accounting policies that can have a significant impact on the presentation of our financial condition and results of operations, and that require the use of complex and subjective estimates based on past experience and management's judgment. Because of uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies that we believe are critical to the understanding of our operating results and financial condition. For additional accounting policies, see Note 1 of the consolidated financial statements of our subsidiary, Polypore, Inc.

Allowance for doubtful accounts

Accounts receivable are primarily composed of amounts owed to us through our operating activities and are presented net of an allowance for doubtful accounts. We establish an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. We charge accounts receivables off against our allowance for doubtful accounts when we deem them to be uncollectible on a specific identification basis. The determination of the amount of the allowance for doubtful accounts is subject to judgment and estimation by management. If circumstances or economic conditions deteriorate, we may need to increase the allowance for doubtful accounts.

Pension and other postretirement benefits

Certain assumptions are used in the calculation of the actuarial valuation of our defined benefit pension plans and other post retirement benefits. These assumptions include the weighted average discount rate, rates of increase in compensation levels, expected long-term rates of return on assets and increases or trends in health care costs. If actual results are less favorable than those projected by management, we may be required to recognize additional expense and liabilities.

Environmental matters

In connection with our acquisition of Membrana GmbH, we recorded a reserve for environmental obligations to provide for costs to remediate known environmental issues and operational upgrades which are required as a matter of good manufacturing practices or in order to remain in compliance with local regulations. We accrue for environmental obligations when such expenditures are probable and reasonably estimable. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. If actual results are less favorable than those projected by management, we may be required to recognize additional expense and liabilities.

We have indemnification agreements for certain environmental matters from Acordis A.G., or "Acordis," and Akzo Nobel, or "Akzo," the prior owners of Membrana GmbH. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable. Polypore has recorded a receivable with regard to the Akzo indemnification agreement. If indemnification claims cannot be enforced against Acordis and Akzo, we may be required to reduce the amount of indemnification receivables recorded.

Results of operations

The following table sets forth, for the periods indicated, certain historical operating data of Polypore, Inc., our predecessor and wholly owned subsidiary, in amount and as a percentage of net sales:

	Fiscal year			Three months ended
(in millions)	2001	2002	2003	March 29, 2003	April 3, 2004

Net sales	$245.7	$345.4	$441.1	$102.5	$140.1

Gross profit	91.3	102.0	155.4	34.2	53.8
Selling, general and administrative expenses	33.5	48.9	69.7	15.8	19.0

Operating income	57.8	53.2	85.8	18.4	34.8
Interest expense, net	14.1	20.9	21.5	4.5	4.5
Foreign currency and other	1.0	1.5	2.4	0.0	(1.1)
Unrealized (gain) loss on interest rate hedge	3.1	2.5	(2.3)	(0.3)	(0.0)

Income before income taxes	39.6	28.2	64.1	14.2	31.4
Income taxes	16.0	11.4	18.8	5.7	10.7
Cumulative effect of change in accounting principle, net	1.2	—	—	—	—

Net income	$ 22.4	$ 16.8	$ 45.3	$ 8.5	$ 20.7

	Fiscal year				Three months ended
	2001	2002	2003		March 29, 2003	April 3, 2004

Net sales	100.0%	100.0%	100.0%		100%	100%

Gross profit	37.2%	29.5%	35.2%		33.4%	38.4%
Selling, general and administrative expenses	13.6%	14.1%	15.8%		15.4%	13.6%

Operating income	23.5%	15.4%	19.4%		18.0%	24.8%
Interest expense, net	5.7%	6.0%	4.9%		4.4%	3.2%
Foreign currency transaction and other	0.4%	0.4%	0.6%		0.0%	(0.8%)
Unrealized (gain) loss on interest rate hedge	1.3%	0.7%	(0.5%	)	(0.3%)	0.0%

Income before income taxes	16.1%	8.2%	14.5%		13.9%	22.4%
Income taxes	6.5%	3.3%	4.3%		5.6%	7.6%
Cumulative effect of change in accounting principle, net	0.5%	—	—		—	—

Net income	9.1%	4.9%	10.3%		8.3%	14.8%

Changes in results of operations

Three-month period ended April 3, 2004 compared with the three-month period ended March 29, 2003.

Net sales.    Net sales for the three-month period ended April 3, 2004 were $140.1 million, an increase of $37.6 million, or 36.7%, from the three-month period ended March 29, 2003. For the energy storage segment, net sales for the three-month period ended April 3, 2004 were $94.9 million, an increase of $29.8 million, or 45.8%, from the three months ended March 29, 2003. This increase in energy storage sales was due to higher sales of battery separators for both the lithium and lead-acid battery markets. Lithium battery separator sales increased by

$14.7 million for the three months ended April 3, 2004, as compared to the three months ended March 29, 2003, due to the completed expansion of Polypore's manufacturing capacity during fiscal 2003. Polypore's manufacturing capacity was expanded in fiscal 2003 in order to meet the increased demand for lithium battery separators due to the continued growth in electronic battery applications, primarily cell phones and laptop computers. Lead-acid battery separator sales improved due to an increase in sales volume of $9.3 million associated with market growth, timing of customer orders and increased market share at a key account. Additionally, the positive impact of the dollar/euro exchange rate contributed $5.9 million to sales growth. For the separations media segment, net sales for the three months ended April 3, 2004 were $45.2 million, an increase of $7.8 million, or 20.9%, from the three months ended March 29, 2003. The increase in separations media sales was the result of increased sales volumes of $2.8 million for hemodialysis and blood oxygenation membranes due primarily to market growth and to a lesser extent, timing of customer orders. Additionally, the positive impact of the dollar/euro exchange rate provided $4.9 million in sales growth for the separations media segment.

Gross profit.    Gross profit (net sales less cost of sales) for the three months ended April 3, 2004 was $53.8 million, an increase of $19.6 million, or 57.3%, from the three months ended March 29, 2003. Gross profit as a percent of sales for the three months ended April 3, 2004 increased to 38.4% from 33.4%. Gross profit in the energy storage segment for the three months ended April 3, 2004 was $38.8 million, an increase of $16.8 million, or 75.4%, from the three months ended March 29, 2003. For the energy storage segment, gross profit as a percent of sales increased for the three months ended April 3, 2004 to 40.9% from 33.9%. This increase was due primarily to improved yields and production output of our proprietary trilayer products for lithium battery separators as a result of our recent capacity expansion. Gross profit in the separations media segment for the three months ended April 3, 2004 was $15.0 million, an increase of $2.9 million, or 24.0%, from the three months ended March 29, 2003. For the separations media segment, gross profit as a percent of sales increased for the three months ended April 3, 2004 to 33.2% from 32.4%.

Selling, general and administrative expenses.    Selling, general and administrative expenses for the three months ended April 3, 2004 were $19.0 million, an increase of $3.2 million, or 20.3%, from the three months ended March 29, 2003. The primary factors contributing to the increase are a higher average euro to U.S. dollar exchange rate for European operations, increased employee incentive pay due to better operating performance, and higher costs to support increased levels of business achieved.

Interest expense, net.    Interest expense, net was $4.5 million for the three months ended April 3, 2004 and March 29, 2003.

Income taxes.    Income tax expense as a percentage of income before income taxes was 34.1% for the three months ended April 3, 2004, as compared to the 40.1% effective tax rate for the three months ended March 29, 2003. The primary drivers of the reduction in the effective tax rate were lower foreign income taxes due to the benefit of a tax restructuring, increased tax benefits generated by higher foreign sales and utilization of approximately $1.0 million of foreign tax credits. We expect our fiscal 2004 effective tax rate to be approximately 34%, as compared to the fiscal 2003 rate of 29.3%. The increase in the 2004 effective tax rate is primarily because we do not have any available foreign tax credits since they were utilized in 2003.

Fiscal 2003 compared with fiscal 2002

Net sales.    Net sales for fiscal 2003 were $441.1 million, an increase of approximately $95.7 million, or 27.7%, from fiscal 2002. Fiscal 2003 sales in the energy storage segment were $295.3 million, an increase of $59.5 million, or 25.2%, from fiscal 2002. This increase in energy storage sales was due to higher sales of battery separators for both the lithium and lead-acid battery markets. Lithium battery separator sales increased by $33.1 million due to continued growth in electronic battery applications, primarily cell phones and laptop computers. During fiscal 2003, we completed an expansion of our manufacturing capacity in order to meet the increased demand for lithium battery separators. Lead-acid battery separator sales improved $9.8 million due to an increase in sales volume due primarily to market growth. Sales were also positively impacted by $15.8 million due to changes in the euro/dollar exchange rate. Fiscal 2003 sales in the separations media segment were $145.8 million, an increase of $36.2 million, or 33.0%, from fiscal 2002. The increase in separations media sales was primarily the result of including a full year of operations for Membrana GmbH of $17.4 million, which was acquired in February 2002, the positive impact of the euro/dollar exchange rate of $13.5 million and organic growth of $5.1 million.

Gross profit.    Gross profit (net sales less cost of sales) for fiscal 2003 was $155.4 million, an increase of $53.4 million, or 52.3%, from fiscal 2002. Gross profit as a percent of sales for fiscal 2003 increased to 35.2% from 29.5%. Gross profit in the energy storage segment for fiscal 2003 was $106.7 million, an increase of $35.7 million, or 50.3%, from fiscal 2002. For the energy storage segment, gross profit as a percent of sales for fiscal 2003 increased to 36.1% from 30.1%. This increase was due primarily to improved yields and production output of our proprietary multilayer products for lithium battery separators as a result of our recent capacity expansion. The improvement was also due to one-time costs incurred in fiscal 2002 related to the bankruptcy of one of our customers where, among other things, we incurred yield losses due to the impact of fluctuating order patterns. Another source of one-time costs in 2002 was the start-up of our Thailand facility where we experienced a loss at the gross profit line for that facility of $2.1 million. Gross profit in the separations media segment for fiscal 2003 was $48.8 million, an increase of $17.7 million, or 56.9%, from fiscal 2002. For the separations media segment, gross profit as a percent of sales for fiscal 2003 increased to 33.5% from 28.4%. The improvement was primarily related to additional costs incurred in fiscal 2002 in connection with the Membrana GmbH acquisition and the impact of cost reductions in fiscal 2003 at the Membrana GmbH facility.

Selling, general and administrative expenses.    Selling, general and administrative expenses for fiscal 2003 were $69.7 million, an increase of $20.8 million, or 42.5%, from fiscal 2002. The primary factors contributing to the increase are a higher average euro to U.S. dollar exchange rate for European operations, increased employee incentive pay of $7.7 million due to better operating performance, full year of ownership of Membrana GmbH and higher costs to support increased levels of business achieved.

Interest expense, net.    Interest expense, net for fiscal 2003 was $21.5 million, an increase of $0.6 million, or 2.8%, from fiscal 2002. The increase was primarily due to the full year impact of the acquisition indebtedness incurred to finance the purchase of Membrana GmbH in February 2002.

Income taxes.    Income tax expense as a percentage of income before income taxes was 29.3% for fiscal 2003, as compared to the 40.3% effective tax rate for fiscal 2002. The primary drivers of the reduction in the effective tax rate were the following: (1) an increase in tax benefits generated by higher foreign sales, (2) utilization of approximately $1.0 million of foreign tax credits and net operating losses and (3) reduced foreign taxes incurred as a benefit of a tax restructuring accomplished in conjunction with the acquisition of Membrana GmbH.

Fiscal 2002 compared with fiscal 2001

Net sales.    Net sales for fiscal 2002 were $345.4 million, an increase of $99.7 million, or 40.6%, from fiscal 2001. Fiscal 2002 sales in the energy storage segment were $235.8 million, an increase of $5.9 million, or 2.6%, from fiscal 2001. The increase in energy storage sales was due to higher sales volume for lead-acid battery separators, offset somewhat by lower sales of lithium battery separators. Sales of lithium battery separators were adversely impacted by a market shift to our trilayer product, which we had not yet developed the capacity to produce in sufficient quantities to meet market demand. Fiscal 2002 sales in the separations media segment were $109.7 million, an increase of $93.8 million from fiscal 2001. The increase in separations media sales was due primarily to the acquisition of Membrana GmbH in February 2002.

Gross profit.    Gross profit for fiscal 2002 was $102.0 million, an increase of $10.7 million, or 11.8%, from fiscal 2001. Gross profit as a percent of sales for fiscal 2002 decreased to 29.5% from 37.2%. Gross profit in the energy storage segment for fiscal 2002 was $70.9 million, a decrease of $10.6 million, or 14.9%, from fiscal 2001. For the energy storage segment, gross profit as a percent of sales decreased to 30.1% from 35.5%. This decrease was due to a substantial shortfall in capacity for our proprietary multilayer separators for lithium battery applications and the costs incurred to improve its multilayer production process in order to increase capacity. In addition, one-time costs were incurred in fiscal 2002 that were associated with the bankruptcy of one of our customers and the start-up of a plant in Thailand. Gross profit in the separations media segment for fiscal 2002 was $31.1 million, an increase of $21.4 million from fiscal 2001. For the separations media segment, gross profit, as a percent of sales for fiscal 2002 decreased to 28.4% from 61.7%. The increase in gross profit dollars and related decrease in gross profit as a percent of sales was due primarily to the acquisition of Membrana GmbH in February 2002.

Selling, general and administrative expenses.    Selling, general and administrative expenses for fiscal 2002 were $48.9 million, an increase of $15.4 million, or 45.9%, from fiscal 2001. The primary factors contributing to the increase were the acquisition of Membrana GmbH in February 2002 and related integration costs, one-time costs associated with the bankruptcy of a major customer and the start-up of a plant in Thailand.

Interest expense, net.    Interest expense, net for fiscal 2002 was $20.9 million, an increase of $6.8 million from fiscal 2001. The increase was primarily due to the borrowing of $160 million in term loans in February 2002 to consummate the acquisition of Membrana GmbH, redeem Class C Preferred Stock, pay accrued dividends and reduce outstanding indebtedness under our revolving credit facility.

Income taxes.    Income tax expense as a percentage of income before income taxes was 40.3% for fiscal 2002, as compared to the 40.4% effective tax rate for fiscal 2001.

Foreign operations

We manufacture our products at ten strategically located facilities in North America, Europe and Asia. Net sales from the foreign locations were approximately $81.4 million in the three months ended April 3, 2004 and $259.4 million, $199.1 million, and $82.8 million in fiscal 2003, fiscal 2002 and fiscal 2001, respectively. Typically, we sell our products in the currency of the country where the manufacturing facility that produces the product is located. Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, currency fluctuations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other action that would have a direct or indirect adverse impact on the business or market opportunities of Polypore within such governments' countries. Furthermore, there can be no assurance that the political, cultural and economic climate outside the United States will be favorable to Polypore's operations and growth strategy.

Inflation

Many of Polypore's raw materials and operating expenses are sensitive to the effects of inflation, which could result in changing operating costs. The effects of inflation on Polypore's businesses during the three months ended April 3, 2004 and the fiscal years 2003, 2002 and 2001 were not significant.

Liquidity and capital resources

Pro forma as adjusted

We intend to fund our ongoing operations through cash generated by operations and availability under our senior revolving credit facility. As part of the Transactions, we incurred substantial debt under our senior credit facilities and from the issuance of our senior subordinated notes, with interest payments on this indebtedness substantially increasing our liquidity requirements. See "Risk factors—Risks relating to our business." We intend to use a portion of the proceeds of this offering to repay some of our indebtedness.

Our senior credit facilities are comprised of a $370.0 million term loan facility and a €36.0 million term loan facility each due in 2011 and a $90.0 million revolving credit facility due in 2010 (all of which remains unfunded). Our senior secured term facility permits us to incur additional senior secured debt at the option of participating lenders, subject to the satisfaction of certain conditions.

Borrowings under our senior credit facilities bear interest at our choice of the Eurodollar rate or adjusted base rate, or "ABR," in each case, plus an applicable margin, subject to adjustment based on a pricing grid. In addition, subject to adjustment if we borrow an additional $50 million, the term loan facility provides for quarterly principal payments of approximately $1.0 million beginning in October 2004 with the balance of the facility to be repaid at maturity in 2011. On a pro forma basis after giving effect to the Transactions and this offering, our cash interest requirements as of April 3, 2004 for the next 12 months would have been approximately $40.3 million.

Our senior credit facilities require us to meet a minimum interest coverage ratio, a maximum leverage ratio and a maximum capital expenditures limitation. Under our senior credit facility, compliance with the minimum interest coverage ratio and maximum leverage ratio tests is determined based on a calculation of adjusted EBITDA in which certain items are added back to EBITDA. These items include non-cash charges, impairments and expenses other than depreciation and amortization, cash charges resulting from the Transactions that arise within six months of the closing of the Transactions, restructuring and acquisition integration costs and certain salary and bonus payments made to former officers of Polypore, Inc. prior to the closing of the Transactions, who are no longer affiliated with us as a result of the Transactions. See "Summary historical and pro forma consolidated financial data." For fiscal 2003, on a pro forma basis after giving effect to the closing of the Transactions and this offering, adjusted EBITDA for determining covenant compliance would have been $130.8 million. For the three-month period ended April 3, 2004, on a pro forma basis after giving effect to the closing of the Transactions and this offering, adjusted EBITDA for determining covenant compliance would have been $48.3 million. For the twelve-month period ended April 3, 2004, on a pro forma basis after giving effect to the closing of the Transactions and this offering, adjusted EBITDA for determining covenant compliance would have been $149.0 million.

In addition, the senior credit facilities contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. The facilities also contain certain customary events of defaults, subject to grace periods, as appropriate.

Future principal debt payments are expected to be paid out of cash flows from operations, borrowings on our new revolving credit facility and future refinancing of our debt.

We believe we have sufficient liquidity to meet our cash requirements over both the short (next twelve months) and long term (in relation to our debt service requirements upon completion of this offering). In evaluating the sufficiency of our liquidity for both the shorter and longer term, we considered the expected cash flow to be generated by our operations and the available borrowings under our credit facility compared to our anticipated cash requirements for debt service, working capital, cash taxes, and capital expenditures as well as funding requirements for long term liabilities. However, our ability to make scheduled payments of principal of, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See "Risk factors."

Our senior subordinated notes will mature in 2012 and are guaranteed by most of our existing and future domestic restricted subsidiaries, subject to certain exceptions. Except under certain circumstances, such notes do not require principal payments prior to their maturity in 2012. Interest on the senior subordinated notes will be payable semi-annually in cash. The senior subordinated notes contain customary covenants and events of default, including covenants that limit our ability to incur debt, pay dividends and make investments. We will use a portion of the proceeds from this offering to repurchase approximately $117 million in aggregate principal amount of these notes.

We expect to spend an aggregate of approximately $32.5 million for capital expenditures in fiscal 2004. We believe that annual capital expenditure limitations imposed by our senior credit facilities will not significantly inhibit us from meeting our ongoing capital expenditure needs.

We anticipate that our operating cash flow, together with borrowings under the revolving credit facility, will be sufficient to meet our anticipated future operating expenses, capital expenditures and debt service obligations as they become due for at least the next twelve months. However, our ability to make scheduled payments of principal of, to pay interest on or to refinance our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which will be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. See "Risk factors."

From time to time, we may explore additional financing methods and other means to lower our cost of capital, which could include stock issuance or debt financing and the application of the proceeds therefrom to the repayment of bank debt or other indebtedness. In addition, in connection with any future acquisitions, we may require additional funding which may be provided in the form of additional debt or equity financing or a combination thereof. There can be no assurance that any additional financing will be available to us on acceptable terms.

Historical

Historically, our financing requirements have been funded primarily through cash generated by operating activities and borrowings under our revolving credit facility. From time to time, we have also raised additional funds through term debt offerings.

Operating activities.    Net cash provided by operations was $17.1 million in the three months ended April 3, 2004, as compared to $12.2 million in the three months ended March 29, 2003. The increase in operating cash flows is the result of an increase in net income, partially offset by increases in working capital. Accounts receivable increased at April 3, 2004 as compared to March 29, 2003 due to higher sales principally due to of the impact of our 2003 lithium battery separator and hemodialysis capacity expansion that generated a higher level of sales than previously experienced. Days sales outstanding increased slightly due to timing of sales within the quarter. Inventory turnover improved with the increase in sales volume. At March 29, 2003, working capital was affected by an increase in accounts payable and accrued liabilities related to the lithium battery separator and hemodialysis capacity expansions.

Net cash provided by operations was $56.5 million in fiscal 2003, as compared to $83.5 million in fiscal 2002. The decrease in operating cash flows in 2003 is the result of an increase in working capital, partially offset by an increase in net income. Accounts receivable increased in 2003 due to higher sales, especially in fourth quarter 2003 as the impact of our lithium battery separator and hemodialysis capacity expansion generated a higher level of sales than previously experienced. In 2003, working capital was also adversely affected by a decrease in accounts payable and accrued liabilities as we paid amounts accrued in 2002 related to the lithium battery separator and hemodialysis capacity expansions that were completed in 2003.

Net cash provided by operations was $83.5 million in fiscal 2002, as compared to $29.4 million in fiscal 2001. The increase in operating cash flows in fiscal 2002 was due to the acquisition of Membrana GmbH in February 2002 and changes in working capital. During 2001 and 2002, the significant customer in our energy storage segment experienced liquidity problems. As a result, we experienced a significant increase in accounts receivable at the end of fiscal 2001. In 2002, a significant customer filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code and began operating their business as debtors-in-possession. During fiscal 2002, we collected all pre-petition amounts outstanding at the end of fiscal 2001 which resulted in lower accounts receivable balances. Accounts payable and accrued liabilities in fiscal 2002 increased due to the lithium battery separator and hemodialysis capacity expansion projects.

Investing activities.    For the three months ended April 3, 2004, net cash used in investing activities was $2.3 million, as compared to $11.4 million in the three-month period ended March 29, 2003. For the three months ended April 3, 2004, purchases of property, plant and equipment were offset by the sale of undeveloped land at our French facility. Capital expenditures for the three months ended March 29, 2003 were related to the completion of new production lines for lithium battery separators and synthetic hemodialysis membranes that were started in 2002.

In fiscal 2003, net cash used in investing activities was $33.8 million, as compared to $141.4 million in fiscal 2002. Significant capital expenditures in fiscal 2003 related to the completion of new production lines for lithium battery separators and synthetic hemodialysis membranes that were started in 2002. We did not make any acquisitions in 2003.

In fiscal 2002, net cash used in investing activities was $141.4 million, as compared to $36.5 million in 2001. Significant capital expenditures in fiscal 2002 included beginning construction of new production lines for lithium battery separators and synthetic hemodialysis membranes. In fiscal 2001, capital expenditures consisted primarily of the construction of a new lead-acid battery separator facility in Thailand. In February 2002, we acquired Membrana GmbH for approximately $112.6 million (net of cash of $4.4 million). During fiscal 2001, we acquired a manufacturing plant for lead-acid battery separators in Europe for $10.2 million and the assumption of $5.9 million of debt.

Financing activities.    Cash used in financing activities for the three months ended April 3, 2004 and March 29, 2003 consisted of principal payments on our senior credit facilities. In connection with the stock purchase agreement consummated on May 13, 2004 with PP Acquisition, all amounts outstanding under Polypore's existing revolving loan and term loan facilities were repaid in full while the foreign borrowings remained outstanding.

Cash used in financing activities in fiscal 2003 increased to $28.3 million as compared to $83.0 million in cash provided by financing activities in fiscal 2002. The cash used in financing activities in fiscal 2003 was primarily used for the repayment of existing indebtedness under our existing senior credit facility. The cash provided by financing activities in fiscal 2002 was from new borrowings under our existing senior credit facility to fund the purchase of Membrana GmbH, redeem certain preferred stock and pay accrued dividends. During fiscal 2001, cash provided by financing activities amounted to $3.9 million.

As of January 3, 2004, the outstanding balances under our existing revolving loan facility, term loan facilities and other foreign borrowings ("Existing Facilities") were $10.0 million, $266.7 million and $7.5 million, respectively. In connection with the consummation of the Transactions, all amounts outstanding under Polypore's existing revolving loan and term loan facilities were repaid in full while the foreign borrowings will remain outstanding. The interest rate on all borrowings under the Existing Facilities was variable.

Contractual obligations

On a pro forma as adjusted basis, after giving effect to the Transactions and this offering, our contractual obligations as of April 3, 2004 would have been as follows:

	Payments due by period
(in millions)	Less than 1 year	1-3 years	4-5 years	After 5 years

Principal on long-term debt	$8.0	$8.7	$8.7	$394.2
Senior subordinated debt	—	—	—	291.1
Operating leases	5.5	6.7	4.0	2.7

Total	$13.5	$15.4	$12.7	$688.0

Quantitative and qualitative disclosures about market risk

We are exposed to various market risks, which are potential losses arising from adverse changes in market rates and prices, such as interest rates and foreign exchange fluctuations. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

Interest rate risk

At April 3, 2004, on a pro forma basis after giving effect to the consummation of the Transactions and this offering, we would have had fixed rate debt of approximately $291.1 million and variable rate debt of approximately $413.9 million. The pre-tax earnings and cash flow impact resulting from a 100 basis point increase in interest rates on variable rate debt, holding other variables constant and excluding the impact of hedging agreements described below, would be approximately $4.1 million per year. We currently are not a party to any interest rate hedging arrangements. Hedging arrangements of our predecessor and wholly owned subsidiary, Polypore, Inc., were terminated in connection with the closing of the Transactions. We may decide in the future to enter into interest rate hedging arrangements.

Prior to the closing of the Transactions, Polypore, Inc. used an interest rate swap as required by its then existing senior credit facility to reduce the risk of interest rate volatility. In March 2000, Polypore, Inc. entered into an interest rate hedge agreement with a major U.S. bank as required under our existing credit facilities. The hedge agreement contained a collar that provided a ceiling and a floor interest rate above or below which the interest rate on the hedged portion of the term debt would not vary. Upon adoption of FAS 133, Polypore, Inc. determined the interest rate hedge agreement did not qualify for hedge accounting as defined in FAS 133. Accordingly, the fair value of the financial instrument was recorded in the financial statements and subsequent changes in fair value were recorded in earnings in the period of change. At December 28, 2002, the fair value of the interest rate hedge agreement was approximately $7.6 million and was included in accrued liabilities. During 2001 and 2002, the three-month LIBO rate fell below the floor rate in the collar agreement and we made payments to the bank of approximately $1.1 million and $2.6 million, respectively.

On December 31, 2002, the interest rate hedge agreement expired and the bank exercised its option to enter into a swap agreement. The swap agreement effectively converted the variable interest rate on $57.2 million of the term debt to a fixed rate of 6.55%. The swap agreement did not qualify for hedge accounting treatment as defined in FAS 133. Accordingly, the fair value of the financial instrument was recorded as a liability and subsequent changes in fair value are recorded in earnings in the period of change. At April 3, 2004 and January 3, 2004, the fair value of the swap agreement was approximately $5.3 and $5.4 million, respectively, and is included in accrued liabilities. During the first quarter of 2004 and 2003, Polypore, Inc. made payments to the bank of $0.9 and $0.6 million, respectively, representing the difference between the fixed interest rate on the swap and the variable interest rate paid on the debt.

Use of hedging contracts would allow us to reduce our overall exposure to interest rate changes, since gains and losses on these contracts will offset losses and gains on the transactions being hedged. We formally document all hedged transactions and hedging instruments, and assess, both at inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transaction. The fair values of the interest rate agreements are estimated by obtaining quotes from brokers and are the estimated amounts that we would receive or pay to terminate the agreements at the reporting date, taking into consideration current interest rates and the current creditworthiness of the counterparties.

Currency risk

Outside of the United States, we maintain assets and operations in Europe and, to a much lesser extent, Asia. The results of operations and financial position of our foreign operations are principally measured in their respective currency and translated into U.S. dollars. As a result, exposure to foreign currency gains and losses exists. The reported income of these subsidiaries will be higher or lower depending on a weakening or strengthening of the U.S. dollar against the respective foreign currency. Our subsidiaries and affiliates also purchase and sell products and services in various currencies. As a result, we may be exposed to cost increases relative to the local currencies in the markets in which we sell. Because a different percentage of our revenues is in foreign currency than our costs, a change in the relative value of the U.S. dollar could have a disproportionate impact on our revenues compared to our cost, which could impact our margins.

A portion of our assets are based in our foreign locations and are translated into U.S. dollars at foreign currency exchange rates in effect as of the end of each period, with the effect of such translation reflected in other comprehensive income (loss). Accordingly, our consolidated shareholders' equity will fluctuate depending upon the weakening or strengthening of the U.S. dollar against the respective foreign currency, primarily the euro. The dollar/euro exchange rates used in our financial statements for the periods ended as set forth below were as follows:

			Three months ended
	Fiscal
			March 29, 2003	April 3, 2004
	2002	2003
Period end rate	1.0487	1.2630	1.0570	1.2196
Period average rate	.9358	1.1179	1.0641	1.2687

Our strategy for management of currency risk relies primarily on conducting our operations in a country's respective currency and may, from time to time, involve currency derivatives. As of April 3, 2004, we did not have any foreign currency derivatives outstanding.

New accounting standards

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or "FAS 150." FAS 150 clarifies the definition of a liability, as currently defined under FASB Concepts Statement No. 6, Elements of Financial Statements, as well as other items. The statement requires that financial instruments that embody an obligation of an issuer be classified as a liability. Furthermore, the standard provides guidance for the initial and subsequent measurement as well as disclosure requirements of these financial instruments. FAS 150 is effective for financial instruments entered into after May 31, 2003. The adoption of this statement did not have a material effect on our financial position or results from operations.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, or "FAS 149." This statement amends and clarifies the financial accounting and reporting requirements, as were originally established in FAS 133, for derivative instruments and hedging activities. FAS 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be accounted for consistently. This statement is effective for contracts entered into or modified after June 30, 2003, as well as for hedging relationships designated after June 30, 2003, excluding certain implementation issues that were effective prior to this date under FAS 133. The adoption of this statement did not have an impact on our financial position or results from operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, or "FIN 46." This interpretation defines when a business enterprise must consolidate a variable interest entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to entities in which an enterprise holds a variable interest that was acquired before February 1, 2003. The adoption of this interpretation did not have an impact on our financial position or results of operations as we do not have any variable interest entities.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or "FIN 45." This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also enhances a guarantor's disclosure requirements to be made in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have an impact on our financial position or results of operations.

In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections, or "FAS 145," effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement clarifies several accounting issues including the classification of gains and losses from the early extinguishment of debt and lease modifications that should be accounted for in a manner similar to a sales-leaseback transaction. The adoption of this statement did not have an impact on our financial position or results of operations.

In June 2001, the FASB issued Statement No. 141, Business Combinations, or "FAS 141." FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The application of FAS 141 did not have an impact on our financial position or the results of operations.

Business

General

We are a leading worldwide developer, manufacturer and marketer of highly specialized polymer-based membranes used in separation and filtration processes in terms of market share. Our products and technologies target specialized applications and markets that require the removal or separation of various materials from liquids, with such materials ranging in size from microscopic to those visible to the human eye. We manage our operations under two business segments: energy storage and separations media. The energy storage segment, which accounts for approximately two-thirds of our total sales, produces different types of membranes that function as separators in lead-acid batteries used in transportation and industrial applications and lithium batteries used in electronics applications. The separations media segment, which accounts for approximately one-third of our total sales, produces membranes used in various healthcare and industrial applications, including hemodialysis, blood oxygenation, ultrapure water filtration, degasification and other specialty applications.

We serve markets with an attractive mix of both stability and growth. Our lead-acid battery separators serve the stable and predictable market for transportation and industrial applications, with approximately 80% of sales for transportation applications coming from replacement products in the aftermarket. This replacement market is primarily driven by the growing size of the worldwide fleet of motor vehicles, which, according to Ward's Motor Vehicles Facts and Figures, has been growing approximately 3% per year. According to industry analysts, sales in the rechargeable lithium battery market are expected to grow at a compound annual growth rate of approximately 16% through 2011, driven by growth in underlying markets for portable electronic products (primarily mobile phones and laptop computers) and the displacement of nickel-based battery technologies. In our primary healthcare end-market, hemodialysis, industry analysts estimate that the number of end- stage renal disease, or "ESRD," patients has been growing 7% per year over the last twenty years, while the frequent dialysis treatments required to treat the disease create a stable and recurring demand for dialyzers and our dialyzer membranes. In our industrial and specialty filtration markets, ever-increasing demanding for higher-purity process streams is driving high growth rates in a variety of end-markets, including semiconductor and microelectronics manufacturing, food and beverage processing and water purification.

We believe we are the number one or number two provider, in terms of market share, of membrane products for use in our primary separation and filtration markets. Our markets are highly specialized and we generally compete with only a few other companies. We enjoy longstanding relationships and collaborative partnerships with a diverse base of customers who are among the leaders in their respective markets. These relationships are strengthened by our ability to develop highly technical membrane products that meet the precise and evolving needs of our customers. Most of our products require years of cooperative development with customers, extensive testing and, in some applications, regulatory approval prior to the introduction of our customers' products to the market. Although many of our products are critical functional components in our customers' end products, they typically represent a relatively small percentage of the final delivered cost. In many of our markets we are often selected as the customer's exclusive supplier.

We serve our customers globally with strategically located manufacturing facilities in the major geographic markets of North America, Europe and Asia. In fiscal 2003, we generated total sales of $441.1 million, net income of $45.3 million and Adjusted EBITDA of $130.9 million. For the twelve months ended April 3, 2004, we generated total sales of $478.7 million, net income of $57.5 million and Adjusted EBITDA of $149.0 million.

Historically, our growth has been both organic and through acquisitions. In December 1999, we acquired the Celgard lithium battery separator and separation membrane business of Celanese A.G., or "Celgard," which gave us access to the fast-growing electronics and specialty filtration markets. In February 2002, we acquired Membrana GmbH, a German corporation, from Acordis A.G. to expand our presence in attractive healthcare and specialty filtration markets. Almost every process stream has a filtration application, while many end products require materials possessing specialized filtration and separation functions. The large and extremely fragmented filtration and separation market presents an opportunity for future consolidation into our already diverse markets and leading platform of technologies.

Competitive strengths

We have developed significant proprietary manufacturing know-how by producing specialized products over many years that, in certain cases, cannot be reproduced in the market and, in other cases, would be prohibitively expensive for a competitor to replicate. In addition, most of our products require years of development and extensive testing and, in the case of our healthcare products, regulatory approval prior to the marketing of our customers' products. Furthermore, we have continually improved manufacturing efficiency and expanded capacity through equipment modifications, process improvement and capital expenditures, particularly over the past three years. On this basis, we believe that we are well positioned in our end-markets.

Leading market positions

We believe we are number one or number two globally in most of our product lines. We believe that our leading market shares are the result of several factors, including the superior performance characteristics of our products, our well-known brands within the industries we serve and our ability to develop and manufacture new generations of value-added products at competitive costs.

•
In the lead-acid battery separator market, we supply four out of the top five lead-acid battery manufacturers in the world, and we estimate our 2003 global market share at approximately 62%.

•
In the lithium battery separator market, we supply more separators for rechargeable and disposable lithium batteries than any other supplier, and we estimate our 2003 global market share at approximately 34%.

•
In the healthcare market, we are one of the largest producers of hemodialysis membranes, and we estimate our 2003 global market share at approximately 19%.

Strong customer relationships with leading manufacturers

We have cultivated strong collaborative relationships with a diverse base of customers who are among the leaders in their respective industries. Our research and development team works closely with our customers and we often enter into joint agreements in which we partner with our customers on product development and end-use testing. As a result, many of our products have been customized to our customers' manufacturing and end-use specifications. In addition, we are often selected as a customer's exclusive supplier for our microporous membrane products.

Attractive end-markets

We produce a variety of separation and filtration products addressing attractive niche end-markets. Some of the end-markets to which we sell our products provide us with a stable and recurring revenue base, while other end-markets provide us with strong growth potential.

•
The primary end-market for our lead-acid battery separators is the automotive aftermarket. We estimate that approximately 80% of the separators we produce for the automotive industry and other SLI applications is used in replacement batteries, which provides us with a stable and recurring base of revenue. We have grown in excess of the underlying fleet of motor vehicles because of the worldwide conversion to polyethylene materials. This conversion is ongoing in developing regions, primarily China and India.

•
The primary end-market for our lithium battery separators is rechargeable lithium batteries used in the fast-growing portable consumer electronics industry. The rechargeable lithium battery market grew at a compound annual growth rate of approximately 22% from 1996 to 2001 and is expected to grow at a compound annual growth rate of approximately 16% through 2011 due to the growth of portable consumer electronics. This growth is driven by greater consumer mobility, greater power demands on portable devices to support increased functionality and increased purchases of backup batteries. These market drivers result in more demand for rechargeable batteries (and separators accordingly).

•
The largest end-market for our healthcare filtration membranes is the hemodialysis industry, which provides us with both a stable base of revenues and attractive growth prospects. The stable base of revenues is the result of the nature of the served patient population, which requires frequent and continuing treatments. The dialyzers in which our membranes are used are consumable items. In addition, we expect the number of ESRD patients globally to continue growing due to the aging population in developed countries, increased ESRD incidence, longer life-expectancy of treated ESRD patients and improving access to treatment in developing countries.

Proven technical expertise and product innovation

We believe we have built our leading market positions through our demonstrated commitment to innovation, our proven technical expertise and high level of customer service. We have introduced many of the major innovations in the market for separators for use in batteries, including the first polyethylene separator for lead-acid batteries and the first multilayer separator for lithium batteries. In addition, we have introduced major innovations within the healthcare market including the first membrane-based technology used for hemodialysis. Our research and development effort is supported by over 150 engineers, scientists, PhDs and other personnel, representing approximately 8% of our workforce. These personnel work closely with our manufacturing and marketing groups to commercialize innovative products that address market needs.

We have leveraged our established filtration and separation technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, tubular and capillary technology. We are able to draw upon our experiences across multiple end-markets and various membrane technologies to offer our customers innovative solutions. For example, we have used process technologies developed specifically for industrial and healthcare applications and scientific know-how from our lithium battery separator development team to produce an effective rate control membrane for DMFCs. In addition, our technologies provide separation and filtration functionality across a broad spectrum of the filtration market, ranging from nanofiltration of microscopic substances to the filtration of materials visible to the human eye. This broad technology platform allows us to target new niche applications in addition to our existing markets.

Global presence

We manufacture, market and service our products in ten facilities throughout the world. We maintain manufacturing sites in North America, Europe and Asia. By strategically positioning our manufacturing, sales and marketing and technical service personnel near our customers, we can respond to their needs more effectively and provide a higher level of service. We believe many of our customers also value this proximity because it reduces distribution costs and delivery and response times. In addition, we are able to capitalize on internal efficiencies by managing production schedules across many of our plants. This global presence enables us to participate in the faster growth markets in developing regions of the world. In fiscal 2003, we generated approximately 72.3% of our revenues from customers outside the United States. We typically sell our products in the currency of the country in which the products are manufactured rather than the local currency of our customers.

Our manufacturing facilities in North America accounted for 42% of total sales for fiscal 2003, with facilities in Europe accounting for 56% and facilities in Asia accounting for 2%. In addition, as part of our growth and acquisition strategy, we may manufacture products or otherwise conduct operations in these or other foreign countries. Our foreign operations are, and any future foreign operations will be, subject to certain risks that could materially affect our sales, profits, cash flows and financial position. These risks include fluctuations in foreign currency exchange rates, inflation, economic or political instability, shipping delays, changes in applicable laws and regulatory policies and various trade restrictions, all of which could have a significant impact on our ability to deliver products on a competitive and timely basis. The future imposition of, or significant increases in the level of, customs duties, import quotas or other trade restrictions could also have a material adverse effect on our business, financial condition and results of operations.

State-of-the-art manufacturing facilities

We believe we have state-of-the-art manufacturing facilities and capabilities. Our equipment and manufacturing techniques have been developed over many years with significant intellectual property and capital investments. We believe our wide range of manufacturing processes enables us to produce specialized products that are difficult and costly to replicate in the market. In addition, we recently completed a significant multi-year expansion program through construction of a new plant in Prachinburi, Thailand, the opening of a new facility in Shanghai, China and expansions of our Charlotte, North Carolina and Wuppertal, Germany plants. These expansions increased our production capacity for our lead-acid battery separators, lithium battery separators and hemodialysis membranes, respectively. Our facilities have plant-wide, real-time control and monitoring systems to ensure all products meet customer specifications.

Business strategy

Leverage our existing products and technology base

We believe we are well positioned to maintain our existing strong collaborative relationships with our customers and to continue meeting our customers' evolving needs. Our research and development team will continue to work closely with our customers on product development, resulting in products customized to our customers' manufacturing and end-use specifications. For example, as the power output requirement for rechargeable lithium batteries increases, we work closely with our customers to develop innovative separators, such as our proprietary trilayer separator, to meet the increased technical demands and specifications. Given our proven technical expertise and product innovation, our state-of-the-art manufacturing facilities and the lengthy product development process necessary to replace our customized products, we believe that our customers will continue to view us as a supplier of choice.

Pursue high value-added markets and growth opportunities

We believe significant opportunities exist for us to generate additional high margin business by focusing our efforts on attractive end-use market niches and geographic regions. Our product development expertise and broad technology base enable us to expand our products into adjacent markets and pursue new, developing niche end-markets. For example, we intend to expand our existing pipeline of products targeting future technology applications which currently includes fuel cells, hybrid electric vehicles and specialty filtration applications. In addition, we believe there are significant opportunities to grow our sales by expanding the geographical distribution of our existing products. Our newly-opened Thailand facility gives us a local presence to serve the fast-growing Asian automobile fleet.

Enhance profitability and cash flow

We are continually evaluating our business to identify opportunities to enhance our cost competitiveness. The following ongoing initiatives are focused on driving increased profitability through improved efficiencies:

•
productivity gains through improved and integrated business processes,

•
employee empowerment by encouraging quick decision-making at the lowest practical management levels, and

•
overhead reduction through continued cost focus and control.

End-market overview

The global market for separation and filtration membranes is large and extremely fragmented, with most suppliers producing products for separate and distinct niches. Almost every process stream has a filtration application, while many end products require materials possessing specialized filtration or separation functions. The membranes we manufacture provide these specialized functions for our customers, who use our membranes as a critical component within their own products. In each of our major product lines, we compete with only a few other companies. The end-markets in which our products are ultimately used have attractive characteristics in terms of both stability and growth.

•
Industry analysts estimate that the annual global market for lead-acid batteries is approximately $30 billion, or 770 million units, of which approximately $25 billion, or 600 million units, are lead-acid batteries for SLI applications for motor vehicles. Although separators are a critical component within lead-acid batteries, they constitute a small portion of the overall cost. Accordingly, the size of the separator market is much smaller than the overall lead-acid battery market. We estimate that automobile lead-acid batteries are approximately 80% of our lead-acid battery separator revenue. The SLI lead-acid battery market is characterized by stable demand because of the relatively short replacement cycle for batteries in automobiles. For example, industry analysts estimate that the average battery is replaced every three to four years. As a result of this short replacement cycle and due to the large number of motor vehicles worldwide, we estimate that approximately 80% of automotive and other SLI lead-acid batteries is for the replacement market. The primary demand driver of the replacement market is the size of the worldwide fleet of motor vehicles, which, according to Ward's Motor Vehicles Facts and Figures, has been growing approximately 3% per year. Secondary drivers of the replacement market include weather patterns (hot summers and cold winters tend to shorten battery life), the longer average life of vehicles and the larger average size of engines. We believe that the market for our major product, polyethylene separators, has historically grown at a faster pace than the underlying lead-acid battery market because polyethylene separators have been taking market share from alternative materials such as PVC, cellulose and rubber. Major lead-acid battery manufacturers include Exide Technologies, Johnson Controls Inc., Delphi Energy & Engine Management Systems, East Penn Manufacturing Co., Inc. and Fiamm Group.

•
According to industry analysts, the market for rechargeable lithium batteries used in electronic devices is over $3 billion and the market for disposable lithium batteries is approximately $700 million. As with lead-acid batteries, the size of the market for separators is considerably smaller than the overall market for lithium batteries. Approximately 80% of our unit volume of lithium battery separators is comprised of separators for rechargeable lithium batteries (Li2), while approximately 20% is comprised of separators for disposable lithium batteries (Li1). According to industry analysts, sales in the rechargeable lithium battery market grew at a compound annual growth rate of approximately 22% from 1996 to 2001 and are expected to grow at a compound annual growth rate of approximately 16% through 2011. Growth in the rechargeable lithium battery business has historically been driven by growth in the underlying markets for portable electronic products (primarily mobile phones and laptop computers) and the displacement of nickel-based battery technologies. The continuing market growth is being driven by the increasing mobility of consumers demanding portable electronic devices, the increasing number of consumers purchasing back-up batteries, and the increasing functionality and complexity of these devices requiring more battery power and more batteries per electronic device. Lithium-based batteries exhibit superior energy density and weight characteristics relative to other battery technologies such as nickel-based materials and have become the standard in the majority of consumer end-markets. For example, management believes that over 90% of new mobile phones and laptop computers contain rechargeable lithium batteries. Major lithium battery manufacturers include Sanyo Electric Company Limited, Matsushita Battery Industrial Company Limited (Panasonic brand), Sony Corporation, Samsung Electronics Co. Ltd., Duracell

  International Incorporated, BYD Company Limited, Tianjin Lishen Battery Joint-Stock Co., Ltd., LG Electronics, Inc. and Saft SA.

•
We manufacture membranes that are the critical component of dialyzers, a consumable item for kidney dialysis treatment for ESRD patients. Demand for dialyzers is driven by the aging population in developed countries, increased ESRD incidence, longer life-expectancy of treated ESRD patients, improving access to treatment in developing countries and the trend in the United States toward single-use rather than multiple-use of dialyzers. According to the European Renal Association—European Dialysis and Transplant Association, the number of worldwide ESRD patients has been growing 7% per year over the last twenty years to reach approximately 1.3 million ESRD patients globally in 2003. ESRD patients generally receive three kidney dialysis treatments per week, resulting in stable and recurring demand for dialyzers and our membranes.

Products, markets and customers

Our business segments are energy storage and separations media. Within each of these segments, we develop and produce products that relate to certain industrial and specialty technology end-use markets. The following table describes our key products and end-use markets served:

Segment	Applications	Major brands	End-uses and markets
Energy storage	Lead-acid batteries	Armorib® DARAK® Daramic®	Transportation and industrial batteries
		DAGA™	Enveloping machines and battery assembly line equipment
	Rechargeable and disposable lithium batteries	CELGARD®	Electronics products such as laptop computers, mobile phones, cameras and military equipment
Separations media	Hemodialysis	Cuprophan® DIAPES® Hemophan® SMC® Purema™	Hemodialysis dialyzers which replicate function of healthy kidneys
	Blood oxygenation	CELGARD® HEX PET® OXYPHAN® OXYPLUS®	Heart-lung machine oxygenation unit for open-heart surgical procedures
	Plasmapheresis	FractioPES® MicroPES® PLASMAPHAN®	Blood cell and plasma separation equipment
	Industrial and specialty applications	Accurel®	Microelectronics manufacturing/ chemical filtration
		Accurel Systems®	Polymer additives carrier
		Artisyn®	Printing media/graphic arts
		Liqui-Cel®	Water degasification, semiconductor and microelectronics manufacturing, beverage processing and pharmaceutical production
		MicroPES®	Water/chemical filtration for drinking water treatment and food and beverage processing
		SuperPhobic®	Solvent/ink de-bubbling for ink jet printers and semiconductor manufacturing
		UltraPES®	Prefiltration for reverse osmosis, water filtration

Energy storage

Our separators in the energy storage segment are used in lead-acid and lithium batteries to separate the positive and negative electrodes and control the flow of ions between them.

These separators require specialized technical engineering and must be manufactured to extremely demanding requirements including thickness, porosity, mechanical strength, chemical and electrical resistance. During fiscal 2003, our energy storage businesses accounted for 67% of our sales.

Transportation and industrial applications

We develop, manufacture and market a complete line of polyethylene and other resin separators for use in lead-acid batteries. Approximately 80% of the lead-acid battery separators we sell are used in SLI batteries for automobiles and other motor vehicles and approximately 20% are used in batteries for industrial applications such as forklifts, marine applications and stationary applications such as backup power for telecom infrastructure and uninterruptable power supply systems. Based on our estimates, because approximately 80% of automobile and other SLI applications battery demand is for replacement batteries in the aftermarket, we believe demand for our lead-acid battery separators is stable and predictable. Furthermore, this market is experiencing consistent growth due to the growing size of the worldwide fleet of motor vehicles and the worldwide trend of conversion from alternative separator materials such as PVC, cellulose and rubber to the superior performing polyethylene-based separators.

Separators used in lead-acid batteries are among the most highly engineered and performance critical components of the battery, yet only represent a small portion of the battery's total cost. Our separators are designed to enhance battery performance and stability. We use polyethylene, polypropylene, and/or polyester mats to achieve product characteristics that satisfy highly engineered customer specifications. We have enhanced battery performance by constantly improving the balance between pore size and narrow pore distribution. Membrane pores must be large enough to allow ions to pass through, but small enough to prevent contamination from conductive particles, which cause short circuits. Our top five separator customers are Exide Technologies, Johnson Controls, Inc., East Penn Manufacturing Co., Inc., Fiamm Group and EnerSys, Inc., which we estimate have an aggregate market share of approximately 60% of the global transportation and industrial battery market.

Electronics applications

We also develop, manufacture and market a complete line of polypropylene and polyethylene monolayer and proprietary multilayer separators used for rechargeable (Li2) and disposable (Li1) lithium batteries. Approximately 80% of the lithium battery separators we sell are used in rechargeable lithium batteries and 20% are used for disposable lithium batteries. Rechargeable lithium batteries are used in consumer electronic products such as laptop computers, mobile phones, cameras and PDAs. Disposable lithium batteries are primarily used in cameras, portable stereos and military applications. Demand for consumer electronic products has been growing rapidly and, as a result, we have experienced significant increases in demand for our lithium battery separators. Our top lithium battery separator customers include Matsushita Battery Industrial Company Limited, BYD Company Limited, Tianjin Lishen Battery Joint-Stock Co., Ltd., E-One Moli Energy Corp., Duracell International Incorporated (a subsidiary of The Gillette Company) and Saft SA.

Separations media

In our separations media segment, we manufacture and market filtration membranes for use in hemodialysis, oxygenation and plasmapheresis machines in the healthcare industry as well as other industrial and specialty applications in the semiconductor, microelectronics, food and beverage and water purification industries. During fiscal 2003, our separations media business accounted for 33% of our sales.

Hemodialysis

We believe we are the world's leading independent developer, manufacturer and marketer of hemodialysis membranes which are a critical component of dialyzers, a consumable item for kidney dialysis. We estimate that we have a 19% market share of hemodialysis membranes.

Dialysis is the artificial process that performs the function of a healthy kidney for ESRD patients. In a healthy person, the kidney carries out certain excretory and endocrine functions, including filtering toxins from the blood and controlling blood pressure. For an ESRD patient on dialysis, the membranes in the dialyzer perform these filtering functions. The membranes consist of thousands of fibers that resemble hollow straws slightly larger than a human hair. These fibers have micropores in their walls at a density of millions of holes per square inch. The size and distribution of these micropores trap harmful toxins while allowing healthy blood to pass through.

ESRD patients receive regular dialysis treatments, typically three times per week. Dialyzers are generally disposed after every procedure, except in the United States, where the majority of the market remains multiple use. The management believes that the practice in the United States is currently transitioning to single-use, driven by market perceptions of improved patient outcomes.

Because dialyzers are designed to use specific membrane technology and require FDA approval, a dialyzer manufacturer's relationship with its membrane supplier is strategically important and the costs of changing suppliers are substantial. Switching to a membrane manufactured by a different supplier can involve two or three years of development costs. Because of the critical mission and integral role membranes play and the difficulty and expense involved in their substitution, the management believes that major membrane manufacturers will play an important role in the future structure of the dialyzer industry. Key customers of the Company's hemodialysis membranes include dialyzer manufacturers Gambro Dialysatoren GmbH & Co. KG, Haidylena for Advanced Medical Industries and Bellco S.p.A.

Hemodialysis filtration membranes are fabricated from two classes of materials: cellulosic and synthetic. Historically, most filtration membranes for dialyzers have been manufactured with cellulosic materials. In the last several years, membranes manufactured from synthetic materials have captured most of the market growth, while unit shipments of cellulosic materials have remained relatively flat. Since 2001, the Company has invested in developing and improving its own synthetic products and building new capacity to support its expected growth in this segment. Management believes that the Company's next generation synthetic product, Purema™, which was launched in early 2004, offers best-in-class technical performance relative to other membranes in the marketplace. The product is currently being evaluated by several potential customers.

Blood oxygenation

We believe we are the world's leading developer, manufacturer and marketer of membranes for use in blood oxygenators, with an estimated 85% global market share. A blood oxygenator is a device containing highly specialized separation media used to remove carbon dioxide from the blood while oxygen is diffused through the membrane and into the blood. Oxygenators are primarily sold to hospitals for use in heart-lung bypass surgical procedures. Because blood oxygenators are designed to utilize a specific membrane technology and require regulatory approval, an oxygenator manufacturer's relationship with its membrane supplier is vital and switching costs can be substantial. We sell our membranes to all major blood oxygenator producers, including Dideco S.p.A./Sorin/Cobe Group, Medtronic Inc. and Jostra AG.

Plasmapheresis

We believe we are the world's leading developer, manufacturer and marketer of extracorporeal therapeutic plasmapheresis membranes, with an estimated 57% market share. Plasmapheresis is the extracorporeal separation of blood cells and plasma from plasma proteins in different diseases. Therapeutic plasmapheresis is a new and growing field that is becoming accepted among the medical community. For example, the German government has recently authorized public insurance reimbursement for rheumatoid arthritis patients who receive therapeutic plasmapheresis treatments. Major manufacturers of plasmapheresis equipment include Dideco S.p.A., Fresenius Medical Care and Gambro.

Industrial and specialty applications

We develop, manufacture and market a number of industrial and specialty filtration and filtration-related products. Liquid filtration is a diverse and high growth market. Almost every process stream has a filtration application. We have leveraged our established filtration technology and membrane expertise to supply a broad portfolio of membranes based on flat sheet, tubular and capillary technology. Our industrial and specialty products are focused on the gas/liquid and solid/liquid separations sectors in a wide variety of processing end-markets including semiconductor and microelectronics manufacturing, food and beverage processing and water purification. In many of those end-markets, there is growing demand for ever-increasing purity levels in the manufacturing process. Our collaborative relationships with customers position us to develop new products using various media to address demanding customer liquid filtration and purification specifications. In addition, we have leveraged our knowledge of membranes, oxygenation and plastics to develop products that can be used in a multitude of applications. The control of dissolved gases in liquids is a key part of the manufacturing process in many industries. The same fibers used in our oxygenation products (CELGARD® and OXYPLUS®) are used in these degasification applications.

The following are descriptions of certain of our industrial and specialty products:

•
MicroPES®. MicroPES® is a polyethersulfone flat sheet or hollow fiber microfiltration membrane with broad chemical and low protein binding characteristics, properties which are attractive to end-users who desire minimal absorption of their product. This membrane is primarily used in tap water filtration and miscellaneous food and beverage filtration applications.

•
Accurel®. Accurel® is a polypropylene membrane which can be used in a wide range of pH conditions. This membrane is an economical choice for many applications compared to certain higher priced products, and is primarily used for chemical filtration in semiconductor processing applications.

•
UltraPES®. UltraPES® is a hollow fiber, ultrafiltration polyethersulfone membrane used for reverse osmosis systems pretreatment, the filtration of drinking water and municipal city wastewater and the separation of oil content from industrial process water streams.

•
Liqui-Cel®. Liqui-Cel® membrane contactors are modular products incorporating hydrophobic hollow fiber membranes and are used in a wide variety of industries including semiconductor and microelectronics manufacturing, beverages and pharmaceuticals. This purification technology is also used for flat panel display manufacturing and in power plants.

•
SuperPhobic®. SuperPhobic® membrane contactors are a special type of membrane contactor which can treat liquids which otherwise penetrate the membrane pores of conventional Liqui-Cel® membrane contactors. Typical applications involve the elimination of microbubbles in liquids which, upon occurrence, negatively impact customer production processes, quality and yield. Some applications include the degassing of inks, paper coating solutions, photoemulsion and alcohol debubbling. This membrane is primarily used for ink degassing for ink jet delivery systems and semiconductor photoresist solutions.

We have also developed significant capability in the development of membrane applications for fuel cells. We have leveraged our technological expertise in electrochemistry and have established key technical alliances to develop membrane technology for fuel cell applications. For several years, our technical staff has been working on development programs with most of the major fuel cell industry and institutional leaders. We have already developed several functional membranes for controlling moisture in fuel cell systems. In addition, we have filed several patent applications for membranes used in polymer electrolyte membrane type fuel cells, including novel concepts for the proton exchange film.

New product development

We continually work on developing new products that incorporate our filtration and separation membrane technologies. We have focused our research and development efforts on increasing production capacity and improving production processes, developing products for new markets based on existing technologies and developing new process technologies to enhance existing businesses and allow entry into new businesses. We spent approximately $13.4 million (3% of our net sales), $10.7 million (3% of our net sales) and $6.9 million (3% of our net sales) in fiscal 2003, 2002 and 2001, respectively, on research and development.

We have four research and development centers. Our separator product research is performed at technical centers at our plants in Owensboro, Kentucky; Norderstedt, Germany; and Charlotte, North Carolina. Our healthcare technical center is located in Obernberg, Germany.

The expertise of our research and development staff, which works very closely with our manufacturing and marketing personnel, has enabled us to develop innovative products, frequently in response to specific customer needs. In addition, we enter into collaborative partnerships with our customers to develop and manufacture next-generation products in response to our customers' changing needs. We believe that these developmental partnerships enhance customer relationships by ensuring that our products will continue to be incorporated into our customers' future products. We also utilize in-plant pilot lines that are installed in our research facilities in order to develop new products under real manufacturing conditions prior to commercialization. We currently have several projects in advanced stages of development that we believe will present the potential for substantial growth.

All of the products that we develop are subject to multiple levels of extensive and rigorous testing. The qualification of separators for use in industrial and automotive applications, for instance, may require one or more years of testing by our staff and battery manufacturers. Our strategy of partnering with our customers early in the development of membranes helps to ensure successful product development and qualification.

Sales and marketing

We sell our products and services to customers in both the domestic and international marketplace. We sell primarily to manufacturers and converters that incorporate our products into their finished goods. Our marketing strategy focuses on differentiating our products from our competitors by offering a full range of high quality products, as well as a complete package of services including technical, production and quality assurance support. This strategy has proven successful in developing close relationships with customers.

We employ a direct worldwide sales force and utilize approximately 90 experienced salespeople who manage major customer relationships. A large number of our sales representatives are engineers who have advanced technical knowledge of our products and the applications for which they are used. Our sales representatives are active in new product development efforts and are strategically located in the major geographic regions in which our products are sold. In certain geographic areas, we use distributors or other agents.

We typically seek to enter into long-term supply contracts with our major customers. These contracts typically describe the volume and selling price and can last up to 10 years. In addition, these contracts reflect our close collaborative relationship with our customers, which is driven by our customers' need to develop new separators and membranes directly with us.

In fiscal 2003, net sales to our top five customers represented approximately 36% of our total net sales. Exide Technologies represented approximately 16% of our sales in fiscal 2003.

Manufacturing and operations

General

We manufacture our lead-acid separators at our facilities in Owensboro, Kentucky; Corydon, Indiana; Selestat, France; Norderstedt, Germany; Potenza, Italy; Prachinburi, Thailand; and Feistritz, Austria. We manufacture our lithium battery separators and industrial and specialty separation and filtration media products at our facilities in Charlotte, North Carolina. We manufacture our healthcare membranes at our facilities in Wuppertal, Germany and Charlotte, North Carolina.

Our competitive strengths include high-quality proprietary manufacturing processes and a broad range of process technologies, which allow us to offer our customers a broad product offering for various applications. We have made significant capital investments in technology and have developed proprietary equipment and manufacturing techniques. We have a wide range of manufacturing capabilities, many of which are patented, that allow us to produce specialized products that, in certain cases, cannot be reproduced in the market or would be prohibitively expensive for a competitor to replicate. Substantially all of our manufacturing sites have plant-wide real time control and monitoring systems that constantly monitor key process variables using a sophisticated closed loop system of computers, sensors, and custom software.

Manufacturing processes

All of our manufacturing processes, with the exception of our DAGA™ equipment division in Potenza, Italy, involve an extrusion process. To produce Liqui-Cel® membrane contactors, hollow fibers are glued into a cartridge form by extruding either a polyolefin resin or an epoxy adhesive before final assembly into a finished module. To produce our flat sheet and hollow fiber membranes, we use one of three basic membrane processes that begin with an extrusion step. These include phase separation (thermally-induced, solvent-induced, or reaction-induced), "dry stretch" ("Celgard" process), and composite extrusion/extraction ("Daramic" process) processes. Each process, and their resulting product properties, is well suited to the various membrane requirements for our target markets.

Battery separators

We manufacture Daramic®, our principal lead-acid battery separator used in industrial and automotive applications, using a composite extrusion/extraction process. The process stages are fully automated, although the process requires some handling as material is transferred from stage to stage. Initially, an ultra-high molecular weight polyethylene is mixed with porous silica and oil, which are heated and extruded into a film. The film is passed through an extraction bath to remove the excess oil from the silica pores to create the proper microporosity and film stiffness prior to drying. We manufacture our Armorib® automotive battery separator using a paper customized to our specifications. We manufacture our DARAK® industrial separator using a patented manufacturing process that begins by saturating a polyester fleece with a modified phenolic resin, which is then cross-linked, washed, dried, cured and cut into single pieces in a continuous one-step process. The reaction step produces the final microporous structure.

Similar to our Daramic® product, we begin the manufacture of lithium battery separators with an extrusion step. However, no solvent or other additives are used in conjunction with the polymer at extrusion (hence the "dry" stretch process description). The same "Celgard" process is used for producing CELGARD® flat sheet monolayer and proprietary trilayer separators. After extrusion, we use a lamination step for the trilayer product, followed by annealing and stretching to produce a microporous film. Some special coated and non-woven laminate products are also manufactured for specialty battery and other applications.

Hemodialysis, blood oxygenation, and plasmapheresis membranes

Hollow fiber membranes produced for hemodialysis, blood oxygenation and plasmapheresis are mainly produced using phase separation processes. For these phase separation processes, the polymer spinning solution is prepared by dissolving the polymer in a solvent prior to extrusion. A porous membrane is formed by separating the solvent and polymer phases using temperature (thermally-induced), or a "non-solvent" (solvent-induced), then the solvent phase is extracted and the porous polymer membrane is dried. For the blood oxygenation market, hollow fiber and flat sheet membranes are also produced using our "dry stretch" ("Celgard") process. We rely on the molecular behavior of semi-crystalline polymers (polyolefins) to create the microporous structure. By controlling the extrusion process under which the film or fiber is formed, we create a crystalline structure that allows the formation of microvoids in a subsequent stretching step. Although we use different equipment for the flat sheet and fiber products, the operating conditions of temperature, stress, and line speed are similar for both.

After extrusion, our products can be stored or immediately processed on annealing and stretching lines that create the final porous form.

Competition

Our markets are competitive. Our primary competitors in the market for separators used in industrial and automotive batteries are Entek International LLC in North America and Europe and Nippon Muki Co., Ltd. in Japan. In addition, we have a number of smaller competitors in South Korea, Indonesia and China. In the market for separators used in lithium batteries, we compete with Asahi Kasei Corporation, Tonen Corporation (a subsidiary of ExxonMobil), and Ube Industries Limited. In addition, we have a number of smaller competitors elsewhere in Asia. In the healthcare area, we compete with Fresenius Medical Care, Gambro, Asahi, Medical Corporation, Terumo Medical Corporation and Toyobo Co. Ltd. among others. Product innovation and performance, quality, service, utility and cost are the primary competitive factors, with technical support being highly valued by the largest customers.

Raw materials

We employ a global purchasing strategy to achieve pricing leverage on our purchases of major raw materials. The polyethylene and polypropylene resins we use are very specialized petroleum-based products that are less affected by commodity pricing cycles than other petroleum-based products. In the event of future price increases in the major raw materials, we believe that we will be able to pass these increases to our customers. Some current supply contracts with our major customers allow us to pass these costs to our customers.

The primary raw materials we use to manufacture most of our products are polyethylene and polypropylene resins, silica, paper, and oil. Our major supplier of polyethylene resins is Ticona LLC and our major suppliers of polypropylene resins are Exxon Chemical Company (a subsidiary of ExxonMobil) and Fina (a subsidiary of Total). Our major suppliers of silica are PPG Industries, Inc., Degussa A.G. and Acordis, while our major supplier of oil is Shell Chemical LP (a subsidiary of Royal Dutch/Shell).

We believe that the loss of any one or more of our suppliers would not have a long-term material adverse effect on us because other manufacturers with whom we conduct business or have conducted business in the past would be able to fulfill our requirements. However, the loss of one of our key suppliers could, in the short term, adversely affect our business until we secure alternative supply arrangements. In addition, we cannot assure you that any new supply arrangements we enter will have terms as favorable as those contained in current supply arrangements. We have never experienced any significant disruptions in supply as a result of shortages in raw materials.

Properties

We operate the following principal manufacturing plants and other facilities. Our manufacturing facilities are strategically located to serve our customers globally. Our plant in Norderstedt, Germany is QS 9000 certified. Our plants in Owensboro, Kentucky; Potenza, Italy; Obernberg, Germany; Charlotte, North Carolina; Corydon, Indiana; Prachinburi, Thailand and Feistritz, Austria are ISO 9001 certified. Our facilities located in Wuppertal, Germany and Selestat, France are ISO 14001 certified as well as ISO 9001 certified.

Management information systems

We use a combination of flexible computer systems to meet the ever-changing needs of our operations and customers. In our Selestat, Prachinburi, Norderstedt, Owensboro and Corydon plants, we use an integrated application that includes an Oracle-based financial system and a proprietary information system custom designed for our manufacturing, inventory purchasing and quality operations. The same solution suite is being implemented in our Potenza plant. In the Charlotte, North Carolina facility, we use the MAPICS SyteLine ERP system. In Wuppertal and Obernberg, Germany, we employ the SAP R/3 ERP System. These systems are bridged together for financial consolidation through the GEAC, Comshare Management Planning and Control application. The vast majority of all other applications are built on current Microsoft technology.

Employees

We currently employ approximately 2,000 people worldwide. We offer our full-time employees a complete package of benefits that varies by country and end-market focus and may include health and life insurance, medical and dental benefits and retirement plans. We believe that our compensation and benefits are competitive by industry standards. Hourly employees at eight of our 10 facilities are unionized and account for 68% of our total employees. These facilities were unionized prior to our ownership; no facility has been unionized under our ownership. We have historically had good relationships with our unions with no occurrences of any work stoppages. The following summarizes those employees represented by unions as of January 3, 2004.

	Number of unionized employees	% of total	Date of contract renegotiation

Corydon	96	80	January 2007
Feistritz (Jüngfer)	48	79	Annual
Obernberg	42	74	Annual
Owensboro	154	71	April 2005
Potenza	142	100	Annual
Sélestat	135	79	Annual
Wuppertal	705	92	Annual
Norderstedt	73	84	Annual

Total	1,395

Environmental matters

We are subject to a broad range of federal, state, local and foreign environmental laws and regulations which govern, among other things, air emissions, wastewater discharges and the handling, storage disposal and release of wastes and hazardous substances. It is our policy to comply with applicable environmental requirements at all of our facilities. From time to time, we have identified environmental compliance issues at our facilities. The Kentucky Natural Resources and Environmental Protection Cabinet recently concluded an administrative enforcement action against us concerning our Owensboro, Kentucky facility, relating to certain air emissions requirements, pursuant to which we entered into an agreed order with the Cabinet obliging us to undertake certain remedial measures. We believe we have substantially complied with our obligations under the agreed order. If there are any outstanding violations of environmental requirements at Owensboro or any other of our facilities, we do not believe that such violations would disrupt operations at our facilities or would have a material adverse effect on our business.

We are also subject to laws, such as CERCLA, that may impose liability retroactively and without fault for releases or threatened releases of hazardous substances at on-site or off-site locations. We are not aware of any material off-site releases for which we may be liable under CERCLA or any other environmental or health and safety law. We already have conducted some cleanup of the onsite releases at some facilities and we will be conducting additional cleanups of onsite contamination at other facilities under regulatory supervision or voluntarily. Costs for such work and related measures (such as eliminating sources of contamination) could be substantial, particularly at our Wuppertal, Germany and Potenza, Italy facilities. We have established reserves for environmental liabilities of approximately $28.2 million as of January 3, 2004. However, we do not anticipate that the cleanups will disrupt operations at our facilities or have a material adverse effect on our business. In addition, we have asserted claims under an indemnity from Akzo that will provide indemnification of up to €15.0 million, representing a substantial percentage of anticipated environmental costs at Wuppertal. To date we have not had any significant disagreement with Akzo over its environmental indemnity obligations to us.

Legal proceedings

We are currently a party to various claims and legal actions that arise in the ordinary course of business. We believe such claims and legal actions, individually and in the aggregate, will not have a material adverse effect on our business, financial condition or results of operations.

Intellectual property rights

We consider our patents, patent licenses and trademarks, in the aggregate, to be important to our business and seek to protect this proprietary know-how in part through United States and foreign patent and trademark registrations. Certain of our patents are also important individually. In addition, we maintain certain trade secrets for which, in order to maintain the confidentiality of such trade secrets, we have not sought patent protection.

Management

Executive officers and directors

The following table sets forth certain information concerning our executive officers, our current directors and individuals who will be elected and have agreed to become our directors effective upon the closing of this offering:

Name	Age	Position

Frank Nasisi	64	President, Chief Executive Officer and Director
Lynn Amos	38	Chief Financial Officer
Stefan Geyler	47	General Manager, Membrana GmbH
Brad Reed	45	Vice President & General Manager, Celgard, Inc.
David A. Barr	40	Director
Michael Graff	52	Chairman of the Board of Directors
Kevin Kruse	34	Director
Kewsong Lee	39	Director upon closing of this offering
Anthony Terracciano	65	Director upon closing of this offering
Robert Hillas	55	Director upon closing of this offering

Frank Nasisi became our President, Chief Executive Officer and director effective upon the closing of the Transactions. From 1999 to the closing of the Transactions, Mr. Nasisi served as our Chief Operating Officer. From 1994 to 1999, Mr. Nasisi served as Vice President and General Manager. Prior to the acquisition of the Daramic® business in 1994, Mr. Nasisi held various positions with our predecessor subsidiary company including Worldwide Manufacturing Director. Mr. Nasisi has worked for us and our predecessor subsidiary company for the past 15 years. Mr. Nasisi served on the board of directors of Battery Council International, the worldwide trade group for battery suppliers. Mr. Nasisi holds a Degree in Mechanical and Civil Engineering from the Universita Messina (Messina, Italy).

Lynn Amos has served as our Chief Financial Officer since February 2002. Prior to his current role, Mr. Amos served as Director of Corporate Development and Corporate Controller at The InterTech Group since joining us in 1998. In these roles, Mr. Amos was directly involved in our financial and acquisition activities. Prior to joining The InterTech Group, Mr. Amos worked in a variety of financial roles at Umbro International, Reeves Industries, Inc. and Price Waterhouse. Mr. Amos holds a B.S. Degree from Western Carolina University and is a Certified Public Accountant.

Stefan Geyler has served as General Manager of Membrana GmbH since September 2002. Mr. Geyler has held various roles since joining Membrana GmbH in 1990, which include Area Sales Manager, Sales and Marketing Manager, Head of Sub-Business Unit Dialysis, and Vice President of Operations. Mr. Geyler graduated from the University of Mainz (Mainz, Germany).

Brad Reed has served as Vice President/General Manager of Celgard, Inc. since March 2000 where he has global business responsibility for Celgard, Inc. Prior to March 2000, he held several management positions of increasing responsibility in the Liqui-Cel® Membrane Contactor and CELGARD® Hollow Fiber product line areas. Mr. Reed has worked in the business currently known as Celgard, Inc. since 1988 after working for both Dow Chemical and Lithium Corporation. Mr. Reed holds a B.S. Degree in Chemical Engineering from Clemson University.

David A. Barr became a director in connection with the closing of the Transactions. Mr. Barr has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 2001. Prior to joining Warburg Pincus, Mr. Barr was a managing director at Butler Capital where he focused on industrial leveraged buyout transactions for more than ten years. Mr. Barr is a director of TransDigm Holding Company, TransDigm Inc. and Eagle Family Foods, Inc. and Wellman, Inc. He holds a B.A. Degree in Economics from Wesleyan University and an MBA from Harvard Business School.

Michael Graff became Chairman of our board of directors in connection with the closing of the Transactions. Mr. Graff has served as a managing director of Warburg Pincus LLC since October 2003 and has served as an advisor to Warburg Pincus LLC since July 2002. Prior to working with Warburg Pincus, Mr. Graff spent six years with Bombardier, first as President of Business Aircraft and later as President and Chief Operating Officer of Bombardier Aerospace Group. Prior to joining Bombardier, Mr. Graff spent 15 years with McKinsey & Company, Inc., a management consulting firm, as a partner in the New York, London, and Pittsburgh offices. Mr. Graff is a director of TransDigm Holding Company and TransDigm Inc. Mr. Graff received an A.B. Degree in economics from Harvard College and an M.S. in Management from M.I.T.

Kevin Kruse became a director in connection with the closing of the Transactions. Mr. Kruse has been a Vice President of Warburg Pincus LLC since January 2003 and has been employed by Warburg Pincus LLC since February 2002. Prior to joining Warburg Pincus, Mr. Kruse was employed by AEA Investors Inc. where he focused on private equity opportunities in industrial and consumer products companies. Before that, he was employed by Bain & Co., a management consulting firm. Mr. Kruse is a director of Knoll, Inc., TransDigm Holding Company and TransDigm Inc. Mr. Kruse received an A.B. Degree in Government from Dartmouth College.

Kewsong Lee will become a director effective upon the closing of this offering. Mr. Lee has served as a member and managing director of Warburg Pincus LLC and a general partner of Warburg Pincus & Co. since January 1997. He has been employed at Warburg since 1992. Prior to joining Warburg Pincus, Mr. Lee was a consultant at McKinsey & Company, Inc., a management consulting company, from 1990 to 1992. His present service as director includes membership on the boards of Knoll, Inc., Eagle Family Foods, Inc., Arch Capital Group Ltd., Transdigm Holding Company, Transdigm Inc. and several privately held companies. He holds an A.B. degree from Harvard College and an M.B.A. degree from Harvard Business School.

Anthony Terracciano will become a director effective upon the closing of this offering. Mr. Terracciano served on the board of directors of American Water Works Company Inc. from 1997, and held the position of Vice Chairman from 1998, until its acquisition by Thames Water in January 2003. From July 2000 to January 2002, he was chairman of Dime Bancorporation, and he previously held executive positions with First Union Bank, First Fidelity Bank, Mellon Bank and Chase Manhattan Bank. His present service as director includes Avaya, Inc., IKON Office Solutions and Riggs Bank. Mr. Terracciano holds a B.A. Degree in economics from St. Peter's College and a Master's Degree in Philosophy from Fordham University.

Robert Hillas will become a director effective upon the closing of this offering. Since April 2003, Mr. Hillas has served as an independent advisor to various business transactions. Prior to his current role, Mr. Hillas served as Chairman of the Board, President and Chief Executive Officer of Envirogen, Inc. from April 1998 until it was sold to Shaw Environmental & Infrastructure, Inc. in March 2003, and served as a consultant to Shaw through September 2003. From 1993 to 1998, Mr. Hillas served as Managing Director of E.M. Warburg, Pincus & Co., LLC. His prior experience also includes serving as General Partner of DSV Partners and various executive positions at E.M. Warburg, Pincus & Co., Inc. and affiliated companies. His present service as director includes ATMI, Inc., Hillas Packaging LLC and Stony Brook Millstone Watershed Association. Mr. Hillas holds a B.A. in Mathematics from Dartmouth College and a M.B.A. from Stanford University.

Term of executive officers and directors

Upon the closing of this offering, the board of directors will be divided into three classes to be designated as Class I, Class II and Class III, each class consisting, as nearly as possible, of one-third of the total number of directors constituting the board of directors. The Class I directors will be Frank Nasisi and Anthony Terracciano, the Class II directors will be Kewsong Lee and Kevin Kruse and the Class III directors will be Robert Hillas, Michael Graff and David Barr. The term of the Class I directors will terminate on the date of the 2005 annual meeting of our stockholders; the term of the Class II directors will terminate on the date of the 2006 annual meeting of our stockholders; and the term of the Class III directors will terminate on the date of the 2007 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the class of directors whose term expires at that meeting will be elected for three year terms. Executive officers are appointed by the board of directors and serve at the discretion of the board of directors.

Board composition

According to our stockholders' agreement (see "Certain relationships"), from the date on which we complete this offering and for so long as Warburg Pincus and its affiliates continue to beneficially own at least 5% of our outstanding shares, Warburg Pincus has the right to have certain individuals designated by Warburg Pincus on our board of directors. Currently, Warburg Pincus has designated David Barr, Michael Graff and Kevin Kruse, and will designate Kewsong Lee effective upon the closing of this offering, as its representatives under this agreement. See "Certain Relationships" for more information about our stockholders' agreement, in particular what rights certain of our current stockholders will have under this agreement once the offering is completed. Mr. Lee, Mr. Barr and Mr. Graff are currently managing directors of Warburg Pincus LLC and Mr. Lee and Mr. Barr are partners of Warburg Pincus & Co., which is an affiliate of Warburg Pincus Private Equity VIII, L.P. and Warburg Pincus International Partners, L.P., our principal stockholders. Mr. Kruse is currently a Vice President of Warburg Pincus LLC.

Director compensation

We will pay our outside directors (which do not include Messrs. Nasisi, Lee, Barr, Graff or Kruse) a one time retainer fee of $25,000, plus $2,500 for each board meeting they attend. In addition, we will pay each of our outside directors $5,000 per year for each committee of our board of directors for which they act as chairperson. We also may from time to time grant our outside directors options to purchase shares of our common stock in amounts and upon terms to be determined by our board of directors. Other than outside directors, we do not compensate our directors for serving on our board of directors or any of its committees. We do, however, reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

Board committees

Upon the completion of this offering, our board of directors will have an audit committee, a compensation committee and corporate governance and nominating committee.

We will be deemed to be a "controlled company" under the rules of the New York Stock Exchange, and we will qualify for, and intend to rely on, the "controlled company" exception to the board of directors and committee composition requirements under the rules of the New York Stock Exchange. Pursuant to this exception, we will be exempt from the rule that requires that our board of directors be comprised of a majority of "independent directors"; our compensation committee be comprised solely of "independent directors"; and our nominating committee be comprised solely of "independent directors" as defined under the rules of the New York Stock Exchange. The "controlled company" exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules which require that our audit committee be composed of three independent directors.

Audit committee

The audit committee of our board of directors will appoint, determine the compensation for and supervise our independent auditors, review our internal accounting procedures, systems of internal controls and financial statements, review and approve the services provided by our internal and independent auditors, including the results and scope of their audit, and resolve disagreements between management and our independent auditors. Upon completion of this offering, the audit committee will consist of Messrs. Barr, Terracciano and Hillas. Mr. Hillas will be chairman of the committee and will be designated as the "audit committee financial expert" as that term is defined in the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended. Within one year of the effective date of the registration statement of which this prospectus is a part, Mr. Barr will be replaced as a member of the audit committee by a newly elected director who meets the independence standards of the Sarbanes-Oxley Act and the New York Stock Exchange rules.

Compensation committee

The compensation committee of our board of directors will review and recommend to the board of directors the compensation and benefits of all of our executive officers, administers our equity incentive plans and establishes and reviews general policies relating to compensation and benefits of our employees. Upon completion of this offering, the compensation committee will consist of Messrs. Graff and Barr.

Nominating and Corporate Governance Committee

The role of the nominating and corporate governance committee of our board of directors will be to identify individuals qualified to become members of the board of directors, to recommend that the board of directors select director nominees for the next annual meeting of stockholders, and to develop and recommend to the board of directors a set of corporate governance principles applicable to the company. Upon completion of this offering, the nominating and corporate governance committee will consist of Messrs. Graff and Barr.

Compensation committee interlocks and insider participation

None of our executive officers serve as members of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Executive compensation

The following table sets forth the aggregate compensation paid or accrued by us for services rendered during fiscal 2003, fiscal 2002 and fiscal 2001 to our Chief Executive Officer and each of our executive officers, who we refer to collectively as the "named executive officers".

Summary compensation table

Name and principal position	Fiscal year	Base	Bonus	Other annual compensation(1)		Other compensation(2)	Total

Frank Nasisi(3) President and Chief Executive Officer	2003 2002 2001	$356,743 255,827 192,556	$515,000 268,500 185,000	$	— 4,875 10,949	$16,000 15,756 13,600	$887,743 544,958 402,105
Lynn Amos(4) Chief Financial Officer, Treasurer and Secretary	2003 2002 2001	127,253 124,233 11,908	415,000 130,000 10,000		24,787 4,291 —	9,964 7,060 953	577,004 265,584 22,861
Stefan Geyler(5) General Manager, Membrana GmbH	2003 2002 2001	156,450 108,019 96,284	169,552 77,834 28,878		— — —	— — —	326,002 185,853 125,162
Brad Reed(6) Vice President and General Manager, Celgard, Inc.	2003 2002 2001	191,169 173,077 153,174	255,000 135,000 67,000		6,315 5,989 4,171	14,659 13,368 12,360	467,143 327,434 236,705

(1) None of the executive officers received perquisites or personal benefits which totaled the lesser of $50,000 or 10% of their respective salary plus bonus payments. Amounts in this column represent relocation expenses or personal mileage amounts related to company-provided vehicles.

(2) Consists of employer 401(k) contributions.

(3) Mr. Nasisi received a $465,000 bonus from our subsidiary, Polypore, Inc., in connection with the closing of the Transactions.

(4) Mr. Amos received a $465,000 bonus from our subsidiary, Polypore, Inc., in connection with the closing of the Transactions.

(5) Mr. Geyler received a $235,000 bonus from our subsidiary, Polypore, Inc., in connection with the closing of the Transactions.

(6) Mr. Reed received a $235,000 bonus from our subsidiary, Polypore, Inc., in connection with the closing of the Transactions.

Other than the bonuses paid to the named executive officers in connection with the closing of the Transactions, we expect future compensation paid to our named executive officers to remain consistent with the compensation paid in fiscal 2003.

The table below sets forth the estimated pension benefit payable under a retirement plan relating to Stefan Geyler, the General Manager of our subsidiary, Membrana GmbH, assuming normal retirement at age 65. The table illustrates pension benefits payable under the plan determined on a straight life annuity basis. There is no offset in these pension benefits for U.S. Social Security benefits.

Pension table

Annual Salary	Years of Service
	15	25	30	35

$125,000	$1,695	$2,825	$3,390	$3,390
150,000	2,164	3,606	4,327	4,327
175,000	2,632	4,387	5,265	5,265
200,000	3,101	5,169	6,202	6,202
225,000	3,570	5,950	7,140	7,140
250,000	4,039	6,731	8,077	8,077
300,000	4,976	8,294	9,952	9,952
400,000	6,851	11,419	13,702	13,702
450,000	7,789	12,981	15,577	15,577
500,000	8,726	14,544	17,452	17,452

Calculations are based on information contained in the Summary Compensation Table. Mr. Geyler has served our subsidiary, Membrana GmbH since 1990.

Severance agreements

Fifteen of our employees, including each of the named executive officers, have severance agreements with us providing for a lump sum payment equal to the employee's average bonus for the prior two years, plus 12 monthly payments of base salary. These severance payments are triggered by a termination of the employees' employment without cause (as defined in the agreements) following a change in control of Polypore, Inc. Consummation of the Transactions constituted a change in control for this purpose. The estimated payments required, in the event that the severance payments for each of these employees is triggered, is approximately $2.5 million.

Management investment

In connection with consummation of the Transactions, Frank Nasisi (our President and Chief Executive Officer), Lynn Amos (our Chief Financial Officer), Stefan Geyler (the General Manager of our subsidiary, Membrana GmbH) and Brad Reed (the Vice President & General Manager of our subsidiary, Celgard, Inc.) each purchased Class A common units of PP Holding, LLC, representing an aggregate investment of $385,000, or 0.3% of the membership interests of PP Holding, LLC outstanding immediately following the closing of the Transactions. The proceeds were used by PP Holding, LLC to purchase shares of our common stock. On June 4, 2004, Messrs. Nasisi, Amos and Reed purchased an additional 400 Class A units, bringing the aggregate investment of our named executive officers in PP Holding, LLC to 0.6% of its outstanding membership interests.

Indemnification agreements

Polypore, Inc. has entered into director and officer indemnification agreements with certain of our directors and officers. The indemnification agreements provide that Polypore, Inc. will indemnify, defend and hold harmless the indemnitees, to the fullest extent permitted or required by the laws of the State of Delaware, against any and all claims based upon, arising out of or resulting from (i) any actual, alleged or suspected act or failure to act by the indemnitee in his or her capacity as a director, officer, employee or agent of Polypore, Inc. or as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise, whether or not for profit, as to which the indemnitee is or was serving at the request of Polypore, Inc. (ii) any actual, alleged or suspected act or failure to act by the indemnitee in respect of any business, transaction, communication, filing, disclosure or other activity of Polypore, Inc. or any other entity or enterprise referred to in clause (i) above, or (iii) the indemnitee's status as a current or former director, officer, employee or agent of Polypore, Inc. or as a current or former director, officer, employee, member, manager, trustee or agent of Polypore, Inc. or any other entity or enterprise referred to in clause (i) above or any actual, alleged or suspected act or failure to act by the indemnitee in connection with any obligation or restriction imposed upon the indemnitee by reason of such status. The indemnification agreements provide that the indemnitee shall have the right to advancement by Polypore, Inc. prior to the final disposition of any indemnifiable claim of any and all actual and reasonable expenses relating to, arising out of or resulting from any indemnifiable claim paid or incurred by the indemnitee. For the duration of an indemnitee's service as a director and/or officer of Polypore, Inc. and for a reasonable period of time thereafter, which such period may be determined by Polypore, Inc. in its sole discretion, Polypore, Inc. is obligated to use commercially reasonable efforts (taking into account the scope and amount of coverage available relative to the cost thereof) to cause to be maintained in effect policies of directors' and officers' liability insurance providing coverage for directors and/or officers of Polypore, Inc. that is substantially comparable in scope and amount to that provided by Polypore, Inc.'s current policies of directors' and officers' liability insurance.

Stock plans

2004 Stock Option Plan

In connection with Transactions, the Company adopted its 2004 Stock Option Plan, which we refer to herein as the "2004 Plan." The 2004 Plan reserves 2,817,276 shares of common stock of Polypore for issuance pursuant to stock options granted under the 2004 Plan. Stock options granted under the 2004 Plan are not intended to be "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code. The total number of shares of common stock reserved for grants of options represents approximately 5% of the common stock of Polypore on a fully-diluted basis before giving effect to this offering. Stock options covering all of the shares reserved under the 2004 Plan have been granted as of the date hereof. All options granted under the 2004 Plan will vest based on satisfaction of certain performance criteria. In addition, all or a portion of the options was granted under the new stock option plan will vest upon a change in control of Polypore if equity investors receive predetermined rates of return on their investment.

Stock Incentive Plan

In July of 2004, Polypore adopted its Stock Incentive Plan, which we refer to herein as the "Incentive Plan." The Incentive Plan reserves 6,000,000 shares of common stock of Polypore for issuance pursuant to stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards granted under the Incentive Plan. Stock options granted under the Incentive Plan are not intended to be "incentive stock options" within the meaning of Section 422 of the Code. The total number of shares of common stock reserved for grants of options represents approximately 10% of the common stock of Polypore on a fully-diluted basis before giving effect to this offering. No awards have been granted under the Incentive Plan as of the date hereof. Awards granted under the Incentive Plan will be subject to vesting and other conditions as determined by the Compensation Committee at the time of grant.

In conjunction with adopting the stock plans, we have elected to follow SFAS No. 123, "Accounting for Stock-Based Compensation." As a result, we will be expensing the fair value of the option grants over the expected life of the options.

Employment agreements

Frank Nasisi

Polypore and Mr. Nasisi have entered into a binding term sheet pursuant to which Mr. Nasisi will serve as our President and Chief Executive Officer. The term sheet contains the material terms of Mr. Nasisi's employment, and we are in the process of negotiating with Mr. Nasisi a formal employment agreement incorporating such terms. The term sheet provides, among other things, for:

•
An initial term of employment through the second anniversary of the closing of the Transactions subject to automatic renewal of one additional year unless either Polypore or Mr. Nasisi elects not to renew the term;

•
A base salary of $435,000 per year;

•
Eligibility to receive an annual bonus based upon the achievement of certain performance criteria;

•
Participation in our employee benefit plans;

•
In the event of Mr. Nasisi's termination of employment by us without cause or by Mr. Nasisi with good reason, an entitlement to receive (i) his base salary for a period of eighteen (18) months following such termination, and (ii) payment of the cost of health continuation coverage for Mr. Nasisi and his dependents for such period; and

•
During the term of employment and for a period of eighteen (18) months following the termination of Mr. Nasisi's employment for any reason, unless otherwise approved by our Board, a prohibition from engaging in competition with Polypore.

Principal stockholders

The table below sets forth information regarding beneficial ownership of our common stock as of July 9, 2004, as adjusted to reflect the sale of shares of common stock in the offering, for:

•
each stockholder who we know beneficially owns more than 5% of our outstanding shares of common stock;

•
each of our directors;

•
each of our named executive officers; and

•
all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The number of shares of common stock outstanding "After Offering" includes an additional 20,000,000 shares offered by us hereby. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock listed as beneficially owned by them. Unless otherwise indicated, the principal address for each of the stockholders below is c/o Polypore International, Inc., 13800 South Lakes Drive, Charlotte, NC 28273.

				Percentage of common stock beneficially owned
		Shares subject to options	Total shares beneficially owned
Name of beneficial owner	Shares owned			Before offering	After offering

Warburg Pincus Private Equity VIII, L.P.(1)	49,139,286	—	49,139,286	91.25%	66.54%
Warburg Pincus International Partners, L.P.(2)	49,139,286	—	49,139,286	91.25	66.54
PP Holding, LLC(3)	44,427,071	—	44,427,071	82.50	60.16
Frank Nasisi(3)	—	—	—	*	*
Lynn Amos(3)	—	—	—	*	*
Stefan Geyler(3)	—	—	—	*	*
Brad Reed(3)	—	—	—	*	*
David A. Barr(4)	53,851,500	—	53,851,500	100.00	72.92
Michael Graff	—	—	—	*	*
Kevin Kruse	—	—	—	*	*
All directors and executive officers as a group (seven) persons	53,851,500	—	53,851,500	100.00	72.92

* Less than one percent of the outstanding shares of common stock

(1) Includes 4,712,214 shares owned directly and 44,427,071 shares beneficially owned through PP Holding, LLC. Warburg Pincus Private Equity VIII, L.P., including two related limited partnerships ("WP VIII"), is one of two managing members of PP Holding, LLC and may be deemed to own beneficially all of the shares owned by PP Holding, LLC. Warburg, Pincus & Co. ("WP") is the sole general partner of WP VIII. WP VIII is managed by Warburg Pincus LLC ("WP LLC"). The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. See Note 3 below.

(2) Includes 4,712,214 shares owned directly and 44,427,071 shares beneficially owned through PP Holding, LLC. Warburg Pincus International Partners, L.P., including two related limited partnerships ("WPIP"), is one of the managing members of PP Holding, LLC and may be deemed to own beneficially all of the shares owned by PP Holding, LLC. WP is the sole general partner of each of these entities. WPIP is managed by WP LLC. The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. See Note 3 below.

(3) WP VIII and WPIP each own 70,000 Class A units of PP Holding, LLC, representing an aggregate of approximately 99% of the outstanding membership interests of PP Holding, LLC. Frank Nasisi, Lynn Amos, Stefan Geyler and Brad Reed own, in the aggregate, 785 Class A units of PP Holding, LLC, representing an aggregate of approximately 0.6% of the outstanding membership interests of PP Holding, LLC.

(4) Mr. Barr, a director of Polypore International, is a general partner of WP and a managing director and member of WP LLC. All shares indicated as owned by Mr. Barr are included because of his affiliation with the Warburg Pincus entities. Mr. Barr owns no shares individually and disclaims beneficial ownership of all shares owned by the Warburg Pincus entities. His address is c/o Warburg Pincus LLC, 466 Lexington Avenue, New York, NY 10017. See Notes 1 and 2 above.

Description of indebtedness

Summarized below are the principal terms of the agreements that govern our indebtedness. This summary is not a complete description of all the terms of such agreements.

Senior secured credit facilities

General

In connection with the Transactions, our subsidiary, Polypore, Inc., entered into a new senior secured credit agreement with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of our senior secured credit facilities.

Our senior secured credit facilities provide for senior secured financing of up to approximately $503.4 million, consisting of:

•
a $370.0 million term loan facility and a €36.0 million term loan facility with maturities of 7.5 years that were drawn in full in connection with the consummation of the Transactions; and

•
a $90.0 million revolving loan facility, including a letter of credit sub-facility of $50.0 million and a foreign currency sub-facility (available in euros) of $50.0 million, that will terminate in six years.

In addition, we have the right to request (but no lender is committed to provide) additional term loans under the facility, subject to the satisfaction of customary conditions, including our being in pro forma compliance with the financial covenants in the credit agreement after giving effect to any such incremental term loan borrowings.

All borrowings under our senior secured credit facilities are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Proceeds of the initial $370.0 million and €36.0 million in term loans were used to finance our acquisition of all of the outstanding capital stock of Polypore, Inc. The proceeds of the revolving loan will be used to provide financing for working capital and general corporate purposes.

Interest and fees

The interest rates per annum applicable to loans, other than swingline loans, under our senior secured credit facilities are, at our option, equal to either an alternate base rate (in the case of loans denominated in dollars) or an adjusted LIBO rate for one, two, three, six or, under certain circumstances, twelve-month interest periods chosen by us, in each case, plus an applicable margin percentage.

The alternate base rate is the greater of (1) JPMorgan Chase Bank prime rate or (2) 50 basis points over the weighted average or rates on overnight Federal funds as published by the Federal Reserve Bank of New York. The adjusted LIBO rate is determined by reference to settlement rates established for deposits in dollars in the London interbank market for a period equal to the interest period of the loan and the maximum reserve percentages established by the Board of Governors of the United States Federal Reserve to which our lenders are subject. The applicable margin percentage is a percentage per annum equal to (1) 1.50% for alternate base rate term loans, (2) 2.50% for adjusted LIBO rate term loan, (3) 1.50% for alternate base rate revolving loans and (4) 2.50% for adjusted LIBO rate revolving loans. Beginning after we deliver our financial statements for the third quarter of fiscal 2004 to the agent under the senior credit facilities, and so long as no default has occurred and is continuing, the applicable margin percentage under the revolving loan facility will be subject to adjustments based on performance goals.

On the last day of each calendar quarter we are required to pay each lender a commitment fee in respect of any unused commitments under the revolving loan facility.

Prepayments

Subject to exceptions, our new senior secured credit facilities require mandatory prepayments of term loans based on certain percentage of excess cash flows and net cash proceeds from asset sales and recovery events or the issuance of certain debt securities.

Amortization of principal

Our new senior secured credit facilities require scheduled quarterly payments of principal on the term loans at the end of each of our fiscal quarters beginning on October 2, 2004 in aggregate annual amounts equal to 1% of the original aggregate principal amount of the term loans during, with the balance payable at final maturity. All scheduled amortization payments will be ratably increased by the aggregate principal amount of incremental term loans, if any.

Collateral and guarantors

Indebtedness under our senior secured credit facilities is guaranteed by our direct wholly owned subsidiary, PP Holding Corporation, and all of our current and future domestic subsidiaries (with certain agreed exceptions) and is secured by a first priority security interest in substantially all of the borrower's, PP Holding's, and current and future domestic subsidiaries' existing and future property and assets (subject to exceptions to be agreed), including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property and other personal property, owned cash and cash proceeds of the foregoing and first priority pledge of the capital stock of Polypore, Inc. and the guarantor subsidiaries and 66% of the voting capital stock of our first tier foreign subsidiaries.

Restrictive covenants and other matters

Our senior secured credit facilities include negative covenants restricting or limiting the ability of PP Holding, Polypore, Inc. and Polypore, Inc.'s subsidiaries, to, among other things:

•
incur, assume or permit to exist additional indebtedness or guarantees;

•
incur liens and engage in sale leaseback transactions;

•
make loans and investments;

•
declare dividends, make payments on or redeem or repurchase capital stock;

•
engage in mergers, acquisitions and other business combinations;

•
prepay, redeem or purchase certain indebtedness;

•
amend or otherwise alter terms of our material indebtedness and other material agreements;

•
sell assets;

•
transact with affiliates; and

•
alter the business that we conduct (and in the case of PP Holding, engage in any business activities other than those incidental to its ownership of us).

Such negative covenants are subject to certain exceptions.

In addition, our senior secured credit facilities require that we comply with the following financial covenants:

•
We are prohibited from making capital expenditures in any fiscal year in excess of the sum of $45.0 million plus half of the amount of any capital expenditures made by entities we acquire in acquisitions permitted under the senior secured credit facilities during the two fiscal years prior to the date of acquisition, with amounts unused in any year being carried over for use during the next two fiscal years.

•
We are required to maintain a ratio of Adjusted EBITDA to interest expense for any four consecutive fiscal quarters ending during any of the following periods or on any of the following dates of at least the following ratios:

Date or Period	Ratio
October 2, 2004 through July 1, 2006	2.25 to 1.00
September 30, 2006 through January 3, 2009	2.50 to 1.00
April 4, 2009 through January 2, 2010	2.75 to 1.00
April 3, 2010 and each fiscal quarter thereafter	3.00 to 1.00

•
We are required to maintain a ratio of total indebtedness to Adjusted EBITDA at the end of any quarter ending during any of the following periods or on any of the following dates of not more than the following ratios:

Date or Period	Ratio
October 2, 2004 through July 2, 2005	6.25 to 1.00
October 1, 2005	6.00 to 1.00
December 31, 2005 through July 1, 2006	5.75 to 1.00
September 30, 2006 through December 30, 2006	5.50 to 1.00
March 31, 2007 through June 30, 2007	5.25 to 1.00
September 29, 2007	5.00 to 1.00
December 29, 2007 through March 29, 2008	4.75 to 1.00
June 28, 2008 through September 27, 2008	4.50 to 1.00
January 3, 2009 through October 3, 2009	4.25 to 1.00
January 2, 2010 and each fiscal quarter thereafter	4.00 to 1.00

Our senior secured credit facilities contain certain customary representations and warranties, affirmative covenants and event of default, including payment defaults, breach of representations and warranties, covenant defaults (including the financial covenants referred to above), cross-defaults and cross-acceleration to certain indebtedness, certain events of bankruptcy, certain events under ERISA, material judgments, actual or asserted failure of any guaranty or security document supporting our new senior secured credit facilities to be in full force and effect and change of control. If such an event of default occurs, the lenders under our new senior secured credit facilities would be entitled to take various actions, including acceleration of amounts due under our new senior secured credit facilities and all actions permitted to be taken by a secured creditor.

Senior subordinated notes

In connection with the Transactions, Polypore, Inc. issued $405,915,000 aggregate principal amount of senior subordinated notes consisting of $225,000,000 senior subordinated dollar notes due 2012 bearing interest at 8.750% and of €150,000,000 senior subordinated euro notes due 2012 bearing interest at 8.750%. The aggregate principal amount of the senior subordinated notes is based on a foreign exchange rate hedge at $1.2061 to the euro effected by PP Acquisition Corporation on May 6, 2004. The notes will mature on May 13, 2012. Interest is payable on the notes on May 15 and November 15 of each year, commencing on November 15, 2004.

The notes are redeemable at Polypore, Inc.'s option, in whole or in part, at any time on or after May 15, 2008, at redemption prices ranging from 104.375% to par, together with accrued and unpaid interest, if any, to the date of redemption. At any time prior to May 15, 2007, Polypore, Inc. may redeem up to 35% of the aggregate principal amount of the dollar notes at a redemption price of 108.75% of the principal amount of the dollar notes, and up to 35% of the aggregate principal amount of the euro notes at a redemption price of 108.75% of the principal amount of the euro notes, in each case, together with accrued and unpaid interest, if any, to the date of redemption, with the proceeds of one or more equity offerings of our common stock. Additionally, Polypore, Inc. may redeem some or all of the notes at any time prior to May 15, 2008 at a price equal to 100% of the principal amount of the notes plus a "make-whole" premium. If we experience a change of control, Polypore, Inc. may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The notes are guaranteed on a senior subordinated basis by most of Polypore, Inc.'s existing and future domestic subsidiaries, subject to certain exceptions. The guarantees are senior subordinated indebtedness of the guarantors and have the same ranking with respect to indebtedness of the guarantors as the notes have with respect to Polypore, Inc.'s indebtedness.

The notes:

•
are senior subordinated obligations of Polypore, Inc.;

•
rank equally in right of payment with all of Polypore, Inc.'s and the guarantors' existing and future senior subordinated indebtedness;

•
are junior to all of Polypore, Inc.'s and the guarantors' existing and future senior indebtedness, including indebtedness under Polypore, Inc.'s new senior secured credit facilities;

•
are structurally subordinated to all of the existing and future liabilities (including trade payables) of each of Polypore, Inc.'s subsidiaries that do not guarantee the notes; and

•
are senior in right of payment to all of Polypore, Inc.'s and the guarantors' existing and future subordinated indebtedness.

The notes were issued under an indenture with The Bank of New York, as trustee. The indenture, among other things, limits Polypore, Inc.'s ability and the ability of its restricted subsidiaries to:

•
incur additional indebtedness and guarantees;

•
pay dividends and repurchase our capital stock;

•
make other restricted payments including investments and the purchase or redemption of subordinated obligations prior to maturity;

•
permit restriction on the ability of restricted subsidiaries to pay dividends on their capital stock, make loans or advances or to repay indebtedness, or transfer property to us or our other restricted subsidiaries;

•
create liens;

•
sell or otherwise dispose of assets, including capital stock of subsidiaries;

•
enter into transactions with its affiliates;

•
enter into mergers, consolidations or sales of substantially all our assets;

•
engage in other business activities; and

•
guarantee indebtedness.

These covenants are subject to a number of important exceptions and qualifications.

Foreign subsidiary indebtedness

As of April 3, 2004, our foreign subsidiaries had an aggregate of approximately $5.7 million of indebtedness outstanding under government grants, overdraft facilities and other lines of credit, with unused capacity of approximately $13.1 million. These grants, facilities and lines of credit are denominated in euros and bear interest at rates ranging from 0.5% to 4%. The outstanding balances and available capacities described above are based on the 1.22 U.S. dollar/euro exchange rate in effect on April 3, 2004.

Description of capital stock

General matters

The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of the capital stock contained in our amended and restated certificate of incorporation referenced below and applicable law. A copy of our amended and restated certificate of incorporation which will be restated in connection with the offering is filed as an exhibit to the registration statement of which this prospectus is a part. The following description refers to the terms of our amended and restated certificate of incorporation and gives effect to the redemption of all of our outstanding shares of preferred stock upon the completion of the offering. Our amended and restated certificate of incorporation provides that our authorized capital stock will consist of 200,000,000 shares of common stock, $.01 par value, and 15,000,000 shares of preferred stock, $.01 par value, that are undesignated as to series. As of July 9, 2004, there were three record holders of our common stock and two record holders of our Series A nonconvertible preferred stock, which will be redeemed upon consummation of this offering.

Common stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and are not entitled to cumulate votes. The holders of common stock are entitled to receive ratably dividends as may be declared by our board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets that are legally available for distribution after payment of all debts and other liabilities, subject to the prior rights of any holders of preferred stock then outstanding. The holders of common stock have no other preemptive, subscription, redemption, sinking fund or conversion rights. All outstanding shares of common stock are fully paid and nonassessable. The shares of common stock to be issued upon completion of the offering will also be fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be negatively impacted by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Undesignated preferred stock

There will not be any shares of preferred stock outstanding after giving effect to the redemption of our Series A nonconvertible preferred stock upon the closing of the offering. Under our amended and restated certificate of incorporation, which will become effective simultaneously with the offering, our board of directors has the authority, without action by our stockholders, to designate and issue any authorized but unissued shares of preferred stock in one or more series and to designate the rights, preferences and privileges of each series, any or all of which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our board determines the specific rights of the holders of preferred stock. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control of our common stock without further action by our stockholders. We have no present plans to issue any shares of preferred stock.

Options

Upon consummation of this offering, we will have outstanding options to purchase an aggregate of 2,817,276 shares of common stock at a weighted average exercise price of $3.18 per share under our option plans. All outstanding options provide for anti-dilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits or other changes in our corporate structure.

Registration rights

Under a registration rights agreement we entered into on May 13, 2004, we granted registration rights to the investors that participated in the Transactions with respect to             shares of common stock. These registration rights also extend to any shares of our capital stock thereafter acquired by these investors.

Under the registration rights agreement, Warburg Pincus may demand that we file a registration statement under the Securities Act covering some or all of the investors' registrable securities at any time after May 13, 2004. We are not required to effect more than three demand registrations nor are we required to effect a registration if the requested registration would have an aggregate offering price to the public of less than $15 million. In an underwritten offering, the managing underwriter of any such offering has the right, subject to certain conditions, to limit the number of registrable securities.

In addition, after our initial public offering, the investors party to the registration rights agreement have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than certain excluded registrations, the investors may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, of any such offering has the right, subject to certain conditions, to limit the number of registrable securities. These rights are being waived in connection with this offering for a period of 180 days after the date of the final prospectus relating to this offering.

Further, if we are eligible to effect a registration on Form S-3, Warburg Pincus may demand that we file a registration statement on Form S-3 covering all or a portion of the investors' registrable securities, provided that the registration has an aggregate offering price of more than $5 million.

In general, we will bear all fees, costs and expenses of such registrations, other than underwriting discounts and commissions.

Anti-takeover provisions of Delaware law

We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns or, in the case of affiliates or associates of the corporation, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation's voting stock. The existence of this provision could have anti-takeover effects with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of the common stock.

Stockholders will not be entitled to cumulative voting in the election of directors. The authorization of undesignated preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of the Company.

The foregoing provisions of our amended and restated certificate of incorporation and the Delaware General Corporation Law may have the effect of deterring or discouraging hostile takeovers or delaying changes in control of the Company.

Charter and bylaws anti-takeover provisions

Our bylaws establish an advance notice procedure for stockholders to bring matters before special stockholder meetings, including proposed nominations of persons for election to the board of directors and bringing business matters or stockholder proposals before a special meeting. These procedures specify the information stockholders must include in their notice and the timeframe in which they must give us notice. At a special stockholder meeting, stockholders may only consider nominations or proposals specified in the notice of meeting. A special stockholder meeting for any purpose may only be called by our board of directors, our Chairman or our Chief Executive Officer and President, and will be called by our Chief Executive Officer and President at the request of the holders of a majority of our outstanding shares of capital stock.

The bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a meeting. However, our bylaws may have the effect of precluding the conduct of that item of business at a meeting if the proper procedures are not followed. These provisions may discourage or deter a potential third party from conducting a solicitation of proxies to elect their own slate of directors or otherwise attempting to obtain control of our company.

Our restated certificate of incorporation provides for the issuance by the board of directors of up to 15,000,000 shares of preferred stock, with voting power, designations, preferences and other special rights. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock. Preferred stockholders could also make it more difficult for a third party to acquire our company. At the closing of this offering, no share of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

Our restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the number of directors in each class to be as nearly equal as possible. Our classified board staggers terms of the three classes and will be implemented through one, two and three-year terms for the initial three classes, followed in each case by full three-year terms. With a classified board, only one-third of the members of our board of directors will be elected each year. This classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. The restated certificate of incorporation and bylaws provide that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors, but must consist of not less than three directors. This provision will prevent stockholders from circumventing the provisions of our classified board.

Limitation on liability of directors and indemnification

Our amended and restated certificate of incorporation will limit our directors' liability to the fullest extent permitted under Delaware corporate law. Specifically, our directors are not liable to us or our stockholders for monetary damages for any breach of fiduciary duty by a director, except for liability:

•
for any breach of the director's duty of loyalty to us or our stockholders;

•
for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•
under Section 174 of the Delaware General Corporation Law; or

•
for any transaction from which a director derives an improper personal benefit.

If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

This provision will not limit liability under state or federal securities laws.

Delaware law, and our amended and restated certificate of incorporation, provide that we will, in certain situations, indemnify any person made or threatened to be made a party to a proceeding by reason of that person's former of present official capacity with our company against judgments, penalties, fines, settlements and reasonable expenses including reasonable attorney's fees. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding.

Transfer agent and registrar

American Stock Transfer & Trust Company is our transfer agent and registrar.

New York Stock Exchange listing

We have been approved to list the shares of our common stock on the New York Stock Exchange under the symbol "PPO."

Shares eligible for future sale

Prior to the offering there has not been a public market for our common stock. Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

When the offering is completed, we will have a total of 73,851,500 shares of common stock outstanding assuming that the underwriters do not exercise the overallotment option. Upon completion of the offering, there will be 2,817,267 shares of common stock subject to outstanding options, although no such options will be currently exercisable. The 20,000,000 shares offered by us pursuant to this prospectus will be freely tradeable unless our affiliates, as defined in Rule 144 under the Securities Act of 1933, as amended, purchase them. The remaining 53,851,500 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the SEC. These restricted shares may be resold only through registration under the Securities Act or under an available exemption from registration, such as Rule 144 or Rule 701.

Lock-up agreements

Our executive officers, directors, and stockholders have agreed to a 180-day lock-up with respect to 53,851,500 shares of our outstanding common stock. In addition, the lock-up will apply with respect to all shares of our common stock acquired by such persons during this 180-day period upon exercise of presently outstanding options and warrants to acquire our capital stock. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period, these shares may only be sold in accordance with an available exemption from registration, such as Rule 144.

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated, who has beneficially owned restricted securities for at last one year, including the holding period of any holder who is not an affiliate, is entitled to sell within any three-month period a number of our shares of common stock that does not exceed the greater of:

•
1% of the then outstanding shares of our common stock, which will equal approximately 738,515 shares upon completion of the offering; or

•
the average weekly trading volume of our common stock as reported on all national securities exchanges during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to manner of sale, notice and the availability of current public information about us. Under Rule 144 and subject to volume limitations, most of the restricted shares will be eligible for sale beginning May 13, 2005, and the remaining restricted shares will become salable at various times thereafter.

A person who is not deemed an affiliate of ours at the time of the sale and during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of any prior owner who is not an affiliate, would be entitled to sell shares following the offering under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144.

Registration

Following the offering, we intend to file a registration statement under the Securities Act covering shares of common stock subject to outstanding options or issued or issuable under our option plans. This registration statement will automatically become effective upon filing. Accordingly, shares registered under this registration statement will, subject to Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the expiration of the 180-day lock-up agreements.

Certain relationships

The Transactions

On January 30, 2004, Polypore, Inc. and its stockholders entered into a stock purchase agreement with PP Acquisition Corporation, our indirect, wholly owned subsidiary, pursuant to which PP Acquisition agreed to purchase all of the outstanding shares of Polypore's capital stock for a purchase price of approximately $847 million. Immediately after the closing of the acquisition, which took place on May 13, 2004, PP Acquisition merged with and into Polypore, Inc., with Polypore, Inc. as the surviving corporation. The acquisition was financed by an equity investment of $320.0 million by Warburg Pincus, the issuance by PP Acquisition of dollar and euro denominated senior subordinated notes due 2012 with net proceeds of approximately $396.8 million and the entry by PP Acquisition into dollar and euro denominated senior secured credit facilities with net proceeds paid at closing of approximately $402.8 million. As a result of the merger of PP Acquisition with and into Polypore, Polypore assumed, by operation of law, all rights and obligations under PP Acquisition's new senior subordinated notes and new credit facilities.

Tax sharing agreement

Polypore International, Inc., PP Holding Corporation, our wholly owned subsidiary, Polypore, Inc., our indirect wholly owned subsidiary, and the subsidiaries of Polypore, Inc. have entered into a tax sharing agreement. Under the terms of the tax sharing agreement, PP Holding, Polypore and each of our subsidiaries are obligated to make payments to us equal to the amount of the federal and state income taxes that such subsidiaries and their subsidiaries would have owed if we did not file our federal and state income tax returns on a consolidated or combined basis.

Management investments

In connection with the Transactions, Frank Nasisi, Lynn Amos, Stefan Geyler and Brad Reed purchased an aggregate of 385 Class A common units of PP Holding, LLC, one of our stockholders, for an aggregate purchase price of $385,000. Subsequent to the closing of the Transactions, Messrs. Nasisi, Amos and Reed acquired an additional 400 Class A common units for an aggregate purchase price of $400,000. The 785 Class A common units held by Messrs. Nasisi, Amos, Geyler and Reed represent approximately 1% of the outstanding membership interests of PP Holding, LLC. PP Holding, LLC will own approximately 60.16% of our outstanding common stock after giving effect to this offering. If PP Holding, LLC were to distribute the shares of our common stock held by it to the holders of Class A common units, Messrs. Nasisi, Amos, Geyler and Reed would receive 86,391, 94,244, 18,849 and 47,122 shares, respectively.

Operating agreement

In connection with the Transactions, Frank Nasisi, Lynn Amos, Stefan Geyler, Brad Reed (which we collectively refer to as the "management members"), Warburg Pincus and PP Holding, LLC entered into an operating agreement which will govern PP Holding, LLC.

The operating agreement provides that Warburg Pincus will be the managing members of PP Holding, LLC, which we refer to herein as the "managing members." Subject to certain customary exceptions, no management member may transfer any Class A common units or any interest therein unless the written consent of the managing members is obtained, and thereafter any proposed transfer by a management member will be subject to a right of first refusal running in favor of Warburg Pincus. The operating agreement provides that Warburg Pincus may transfer its Class A common units freely, provided that, in the event of certain types of transfers of Class A common units, the other members of PP Holding, LLC may participate in such transfers on a pro rata basis. The operating agreement further provides that, in the event of certain types of transfers by Warburg Pincus of our common stock directly owned by Warburg Pincus, PP Holding, LLC will have the right to, and the managing members will agree to cause PP Holding, LLC to, participate in such transfers on a pro rata basis and distribute the proceeds to the holders of Class A Common Units.

Pursuant to the terms of the operating agreement, without the consent of the management members, the managing members may authorize the issuance of additional Units, including Class A common units. In the event the managing members authorize the issuance of additional Units, under certain circumstances, the managing members may permit the other members to participate in such proposed issuance. In the event Warburg Pincus desires to transfer its Class A common units to persons who are not affiliates of Warburg Pincus or PP Holding, LLC, the operating agreement permits Warburg Pincus to cause the other members of PP Holding, LLC to transfer their Class A common units for the same consideration proposed to be received by Warburg Pincus.

Stockholders' agreement

In connection with the Transactions, our stockholders, Warburg Pincus and PP Holding, LLC entered into a stockholders' agreement which will govern the shares of our capital stock.

The stockholders' agreement provides that, subject to certain customary exceptions, in the event we propose to issue equity securities, Warburg Pincus and PP Holding, LLC are entitled to participate in such proposed issuance on a pro rata basis. Those participation rights, and certain other rights granted under the stockholders' agreement, will terminate automatically upon the closing of this offering. The stockholders agreement further provides that, for as long as Warburg Pincus beneficially owns at least 25% of the outstanding common stock, we must nominate and use our best efforts to have elected to our board of directors that number of individuals designated by Warburg Pincus that is equal to the greater of (i) the number of directors constituting the percentage of the total number of directors equal to Warburg Pincus's percentage ownership of Polypore International and (ii) three. For as long as Warburg Pincus beneficially owns at least 10% but less than 25% of the outstanding common stock, the Company will nominate and use its best efforts to have elected to the Board that number of individuals designated by Warburg Pincus that is equal to the greater of (i) the number of directors constituting the percentage of the total number of directors equal to Warburg Pincus's percentage ownership of Polypore International and (ii) two. For as long as Warburg Pincus beneficially owns at least 5% but less than 10% of the outstanding common stock, the Company will nominate and use its best efforts to have elected to the Board that number of individuals designated by Warburg Pincus that is equal to the greater of (i) the number of directors constituting the percentage of the total number of directors equal to Warburg Pincus's percentage ownership of Polypore International and (ii) one.

Stockholders' registration rights agreement

In connection with the Transactions, our stockholders and certain management investors entered into a stockholders' registration rights agreement pursuant to which granted such stockholders certain customary registration rights, including demand, piggy back and Form S-3 registration rights.

Transition services

In connection with the closing of the Transactions, our subsidiary, Polypore, Inc., entered into a transition services agreement with The InterTech Group, one of Polypore, Inc.'s former stockholders, pursuant to which InterTech will provide us with office space and certain administrative services for a period of up to two years from the closing of the Transactions. We will be permitted to terminate the agreement upon notice after December 31, 2004. We expect to make payments to InterTech under the agreement of approximately $596,000 during fiscal 2004. Prior to the closing of the Transactions, Polypore, Inc. leased the same office space and similar administrative services on a month to month basis, with no written agreement governing the relationship.

Certain United States tax considerations for
non-U.S. holders

The following is a general discussion of material U.S. federal income tax considerations regarding the ownership and disposition of shares of our common stock applicable to non-U.S. holders as of the date hereof. In general, a "non-U.S. holder" is any holder other than:

•
an individual who is a citizen or resident of the United States;

•
a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source;

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) if the trust was in existence on August 20, 1996, and has elected to continue to be treated as a U.S. person; or

•
a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

This discussion is based on current provisions of the Internal Revenue Code, Treasury regulations promulgated or proposed thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as partnerships, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies and certain U.S. expatriates). Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner of a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% on the gross amount of such dividends. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN (or any successor form) to us or our paying agent. Also, special rules apply to dividends received in connection with a trade or business carried on by a non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder provides certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), to the payor of the dividend. A non-U.S. holder generally will be subject to U.S. federal income tax on a net income basis (in the same manner as if the non-U.S. holder were a resident of the United States) with respect to any such effectively connected dividends. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on sale or other disposition of common stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

•
the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States (the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation);

•
the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States);

•
the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

•
we are or have been a "United States real property holding corporation," or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period.

We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market.

Backup withholding, information reporting and other reporting requirements

Generally, we must report annually to the Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption from backup withholding by properly certifying its non-U.S. status on an Internal Revenue Service Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a United States person.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective non-U.S. holder of shares of our common stock should consult his, her or its own tax advisor with respect to the federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of common stock.

Underwriting

J.P. Morgan Securities Inc. and UBS Securities LLC are acting as joint book running managers for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be offered in this offering. J.P. Morgan Securities Inc. and UBS Securities LLC are the representatives of the underwriters. Each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Name	Number of shares

J.P. Morgan Securities Inc.
UBS Securities LLC
Bear, Stearns & Co. Inc.
Credit Suisse First Boston LLC
Robert W. Baird & Co. Incorporated
William Blair & Company, L.L.C.

Total	20,000,000

The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and our independent auditors. The underwriters are committed, if they purchase any shares of common stock, to purchase all of the shares of the common stock offered by us, other than those shares covered by the overallotment option described below.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

In connection with this offering, certain of the underwriters and/or securities dealers may distribute prospectuses electronically. A prospectus in electronic format will be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on the websites maintained by other underwriters and one or more of the lead managers in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 3,000,000 shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportions as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' options to purchase additional shares.

Underwriting discounts and commissions

	Without overallotment exercise	With overallotment exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $                    .

The offering of the shares of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of this offering without notice. The underwriters reserve the right to reject an order for the purchase of shares of common stock in whole or in part.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

Persons participating in the offering may engage in transactions, including overallotments, syndicate covering transactions, stabilizing bids, or imposition of penalty bids, that may have the effect of stabilizing or maintaining above, or otherwise affecting, the market price of shares of common stock at a level from that which might otherwise prevail in the open market.

A syndicate covering transaction is a bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a syndicate short position incurred by the underwriters in connection with the offering. The underwriters may create a syndicate short position by making short sales of shares of common stock and may purchase shares of common stock on the open market to cover syndicate short positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales can be either covered or naked. Covered short sales are sales made in an amount not greater than the underwriters' overallotment option to purchase additional shares from us in the offering. Naked short sales are in excess of the overallotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. If the underwriters create a syndicate short position, they may choose to reduce or cover this position by either exercising all or part of the overallotment option to purchase additional shares of common stock from us or by engaging in syndicate covering transactions. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing securities in the open market. The underwriters must close out any naked short position by purchasing securities in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase securities through the overallotment option.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "penalty bid" is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Similar to other purchase activities, these activities may have the effect of preventing or retarding a decline in the market price of shares of common stock. As a result, the price of shares of common stock may be higher than the price that might otherwise exist in the open market.

One or more of the underwriters may facilitate the marketing of this offering online directly or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online and, depending upon the particular underwriter, place orders online or through their financial advisors. In addition, in connection with this offering certain of the underwriters or securities dealers may distribute prospectuses electronically.

At our request, the underwriters have reserved up to 30,000 shares, or .15% of our common stock offered by this prospectus, for sale under a directed share program to family members of certain of our officers and certain of our directors. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants which are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

We and our executive officers, directors and certain stockholders have agreed that, with limited exceptions, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, none of us will, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any shares of common stock or any of our securities which are substantially similar to the common stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or any such substantially similar securities or enter into any swap, option, future, forward or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock or any securities substantially similar to the common stock, other than pursuant to employee stock option plans existing on the date of this prospectus, without the prior written consent of J.P. Morgan Securities Inc. and UBS Securities LLC. J.P. Morgan Securities Inc. and UBS Securities LLC have informed us that there are currently no known circumstances under which they would consent to shareholders selling their shares prior to the expiration of the lock-up period. Any request for an early release from the lock-up period will be analyzed by J.P. Morgan Securities Inc. and UBS Securities LLC on a case-by-case basis depending on the facts and circumstances. Any such consideration will not be affected by J.P. Morgan Securities Inc.'s and UBS Securities LLC's ownership, if any, of our shares.

It is expected that delivery of the shares will be made to investors on or about                  , 2004.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representative and us. In determining the initial public offering price of our common stock, the representatives considered prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earnings prospectus, an overall assessment of our management, and the consideration of these factors in relation to market valuation of companies in related businesses.

From time to time in the ordinary course of their respective businesses, some of the underwriters and their affiliates may in the future engage in commercial banking and/or investment banking transactions with us and our affiliates. Affiliates of J.P. Morgan Securities Inc., UBS Securities LLC and Bear, Stearns & Co. Inc. are lenders under our existing senior secured credit facility. Affiliates of each of J.P. Morgan Securities Inc., UBS Securities LLC and Bear, Stearns & Co. Inc. each own approximately a 1% interest in Warburg Pincus Private Equity VIII, L.P. The underwriters have informed us that they do not intend to confirm sales to discretionary accounts in excess of 5% of the total number of shares of common stock offered by them.

We have been approved to list our common stock on the New York Stock Exchange, subject to official notice of issuance, under the symbol "PPO". In connection with this listing, the underwriters have undertaken to sell the shares of common stock to ensure that the NYSE distribution standards are met.

Legal matters

The validity of the shares of common stock being offered in this offering will be passed upon for us by Willkie Farr & Gallagher LLP, New York, New York. Certain partners of Willkie Farr & Gallagher LLP own in the aggregate less than 1% of the limited partnership interests of Warburg Pincus Private Equity VIII, L.P. Certain legal matters with respect to this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Polypore, Inc. at January 3, 2004 and December 28, 2002, and for each of the three years in the period ended January 3, 2004, and the balance sheet of Polypore International, Inc. at May 12, 2004, appearing in this prospectus and registration statement of which this prospectus is a part have been audited by Ernst & Young, LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the Securities and Exchange Commission, or SEC, under the Securities Act of 1933, as amended, a registration statement on Form S-1 relating to the common stock to be sold in the offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement, including the exhibits and schedules filed with the registration statements. You may inspect a copy of the registration statement and the exhibits and schedules filed with the registration statement without charge at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement may be obtained from such offices at prescribed rates. You may also obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0300. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, including Polypore International, Inc., that file electronically with the SEC.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. Our subsidiary, Celgard, LLC, maintains a website at www.polypore.net. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 with the SEC free of charge at this website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to this web address does not constitute incorporation by reference of the information contained in this site.

Index to financial statements

Report of Independent Registered Public Accounting Firm	F-2
Audited consolidated balance sheet of Polypore International, Inc. as of May 12, 2004	F-3
Notes to consolidated balance sheet of Polypore International, Inc.	F-4
Report of Independent Registered Public Accounting Firm	F-6
Audited consolidated balance sheets of Polypore, Inc. as of January 3, 2004 and December 28, 2002	F-7
Audited consolidated statements of income of Polypore, Inc. for the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001	F-8
Audited consolidated statements of shareholders' equity of Polypore, Inc. for the fiscal years ended January 3, 2004, December 28, 2002, December 29, 2001 and December 31, 2000	F-9
Audited consolidated statements of cash flows of Polypore, Inc. for the fiscal years ended January 3, 2004, December 28, 2002 and December 29, 2001	F-10
Notes to audited consolidated financial statements	F-11
Unaudited condensed consolidated balance sheets of Polypore, Inc. as of April 3, 2004 and January 3, 2004	F-47
Unaudited condensed consolidated statements of income of Polypore, Inc. for the three months ended April 3, 2004 and March 29, 2003	F-48
Unaudited condensed consolidated statements of cash flows of Polypore, Inc. for the three months ended April 3, 2004 and March 29, 2003	F-49
Notes to unaudited condensed consolidated financial statements	F-50

Report of Independent Registered Public Accounting Firm

The Board of Directors
Polypore International, Inc.

We have audited the accompanying balance sheet of Polypore International, Inc. as of May 12, 2004. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Polypore International, Inc. at May 12, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

June 3, 2004
Greenville, South Carolina

Polypore International, Inc.
Balance sheet

(in thousands)	May 12, 2004

Assets
Current assets:
Cash	$320,385

Total current assets	320,385

Total assets	$320,385

Liabilities and shareholders' equity
Series A nonconvertible preferred stock, $100,000 liquidation preference per share, $0.01 par value—authorized 15,000 shares, 1,500 shares issued and outstanding	$—
Paid-in capital	150,000
Shareholders' equity:
Common Stock, $0.01 par value—350,000 shares authorized, 170,385 issued and outstanding	2
Paid-in capital	170,383

170,385

Total liabilities and shareholders' equity	$320,385

See notes to financial statement

Polypore International, Inc.
Notes to balance sheet

1.    Accounting policies

Description of business

Polypore International, Inc. (the "Company") was established to become, as discussed in Note 4, the parent company of a leading worldwide manufacturer and marketer of microporous membranes for use in energy storage and separations applications. The Company will have subsidiaries that maintain a global presence with strategically located manufacturing facilities in the major geographic markets of North America, Western Europe and Asia.

Basis of presentation

The accompanying balance sheet of the Company has been prepared in accordance with U.S. generally accepted accounting principles. The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

2.    Commitments and contingencies

The Company may be subject to various claims and other matters arising out of the normal conduct of the Company's business. Management believes that based on present information, it is unlikely that a liability, if any, exists that would have a materially adverse effect on the financial position of the Company.

3.    Redeemable preferred stock and common stock

On May 12, 2004, the Company issued 1,500 shares of its Series A nonconvertible preferred stock ("Preferred Stock"). The holders of the Preferred Stock do not receive dividends. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock are entitled to receive a per share amount in cash equal to the stated value ($100,000) before any payments are made to the holders of common stock. The Company has the option to redeem shares of the Preferred Stock at a price per share equal to the stated value as of the date of such redemption. In addition, the Company is required to redeem the Preferred Stock in the event of an initial public offering or change in control, as defined, for cash at a price per share equal to the stated value.

4.    Subsequent event

On May 13, 2004, the Company acquired 100% of the outstanding common stock of PP Holding Corporation and its wholly owned subsidiary, PP Acquisition Corporation ("PP Acquisition"), for $320,385,000 in cash. On May 13, 2004, PP Acquisition purchased the outstanding capital stock of Polypore, Inc. ("Polypore"). At the time of closing of the acquisition, PP Acquisition merged with and into Polypore, Inc., with Polypore, Inc. as the surviving entity.

Polypore International, Inc.
Notes to balance sheet

The acquisition was accounted for by the purchase method. The purchase price was allocated to the underlying assets based on tentative estimates of their respective fair values at the date of acquisition. The pro forma balance sheet as of April 3, 2004, which represents the latest available information, is as follows:

(in millions)	April 3, 2004

Assets
Total current assets	$192.7
Property, plant and equipment, net	477.8
Intangibles, net	276.5
Goodwill	522.5
Other assets	19.1

Total assets	$1,488.6

Liabilities and shareholders' equity
Total current liabilities	$65.8
Debt, less current portion	822.6
Deferred income taxes and other	184.9
Other liabilities	71.3
Series A nonconvertible preferred stock	150.0
Shareholders' equity	194.0

Total liabilities and shareholders' equity	$1,488.6

Pro forma intangible assets as of April 3, 2004 are as follows:

(in millions)	Estimated useful life	Amount

Intangible assets
Customer relationships	10-20 years	$198.0
Technology and patents	8 years	36.9
Loan acquisition costs	7-8 years	19.0
Trade names	Indefinite	11.7
Supply agreement	5 years	10.0
Internally developed software	1–5 years	0.9

		$276.5

In connection with the acquisition, Polypore obtained borrowings under a new senior secured credit facility and through the issuance of senior subordinated notes.

On June 4, 2004, the Company will issue 1,036 additional shares of common stock for $1,036,000.

Report of Independent Registered Public Accounting Firm

The Board of Directors
Polypore, Inc.

We have audited the accompanying consolidated balance sheets of Polypore, Inc., as of January 3, 2004 and December 28, 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Polypore, Inc. at January 3, 2004 and December 28, 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 3, 2004 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets and in 2001, the Company changed its method of accounting for derivative financial instruments.

/s/ ERNST & YOUNG LLP

February 25, 2004, except for Note 18
  as to which the date
  is May 13, 2004
Greenville, South Carolina

Polypore, Inc.
Consolidated balance sheets

(in thousands, except share data)	January 3, 2004	December 28, 2002

Assets
Current assets:
Cash and equivalents	$ 20,063	$ 24,606
Accounts receivable, net	89,471	67,647
Inventories	60,941	47,533
Prepaid and other	6,251	6,173
Due from affiliate	5,212	4,711

Total current assets	181,938	150,670
Property, plant and equipment, net	480,602	424,082
Intangibles, loan acquisition and other costs, net	17,735	21,797
Goodwill	32,200	31,622
Environmental indemnification receivable	17,183	3,878
Other	984	1,096

Total assets	$730,642	$633,145

Liabilities and shareholders' equity
Current liabilities:
Revolving credit obligations	$ 10,000	$ —
Accounts payable	20,966	23,349
Accrued liabilities	40,644	35,623
Income taxes payable	5,769	3,744
Current portion of debt	23,609	34,978

Total current liabilities	100,988	97,694
Debt, less current portion	250,519	276,070
Pension and postretirement benefits	37,209	28,519
Post employment benefits	13,808	7,408
Environmental reserve—non-current	22,661	14,941
Deferred income taxes and other	99,479	95,967
Commitments and contingencies
Redeemable Preferred Stock:
Class A, 8% Senior Cumulative, non-voting, $.01 par value (liquidation value of $1,000 per share)—authorized 20,000 shares, 14,000 shares issued and outstanding	—	—
Class B-1, 8% Junior Cumulative Convertible Preferred Stock, $.01 par value (liquidation value of $100 per share)—authorized 10,000 shares, no shares issued and outstanding	—	—
Class B-2, 8% Junior Cumulative Convertible Preferred Stock, $.01 par value (liquidation value of $100 per share)—authorized 5,000 shares, no shares issued and outstanding	—	—
Class C, 13% Senior Cumulative Redeemable Preferred Stock, $.01 par value (liquidation value of $1,000 per share)—authorized 40,000 shares, no shares issued and outstanding	—	—
Paid-in capital	14,000	14,000
Cumulative dividends payable	2,221	961

	16,221	14,961
Shareholders' equity:
Class A Common Stock, $.01 par value—authorized 250,000 shares, 141,292 shares issued and outstanding	1	1
Class B Non-Voting Common Stock, $.01 par value—authorized 50,000 shares, 6,040 shares issued and outstanding	—	—
Class C Non-Voting Common Stock, $.01 par value—authorized 25,000 shares, 7,754 shares issued and outstanding	1	1
Paid-in capital	1,718	1,718
Retained earnings	124,519	80,466
Accumulated other comprehensive income	63,518	15,399

	189,757	97,585

Total liabilities and shareholders' equity	$730,642	$633,145

See accompanying notes.

Polypore, Inc.
Consolidated statements of income

(In thousands, except per share data)	Year ended January 3, 2004	Year ended December 28, 2002	Year ended December 29, 2001

Net sales	$441,076	$345,432	$245,718
Cost of goods sold	285,631	243,383	154,415

Gross profit	155,445	102,049	91,303
Selling, general and administrative expenses	69,684	48,866	33,482

Operating income	85,761	53,183	57,821
Other (income) expense:
Interest expense, net	21,521	20,862	14,125
Foreign currency and other	2,433	1,545	965
Unrealized (gain) loss on derivative instrument	(2,287)	2,542	3,099

	21,667	24,949	18,189

Income before income taxes and cumulative effect of change in accounting principle	64,094	28,234	39,632
Income taxes	18,781	11,388	16,003

Income before cumulative effect of change in accounting principle	45,313	16,846	23,629
Cumulative effect of change in accounting principle, net of income taxes	—	—	(1,199)

Net income	45,313	16,846	22,430
Redeemable preferred stock dividends	(1,260)	(1,735)	(4,528)
Redemption premium on Class C preferred stock	—	(2,600)	—

Net income applicable to common stock	$44,053	$12,511	$17,902

Net income per common share—basic:
Income before cumulative effect of change in accounting principle	$284.06	$84.19	$162.61
Cumulative effect of change in accounting principle, net of income taxes	—	—	(10.21)

Net income per common share—basic	$284.06	$84.19	$152.40

Net income per common share—diluted:
Income before cumulative effect of change in accounting principle	$284.06	$80.67	$123.39
Cumulative effect of change in accounting principle, net of income taxes	—	—	(7.73)

Net income per common share—diluted	$284.06	$80.67	$115.66

See accompanying notes.

Polypore, Inc.
Consolidated statements of shareholders' equity

(in thousands, except per share data)	Common stock	Paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total	Comprehensive income (loss)

Balance at December 31, 2000	$—	$719	$50,053	$(6,104)	$44,668
Net income for the year ended December 29, 2001	—	—	22,430	—	22,430	$22,430
Foreign currency translation adjustment, net of income tax benefit of $1,486	—	—	—	(3,018)	(3,018)	(3,018)
Conversion of Class B-1 & Class B-2 Preferred Stock to Class A Common Stock and Class B Non-Voting Common Stock, respectively	1	999	—	—	1,000	—
Cumulative dividends on Class A Preferred Stock—$122.04 per share	—	—	(1,709)	—	(1,709)	—
Cumulative dividends on Class B-1 Preferred Stock—$3.62 per share	—	—	(27)	—	(27)	—
Cumulative dividends on Class B-2 Preferred Stock—$3.62 per share	—	—	(9)	—	(9)	—
Cumulative dividends on Class C Preferred Stock—$139.15 per share	—	—	(2,783)	—	(2,783)	—

Balance at December 29, 2001	1	1,718	67,955	(9,122)	60,552
Comprehensive income for the year ended December 29, 2001						$19,412

Net income for the year ended December 28, 2002	—	—	16,846	—	16,846	$16,846
Foreign currency translation adjustment, net of income tax benefit of $7,585	—	—	—	24,521	24,521	24,521
Issuance of Class C Non-Voting Common Stock in connection with exercise of stock purchase warrant	1	—	—	—	1	—
Redemption premium on Class C Preferred Stock	—	—	(2,600)	—	(2,600)	—
Cumulative dividends on Class A Preferred Stock—$89.68 per share	—	—	(1,256)	—	(1,256)	—
Cumulative dividends on Class C Preferred Stock—$23.96 per share	—	—	(479)	—	(479)	—

Balance at December 28, 2002	2	1,718	80,466	15,399	97,585
Comprehensive income for the year ended December 28, 2002						$41,367

Net income for the year ended January 3, 2004	—	—	45,313	—	45,313	$45,313
Foreign currency translation adjustment, net of income tax expense of $520	—	—	—	49,914	49,914	49,914
Foreign currency translation gains reclassified into earnings from other comprehensive income, net of income tax benefit of $524	—	—	—	(1,456)	(1,456)	(1,456)
Additional minimum pension liability, net of income tax benefit of $225	—	—	—	(339)	(339)	(339)
Cumulative dividends on Class A Preferred Stock—$90.01 per share	—	—	(1,260)	—	(1,260)	—

Balance at January 3, 2004	$2	$1,718	$124,519	$63,518	$189,757

Comprehensive income for the year ended at January 3, 2004						$93,432

See accompanying notes.

Polypore, Inc.
Consolidated statements of cash flows

(in thousands)	Year ended January 3, 2004	Year ended December 28, 2002	Year ended December 29, 2001

Operating activities
Net income	$45,313	$16,846	$22,430
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	—	1,199
Depreciation expense	36,222	28,098	12,562
Amortization expense	2,471	2,669	4,169
Foreign currency and other	1,265	1,545	(34)
Unrealized (gain) loss on derivative instrument	(2,287)	2,542	3,099
Deferred income taxes	(2,711)	773	5,119
Changes in operating assets and liabilities:
Accounts receivable	(14,528)	9,790	(14,893)
Inventories	(6,790)	(6,432)	(8,745)
Prepaid and other current assets	(293)	(1,543)	4,598
Accounts payable and accrued liabilities	(1,185)	24,108	(2,054)
Other, net	(1,006)	5,074	1,953

Net cash provided by operating activities	56,471	83,470	29,403
Investing activities
Purchases of property, plant and equipment	(33,797)	(28,785)	(26,318)
Acquisitions, net of cash acquired	—	(112,624)	(10,199)

Net cash used in investing activities	(33,797)	(141,409)	(36,517)
Financing activities
Proceeds from debt	1,738	161,896	1,160
Principal payments on debt	(39,756)	(18,543)	(15,442)
Payments on the revolving credit agreement	(5,500)	(21,500)	(3,000)
Borrowings on the revolving credit agreement	15,500	1,500	23,000
Loan acquisition costs	(311)	(4,139)	—
Redemption of redeemable preferred stock	—	(22,600)	—
Payment of dividends	—	(13,563)	(1,801)

Net cash (used in) provided by financing activities	(28,329)	83,051	3,917
Effect of exchange rate changes on cash and cash equivalents	1,112	(14,046)	215

Net (decrease) increase in cash and equivalents	(4,543)	11,066	(2,982)
Cash and equivalents at beginning of year	24,606	13,540	16,522

Cash and equivalents at end of year	$20,063	$24,606	$13,540

Supplemental cash flow information
Cash paid for interest	$26,931	$18,046	$12,112
Cash paid for income taxes	21,852	10,817	10,322
Supplemental non-cash financing activities
Unpaid dividends on preferred stock	1,260	961	2,727
Accrued interest converted to debt	592	683	1,072
Acquisitions
Fair value of assets acquired	—	217,800	20,772
Liabilities assumed and incurred	—	100,794	10,573
Cash paid	—	117,006	10,199

See accompanying notes.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

1. Accounting policies

Description of business

Polypore, Inc. (the "Company") is a leading worldwide manufacturer and marketer of microporous membranes for use in energy storage and separations applications. The Company has a global presence in the major geographic markets of North America, Western Europe and Asia.

Refer to Note 18 for a discussion of changes to the Company's capital and debt structure.

Basis of presentation and use of estimates

The accompanying consolidated financial statements of the Company are prepared on the basis of generally accepted accounting principles in the United States and include the accounts of the Company and its subsidiaries. All material intercompany accounts are eliminated in consolidation. Certain amounts previously presented in the consolidated financial statements for prior periods have been reclassified to conform to current classifications. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounting period

The Company's fiscal year is the 52 or 53-week period ending the Saturday nearest to December 31. The fiscal year ending January 3, 2004 included 53 weeks and the fiscal years ending December 28, 2002 and December 29, 2001 included 52 weeks.

Revenue recognition

Revenue from product sales is recognized at the time ownership of goods transfers to the customer and the earning process is complete. Amounts billed to customers for shipping and handling are recorded in "Net sales" in the accompanying statement of income. Shipping and handling costs incurred by the Company for the delivery of goods to customers are included in "Cost of goods sold" in the accompanying statement of income. Sales returns and allowances are recorded as a reduction of revenue at the time such returns and allowances are identified. Product returns and warranty expenses for the fiscal year ending January 3, 2004 were not material.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting. As of January 3, 2004 and December 28, 2002, inventories consist of the following:

(in thousands)	2003	2002

Raw materials	$20,179	$15,526
Work-in-process	9,230	7,161
Finished goods	31,532	24,846

Total	$60,941	$47,533

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets. The estimated useful lives established for buildings and land improvements range from 20 to 39.5 years and the estimated useful lives established for machinery and equipment range from 5 to 15 years.

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement No.144, Accounting for the Impairment or Disposal of Long-Lived Assets ("FAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company adopted FAS 144 as of December 30, 2001. The adoption of FAS 144 did not have an impact on the Company's financial statements.

Goodwill and other intangible assets

In June 2001, the FASB issued Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142"), effective for fiscal years beginning after December 15, 2001. Under FAS 142, goodwill is no longer amortized, but is subject to an annual impairment test. Other intangible assets continue to be amortized over their estimated useful lives.

The Company applied the FAS 142 rules in accounting for goodwill and other intangible assets in the first quarter of 2002. The application of the non-amortization provisions of FAS 142 resulted in a decrease in amortization expense of approximately $1,487,000 in 2003 and 2002.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

The effect of not amortizing goodwill on net income is as follows:

	For the year ended
(in thousands, except per share data)	2003	2002	2001

Reported net income	$45,313	$16,846	$22,430
Add back: Goodwill amortization, net of applicable income taxes	—	—	918

Adjusted net income	$45,313	$16,846	$23,348

Basic earnings per share:
Reported net income	$284.06	$84.19	$152.40
Goodwill amortization, net of applicable income taxes	—	—	7.81

Adjusted net income	$284.06	$84.19	$160.21

Diluted earnings per share:
Reported net income	$284.06	$80.67	$115.66
Goodwill amortization, net of applicable income taxes	—	—	5.92

Adjusted net income	$284.06	$80.67	$121.58

Goodwill is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of goodwill is its new accounting basis. The Company performed its annual impairment test in 2003 and concluded that none of its goodwill was impaired.

Other intangible assets include a supply agreement and loan acquisition costs. In connection with the acquisition of a manufacturing facility in 1999, the Company entered into a 10-year supply agreement with the seller. The amount assigned to the supply agreement represents the estimated fair value which is amortized over the life of the supply agreement. The carrying value of the supply agreement is reviewed on a regular basis for the existence of facts or circumstances, both internal and external, that suggest impairment. The Company determines if the carrying amount of the supply agreement is impaired based on anticipated undiscounted cash flows before interest and income taxes. In the event of an impairment, a loss is recognized based on the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows before interest and income taxes, discounted at a rate commensurate with the risk involved.

Loan acquisition costs are amortized over the term of the related debt. Amortization expense for loan acquisition costs is classified as interest expense.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Research and development

The cost of research and development by the Company is charged to expense as incurred and is included in selling, general and administrative expenses in the consolidated statements of income. The Company incurred approximately $13,397,000, $10,709,000 and $6,912,000 of research and development expense during 2003, 2002, and 2001, respectively.

Income taxes

The provision for income taxes and corresponding balance sheet accounts are determined in accordance with Statement No. 109, Accounting for Income Taxes ("FAS 109"). Under FAS 109, the deferred tax liabilities and assets are determined based on temporary differences between the basis of certain assets and liabilities for income taxes and financial reporting purposes. A valuation allowance is recognized if it is more likely than not that a portion of the deferred tax assets will not be realized in the future.

Foreign currency translation

The local currencies of the Company's foreign subsidiaries are the functional currencies in accordance with FASB Statement No. 52, Foreign Currency Translation ("FAS 52"). Assets and liabilities of the Company's foreign subsidiaries are translated into United States dollars at current exchange rates and resulting translation adjustments are reported in accumulated other comprehensive income. Income statement amounts are translated at weighted average exchange rates prevailing during the period. Transaction gains and losses are included in the determination of net income.

The Company's credit facility provides for revolving credit borrowings of up to $15,000,000 by its French subsidiaries, of which $10,000,000 was outstanding at January 3, 2004. Accordingly, the Company is exposed to foreign currency rate fluctuations for the U.S. dollar denominated borrowings. The Company also has intercompany debt with foreign subsidiaries. Prior to December 30, 2003, the intercompany U.S. dollar denominated debt with the Company's French subsidiary was considered permanently invested in accordance with FAS 52. On December 30, 2003, the French subsidiary repaid the intercompany U.S. dollar denominated debt in accordance with an internal French tax reorganization. Prior to settlement of the permanently invested intercompany debt, re-measurement gains and losses, net of income taxes, were reported in accumulated other comprehensive income (loss), as permitted by FAS 52. Upon settlement, the Company recognized approximately $1,456,000, net of applicable income taxes, of foreign currency gains that were previously recorded in other comprehensive income.

Net income per share

Basic earnings per common share are based on the weighted-average number of common shares outstanding in each year and after preferred stock dividend requirements. Diluted earnings per common share assume that any dilutive convertible preferred shares outstanding at the beginning of each year were converted at those dates, with preferred stock dividend requirements and outstanding common shares adjusted accordingly. It also assumes that outstanding common shares were increased by shares issuable by exercise of stock warrants.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Accounts receivable and concentrations of credit risk

Accounts receivable potentially expose the Company to concentrations of credit risk, as defined by Statement No. 105, Disclosure of Information about Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentration of Credit Risk. The Company provides credit in the normal course of business and performs ongoing credit evaluations on certain of its customers' financial condition, but generally does not require collateral to support such receivables. Accounts receivable, net of allowance for doubtful accounts, are carried at cost, which approximates fair value. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The allowance for doubtful accounts was $5,324,000 and $3,059,000 at January 3, 2004 and December 28, 2002, respectively, which management believes is adequate to provide for credit losses in the normal course of business, as well as losses for customers who filed for protection under bankruptcy law. The Company charges accounts receivables off against its allowance for doubtful accounts when it deems them to be uncollectible on a specific identification basis. Exide Corporation ("Exide"), a customer of the Company's energy storage segment, accounted for approximately 16%, 19%, and 29% of the Company's sales in 2003, 2002 and 2001, respectively. During 2002, Exide filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code and began operating their business as debtors-in-possession. The Company collected all pre-petition amounts due from Exide in 2003.

Derivatives

The Company accounts for derivative instruments in accordance with FASB Statement No. 133, as amended, Accounting for Derivatives and Hedging Activity ("FAS 133"). Under FAS 133, all derivative instruments are recorded at fair value on the balance sheet and all changes in fair value are recorded to earnings or to shareholders' equity through other comprehensive income.

The Company uses derivative financial instruments to manage interest rate risk and does not use derivatives for trading purposes. The Company enters into derivative financial instruments with high credit quality counterparties and has not experienced any credit losses on derivatives during the three-year period ended January 3, 2004.

In March 2000, the Company entered into an interest rate hedge agreement with a major U.S. bank as required under the Company's credit facilities. The hedge agreement contained a collar that provided a ceiling and a floor interest rate above or below which the Company's interest rate on the hedged portion of the term debt would not vary. Upon adoption of FAS 133 in 2001, the Company determined the interest rate hedge agreement did not qualify for hedge accounting treatment as defined in FAS 133. Accordingly, the fair value of the financial instrument was recorded in the financial statements and subsequent changes in fair value were recorded in earnings in the period of change. As a result of the adoption of FAS 133, the Company recorded a charge to earnings for the cumulative effect of a change in accounting principle, net of applicable income taxes, of approximately $1,199,000. At December 28, 2002, the fair value of the interest rate hedge agreement was approximately $7,639,000 and was included in accrued liabilities. During 2002 and 2001, the three-month LIBOR rate fell below

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

the floor rate in the collar agreement and the Company made payments (recorded as incremental interest expense) to the bank of approximately $2,639,000 and $1,100,000, respectively.

On December 31, 2002, the interest rate hedge agreement expired and the bank exercised its option to enter into a swap agreement. The swap agreement effectively converts the Company's variable interest rate on $57,225,000 of its term debt to a fixed rate of 6.55% until December 29, 2006. The swap agreement does not qualify for hedge accounting treatment as defined in FAS 133. Accordingly, the fair value of the financial instrument is recorded as a liability in the financial statements and subsequent changes in fair value are recorded in earnings in the period of change. At January 3, 2004, the fair value of the swap agreement was approximately $5,351,000 and is included in accrued liabilities. During 2003, the Company made payments (recorded as incremental interest expense) to the bank of $4,028,000 representing the difference between the fixed interest rate on the swap and the variable interest rate paid on the debt.

Refer to Note 18 for a discussion of changes to the Company's debt structure.

Fair value of financial instruments

The carrying values of all of the Company's financial instruments approximate their fair values. Fair value of the Company's long-term debt was estimated using a discounted cash flow analysis considering interest rates at those dates for issuance of financial instruments with similar terms and remaining maturities.

Other accounting pronouncements

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("FAS 150"). FAS 150 clarifies the definition of a liability, as currently defined under FASB Concepts Statement No. 6, Elements of Financial Statements, as well as other items. The statement requires that financial instruments that embody an obligation of an issuer be classified as a liability. Furthermore, the standard provides guidance for the initial and subsequent measurement as well as disclosure requirements of these financial instruments. FAS 150 is effective for financial instruments entered into after May 31, 2003. The adoption of this statement did not have a material effect on the Company's financial position or results from operations. The Company's current capital structure includes redeemable preferred stock that is not classified as a component of shareholders' equity in the accompanying consolidated balance sheet. Refer to Note 13 for a discussion of the Company's current capital structure and Note 18 for a discussion of the changes to the current capital structure.

In April 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities ("FAS 149"). This statement amends and clarifies the financial accounting and reporting requirements, as were originally established in FAS 133, for derivative instruments and hedging activities. FAS 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

accounted for consistently. This statement is effective for contracts entered into or modified after June 30, 2003, as well as for hedging relationships designated after June 30, 2003, excluding certain implementation issues that were effective prior to this date under FAS 133. The adoption of this statement did not have an impact on the Company's financial position or results from operations.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). This interpretation defines when a business enterprise must consolidate a variable interest entity. This interpretation applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to entities in which an enterprise holds a variable interest that was acquired before February 1, 2003. The adoption of this interpretation did not have an impact on the Company's financial position or results of operations as the Company does not have any variable interest entities.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others ("FIN 45"). This interpretation requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also enhances a guarantor's disclosure requirements to be made in its interim and annual financial statements about its obligations under certain guarantees it has issued. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have an impact on the Company's financial position or results of operations.

In April 2002, the FASB issued Statement No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("FAS 145"), effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement clarifies several accounting issues including the classification of gains and losses from the early extinguishment of debt and lease modifications that should be accounted for in a manner similar to a sales-leaseback transaction. The adoption of this statement did not have an impact on the Company's financial position or results of operations.

In June 2001, the FASB issued Statement No. 141, Business Combinations ("FAS 141"). FAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. FAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. The application of FAS 141 did not have an impact on the Company's financial position or the results of operations.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

2. Acquisitions

On February 28, 2002, the Company acquired 100% of the outstanding shares of Membrana GmbH ("Membrana") from Acordis A.G. The results of Membrana's operations have been included in the consolidated financial statements since that date. The purchase of Membrana supports the Company's strategy of building its technology base and expanding its market position in the separations media segment.

The aggregate purchase price, including acquisition related costs, was approximately $117,006,000 in cash. The acquisition was accounted for by the purchase method. The purchase price was allocated to the underlying assets based on tentative estimates of their respective fair values at the date of acquisition during 2002. During 2003, the purchase price allocation was finalized and the fair value of assets purchased, as adjusted, exceeded the purchase price by approximately $9,868,000. Such amount has been allocated as an adjustment to property, plant and equipment.

In connection with the acquisition of Membrana, the Company established a headcount reduction plan of 57 corporate and manufacturing employees at Membrana ("Social Plan"). During 2003, the Social Plan was approved by the appropriate employee representatives, as required by German law. The total cost of the Social Plan at the acquisition date was $3,163,000, of which $1,099,000 was outstanding at January 3, 2004. The Company currently expects that remaining payments under the Social Plan will be made during 2004.

The following table summarizes the unaudited, consolidated pro forma results of operations of the Company, as if the Membrana acquisition had occurred on the first day of each period presented. The information provided in this table does not include the results of a business acquired during 2001 for approximately $10,200,000 and the assumption of approximately $5,900,000 in debt. The pro forma effects of this acquisition are not considered material to the consolidated pro forma results of operations for 2001 as provided in the table below.

(in thousands, except per share data)	2002	2001

Net sales	$362,832	$343,798
Operating income	54,922	71,820
Net income	16,970	31,499
Net income per common share—basic	85.02	229.60
Net income per common share—diluted	81.47	174.14

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

3. Property, plant and equipment

Property, plant and equipment consists of:

(in thousands)	2003	2002

Cost:
Land	$15,005	$12,895
Buildings and land improvements	121,194	108,838
Machinery and equipment	449,408	362,474
Construction in progress	29,764	27,142

	615,371	511,349
Less accumulated depreciation	(134,769)	(87,267)

	$480,602	$424,082

4. Intangibles, loan acquisition and other costs

Intangibles, loan acquisition and other costs at January 3, 2004 and December 28, 2002 are as follows:

	2003		2002
(in thousands)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization

Supply agreement	$19,818	$8,067	$19,818	$6,056
Loan acquisition costs and other	13,858	7,874	13,057	5,022

Total	$33,676	$15,941	$32,875	$11,078

Amortization expense, including amortization of loan acquisition costs classified as interest expense, was $4,162,000, $4,034,000 and $3,625,000 in 2003, 2002 and 2001, respectively. The Company's estimate of amortization expense for the five succeeding years is as follows: 2004—$4,347,000; 2005—$4,235,000; 2006—$2,926,000; 2007—$2,756,000; and 2008—$2,456,000.

Refer to Note 18 for a discussion of changes to the Company's debt structure.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

5. Goodwill

Goodwill is included in the Company's energy storage segment. The changes in carrying amount of goodwill for the year ended January 3, 2004 are as follows (in thousands):

(in thousands)

Balance as of December 30, 2001	$35,016
Foreign currency translation adjustment	930
Deferred tax adjustment	(4,324)

Balance as of December 28, 2002	31,622
Foreign currency translation adjustment	578

Balance as of January 3, 2004	$32,200

During 2002, goodwill and deferred taxes were adjusted by $4,324,000 to reflect the final adjustment of the tax basis of acquired assets and liabilities from the 1997 acquisition. The adjustment was recorded in accordance with FAS 109.

During 2001, amortization expense related to goodwill was $1,487,000. As discussed in Note 1, the Company ceased amortization of goodwill at the beginning of fiscal 2002 in accordance with FAS 142.

6. Accrued liabilities

Accrued liabilities consist of:

(in thousands)	2003	2002

Salaries, wages and other fringe benefits	$16,154	$11,699
Fair value of financial instrument	5,351	7,639
Current portion of social plan	1,099	2,761
Current portion of environmental reserve	4,873	2,045
Taxes other than income	3,465	1,433
Other	9,702	10,046

	$40,644	$35,623

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

7. Debt

Debt, in order of priority, consists of:

(in thousands)	2003	2002

Senior credit facilities:
Revolving credit facility	$10,000	$—
Term loans	266,645	287,035
Seller note	—	18,024
Other	7,483	5,989

	284,128	311,048
Less current maturities	33,609	34,978

Long-term debt	$250,519	$276,070

The Company's Credit Agreement, as amended, provides for revolving credit loans of up to $40,000,000, of which $10,000,000 was outstanding at January 3, 2004. Commitment fees are generally equal to a percentage of the daily unused amount of such commitment and are payable on a quarterly basis. Interest rates on the revolving credit loans are determined by the type of loan issued, either the agent's base rate or Eurodollar base rate plus a margin, as specified in the Credit Agreement. Interest rates on the revolving credit facility were approximately 4.4% at January 3, 2004. Subject to certain terms and conditions, $7,500,000 of the credit facility may be used for letters of credit. The Company had $30,000,000 of unused commitments under the credit facility and no letters of credit outstanding at January 3, 2004. The revolving credit facility expires December 31, 2005.

The Credit Agreement provides for Tranche A Term Loans of $80,000,000, Tranche B Term Loans of $80,000,000 and Tranche C Loans of $160,000,000 (collectively "Term Loans"). Quarterly repayments of the Term Loans began on September 30, 2000 and will continue until December 30, 2005 for Tranche A, December 30, 2006 for Tranche B and December 31, 2007 for Tranche C. The Term Loans bear interest at either the agent's base rate or Eurodollar base rate plus a margin, as specified in the amended Credit Agreement. At January 3, 2004, interest rates applicable to the Term Loans ranged from approximately 4.4% to 5.4%.

On February 28, 2002, the Credit Agreement was amended for the issuance of $160,000,000 in Tranche C Term Loans to consummate the acquisition of Membrana, redeem Class C Preferred Stock, pay accrued dividends and reduce outstanding indebtedness under the revolving credit facility.

The Company has the right to prepay any borrowings in whole or in part, subject to certain requirements. In addition, the Company is subject to mandatory prepayment requirements based upon certain events. The Company is also required to make an additional principal payment from its excess cash flow, as defined in the Credit Agreement, when financial results exceed defined levels. At January 3, 2004, the Company is not required to make an excess cash flow payment.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

All indebtedness under the Credit Agreement is guaranteed by the Company and its subsidiaries and secured by substantially all assets. Borrowings under the Credit Agreement are subject to covenants customary for financings of this type to include maximum leverage, interest coverage, and limitations on capital spending. The Company may not pay dividends on its common stock. The Company was in compliance with all financial covenants as of January 3, 2004.

Minimum scheduled principal repayments of debt are as follows:

(in thousands)

2004	$33,609
2005	22,145
2006	74,528
2007	153,271
2008	575

$284,128

In connection with an acquisition in 1999, the seller provided $15,000,000 in the form of a note ("Seller Note") to the Company. Interest on the Seller Note accrued at the lesser of 9% per annum or a rate which approximates the LIBOR rate plus a margin; however, cash payments of interest were not required and interest was converted to principal. The Seller Note balance, including unpaid interest converted to principal, of approximately $18,616,000 was paid in full on December 15, 2003.

Refer to Note 18 for a discussion of changes to the Company's debt structure.

8. Commitments and contingencies

Leases

The Company leases certain equipment and facilities under operating leases. Rent expense was $3,962,000, $3,331,000 and $3,859,000 in 2003, 2002, and 2001, respectively. The approximate gross minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at January 3, 2004 are:

(in thousands)

2004	$5,593
2005	5,154
2006	2,248
2007	2,152
2008	2,002
Thereafter	3,082

$20,231

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Property

The Company purchased the assets of the Grace Battery Separators Business of W. R. Grace ("Grace") pursuant to an agreement dated November 18, 1994 (the "Sale Agreement"). The Company may be obligated to purchase the facilities retained by Grace in Germany under a put option agreement ancillary to the Sale Agreement. The put option is exercisable through November 18, 2004. Before exercising its put, Grace must market the property for a period of at least one year but fail to produce an acceptable buyer. The price at which the balance of the property may be put to the Company will be the net book value determined in accordance with accounting principles generally accepted in the United States, but stated in Deutsche Marks ("DM"). The net book value of such property at January 3, 2004 was not determinable by the Company. The net book value at November 18, 1994 (date of the sale agreement) was 13,156,000 DM, which is equivalent to approximately $8,496,000 U.S. dollars at January 3, 2004.

Raw materials

The Company employs a global purchasing strategy to achieve pricing leverage on its purchases of major raw materials. Accordingly, the Company purchases the majority of each type of raw material from one primary supplier with additional suppliers having been qualified to supply the Company if an interruption in supply were to occur. The Company believes that alternative sources of raw materials are readily available and the loss of any particular supplier would not have a material impact on the results of the Company's operations. However, the loss of raw material supply sources could, in the short term, adversely affect the Company's business until alternative supply arrangements were secured.

Collective bargaining agreements

At January 3, 2004, the Company had approximately 2,000 employees worldwide. Approximately 250 employees are represented by labor unions in the United States, which have entered into separate collective bargaining agreements with the Company. None of the Company's labor force is covered by collective bargaining agreements that will expire within one year.

Other

The Company is from time to time subject to various claims and other matters arising out of the normal conduct of the Company's business. Management believes that based on present information, it is unlikely that a liability, if any, exists that would have a materially adverse effect on the consolidated operating results or financial position of the Company.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

9. Income taxes

Significant components of deferred tax assets and liabilities as of January 3, 2004 and December 28, 2002 are as follows:

(in thousands)	2003	2002

Deferred tax assets:
Pension and postretirement benefits	$10,972	$6,611
Vacation pay	556	542
Unrealized loss on derivative instrument	2,035	2,904
Foreign tax credits	—	1,395
Net operating loss carryforwards	470	2,107
Environmental reserve	3,681	4,723
Other	4,779	3,723

Total deferred tax assets	22,493	22,005
Valuation allowance	(484)	(3,519)

Net deferred tax assets	22,009	18,486
Deferred tax liabilities:
Property, plant and equipment	(113,181)	(99,245)
Foreign currency translation	—	(4,585)
Other	(6,647)	(7,880)

Total deferred tax liabilities	(119,828)	(111,710)

Net deferred taxes	$(97,819)	$(93,224)

The valuation allowance decreased $3,035,000 in 2003 due to the utilization and expiration of foreign tax credits that were previously considered to be unrealizable and the utilization of foreign net operating losses.

Deferred taxes are reflected in the balance sheet as follows:

(in thousands)	2003	2002

Current deferred tax asset	$298	$448
Non-current deferred tax liability	(98,117)	(93,672)

Net deferred taxes	$(97,819)	$(93,224)

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

For financial reporting purposes, income before income taxes and cumulative effect of change in accounting principal includes the following components:

(in thousands)	2003	2002	2001

Pretax income:
United States	$27,918	$6,004	$29,805
Foreign	36,176	22,230	9,827

	$64,094	$28,234	$39,632

Income tax expense consisted of the following:

(in thousands)	2003	2002	2001

Current:
U.S. taxes on domestic income	$4,854	$1,792	$7,630
Foreign taxes on U.S. income	104	93	78
Foreign taxes	15,665	8,770	3,176

Total current	20,623	10,655	10,884
Deferred:
U.S. taxes on domestic income	2,777	2,963	4,247
Foreign taxes	(4,619)	(2,230)	872

Total deferred	(1,842)	733	5,119

Income tax expense before cumulative effect of change in accounting principle	18,781	11,388	16,003
Income tax benefit related to cumulative effect of change in accounting principle	—	—	(800)

	$18,781	$11,388	$15,203

The Company has German net operating loss carryforwards of approximately $1,712,000 expiring in 2005.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

The provision for income taxes at the Company's effective tax rate differed from the provisions for income taxes at the statutory rate as follows:

(in thousands)	2003	2002	2001

Computed tax expense at the expected statutory rate	$22,433	$9,882	$13,871
State and local taxes	756	(67)	565
Foreign taxes	(1,030)	(841)	583
Valuation allowance	—	2,487	1,698
Foreign sales corporation benefit	—	—	(500)
Extraterritorial income exclusion	(1,607)	—	—
Tax credits	(1,076)	(386)	—
Foreign net operating losses	(586)	—	—
Other	(109)	313	(214)

Provision for income taxes before cumulative effect of change in accounting principle	18,781	11,388	16,003
Income tax benefit related to cumulative effect of change in accounting principle	—	—	(800)

Provision for income taxes	$18,781	$11,388	$15,203

Taxes have been provided on earnings distributed and expected to be distributed by the Company's foreign subsidiaries. All other foreign earnings are undistributed and considered to be indefinitely reinvested and, accordingly, no provision for U.S. Federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculations; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

10. Employee benefit plans

Pension and other postretirement benefits

The Company and its subsidiaries sponsor multiple defined benefit pension plans, which are substantially based at subsidiaries outside of the U.S., and an other postretirement benefit plan based in the U.S.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

	Pension plans		Other postretirement benefits
	2003	2002	2003	2002

Change in benefit obligation
Benefit obligation at beginning of year	$(43,366)	$(9,646)	$(1,428)	$(1,479)
Acquisition	—	(22,450)	—	—
Service cost	(1,824)	(1,400)	—	—
Interest cost	(2,607)	(2,113)	(122)	(104)
Plan amendments	(370)	—	(657)	—
Participant contributions	—	—	(28)	(17)
Actuarial gain/(loss)	(1,845)	(1,779)	259	(15)
Foreign currency translation	(9,292)	(6,579)	—	—
Benefit payments	1,128	601	125	187
Curtailments	154	—	—	—

Benefit obligation at end of year	(58,022)	(43,366)	(1,851)	(1,428)
Change in plan assets
Fair value of plan assets at beginning of year	13,771	811	—	—
Acquisition	—	11,170	—	—
Actual return on plan assets	701	(336)	—	—
Company contributions	815	152	97	170
Participant contributions	—	—	28	17
Benefit payments	(302)	(196)	(125)	(187)
Foreign currency translation	2,738	2,170	—	—

Fair value of plan assets at end of year	17,723	13,771	—	—
Funded status
Funded status at end of year	(40,299)	(29,595)	(1,851)	(1,428)
Unrecognized net actuarial loss	214	(512)	—	—
Foreign currency translation	494	281	286	—
Unrecognized prior service cost	(499)	—	138	(418)
Unrecognized net gain	4,308	3,015	—	138

Net amount recognized	$(35,782)	$(26,811)	$(1,427)	$(1,708)

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Amounts recognized in the consolidated balance sheet consist of:

	Pension plans		Other postretirement benefits
(in thousands)	2003	2002	2003	2002

Accrued benefit cost	$(35,218)	$(26,811)	$(1,427)	$(1,708)
Accumulated other comprehensive income	(564)	—	—	—

Net amount recognized	$(35,782)	$(26,811)	$(1,427)	$(1,708)

The increase in minimum pension liability included in other comprehensive income was $564,000 in 2003.

In 2003, benefits under the U.S. defined benefit plan were curtailed pursuant to a collective bargaining agreement.

In 2004, the Company expects to contribute $900,000 and $150,000 to its pension and other postretirement benefit plans, respectively.

The following table provides the components of net periodic benefit cost:

	Pension plans			Other postretirement benefits
(in thousands)	2003	2002	2001	2003	2002	2001

Service cost	$1,824	$1,400	$528	$—	$—	$—
Interest cost	2,607	2,113	502	122	104	107
Expected return on plan assets	(866)	(824)	(53)	—	—	—
Amortization of prior service cost	178	109	6	(6)	(80)	(80)
Recognized net actuarial loss (gain)	273	(64)	—	(261)	—	—

Net periodic benefit cost	$4,016	$2,734	$983	$(145)	$24	$27

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Weighted average assumptions used to determine the benefit obligation and net periodic benefit costs consists of:

	Pension plans		Other postretirement benefits
	2003	2002	2003	2002

Weighted average assumptions as of end of year
Discount rate	2.19% - 6.50%	5.00% - 6.50%	6.50%	6.50%
Expected return on plan assets	6.00% - 8.00%	6.50% - 9.00%	N/A	N/A
Rate of compensation increase	2.00% - 4.00%	2.50% - 4.00%	N/A	N/A
Increase in pension payments	2.00%	1.75% - 2.00%	N/A	N/A
Weighted average discount rate	4.92%	5.00%	N/A	N/A

The weighted-average annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate for the medical plan) is 10% for 2003, and is assumed to trend down to 6% by 2007 and thereafter. The health care cost trend rate assumption has a significant effect on the amount of the obligation and periodic cost reported.

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. A one-percentage-point change in the health care trend rates would have the following effects:

(in thousands)	1% Increase	1% Decrease

Effect on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 1	$ (1)
Effect on the health care component of the accumulated postretirement benefit obligation	12	(12)

The Company sponsors a 401(k) plan for U.S. salaried employees. Salaried employees are eligible to participate in the plan on January 1, April 1, July 1 or October 1 after their date of employment. Under the plan, employer contributions are defined as 5% of a participant's base salary plus a matching of employee contributions allowing for a maximum matching contribution of 3% of a participant's earnings. The cost of the plan recognized as expense was approximately $1,647,000, $1,536,000 and $1,697,000 during 2003, 2002, and 2001, respectively.

In accordance with collective bargaining agreements, the Company sponsors a 401(k) plan for U.S. hourly employees subject to such agreements. Depending on the applicable collective bargaining agreement, employer basic contributions are defined as 2% or 3.25% of a participant's base earnings plus a matching of employee contributions allowing for a maximum matching contribution of 2.25% or 2.5% of a participant's earnings. The Company also makes a separate contribution for employees hired prior to January 1, 2000 and who are not eligible for the postretirement benefit plan. The cost of the plan recognized as expense was approximately $535,000, $439,000, and $237,000 in 2003, 2002 and 2001, respectively.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

The information presented in this footnote does not reflect the Medicare Prescription Drug Improvement and Modernization Act of 2003 signed into law December 8, 2003. Specifically, the measures of the Accumulated Postretirement Benefit Obligation and the Net Periodic Postretirement Benefit cost shown do not reflect this Act. Specific authoritative guidance on the accounting treatment of the Act is pending and upon issuance, may require a change in previously reported information.

Post employment benefits

The Company provides post employment benefits at its German subsidiary under the Altersteilzeitgesetz ("ATZ") 1996 Act. The ATZ program allows older workers to stop working before they reach retirement age and receive a reduced salary and certain benefits until they reach retirement age. The Company accounts for benefits provided under the ATZ program in accordance with FASB Statement No. 112, Employers' Accounting for Post Employment Benefits ("FAS 112").

11. Segment information

The Company's operations are principally managed on a products basis and are comprised of two reportable segments: energy storage and separations media. The energy storage segment produces and markets membranes that provide the critical function of separating the cathode and anode in a variety of battery markets, including lithium, industrial and transportation applications. The separations media segment produces and markets membranes used as the high technology filtration element in various medical and industrial applications.

The Company evaluates the performance of segments and allocates resources to segments based on operating income before interest, income taxes, depreciation and amortization. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Financial information relating to the reportable operating segments is presented below:

	Year ended
(in thousands)	January 3, 2004	December 28, 2002	December 29, 2001

Net sales to external customers:
Energy storage	$295,256	$235,776	$229,861
Separations media	145,820	109,656	15,857

Total net sales from external customers	$441,076	$345,432	$245,718

Operating income:
Energy storage	$64,490	$37,967	$52,425
Separations media	21,271	15,216	5,396

Total operating income	85,761	53,183	57,821
Reconciling items:
Interest expense	21,521	20,862	14,125
Other	146	4,087	4,064

Total consolidated income before income taxes and cumulative effect of change in accounting principle	$64,094	$28,234	$39,632

Assets:
Energy storage	$343,503	$321,775	$329,930
Separations media	371,662	293,605	23,456
Corporate assets	15,477	17,765	7,027

Total assets	$730,642	$633,145	$360,413

Depreciation and amortization:
Energy storage	$18,616	$16,869	$15,531
Separations media	20,077	13,898	1,200

Total depreciation and amortization	$38,693	$30,767	$16,731

Capital expenditures:
Energy storage	$14,434	$11,506	$22,961
Separations media	19,363	17,279	3,357

Total capital expenditures	$33,797	$28,785	$26,318

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Information regarding geographic areas is as follows:

(in thousands)	2003	2002	2001

Net sales to unaffiliated customers:
United States	$181,655	$146,303	$162,891
Germany	145,820	107,911	14,191
France	53,402	47,044	41,206
Italy	30,918	27,137	24,054
Other	29,281	17,037	3,376

Total	$441,076	$345,432	$245,718

Net sales by geographic location are based on the country from which the product is shipped.

(in thousands)	2003	2002	2001

Long-lived assets:
United States	$146,295	$148,352	$170,727
Germany	288,655	241,580	7,845
France	20,211	18,344	16,596
Italy	33,530	29,130	29,252
Other	41,846	40,095	16,025

Total	$530,537	$477,501	$240,445

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

12. Net income per share

The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except per share data)	2003	2002	2001

Numerator:
Income before cumulative effect of change in accounting principle	$45,313	$16,846	$23,629
Less redeemable preferred stock dividends:
Class A, 8% Senior Cumulative	(1,260)	(1,256)	(1,709)
Class B-1, 8% Junior Cumulative Convertible	—	—	(27)
Class B-2, 8% Junior Cumulative Convertible	—	—	(9)
Class C, 13% Senior Cumulative	—	(479)	(2,783)
Less redemption premium on Class C preferred stock	—	(2,600)	—

Numerator for basic earnings per share—income available to common stockholders before cumulative effect of change in accounting principle	44,053	12,511	19,101
Effect of dilutive securities:
Class B-1, 8% Junior Cumulative Convertible	—	—	27
Class B-2, 8% Junior Cumulative Convertible	—	—	9

	—	—	36

Numerator for diluted earnings per share—income available to common stockholders before cumulative effect of change in accounting principle, after assumed conversions	$44,053	$12,511	$19,137

Denominator:
Denominator for basic earnings per share—weighted-average share	155,086	148,607	117,468
Effect of dilutive shares:
Warrants	—	6,479	7,754
Class B-1, 8% Junior Cumulative Convertible	—	—	22,892
Class B-2, 8% Junior Cumulative Convertible	—	—	6,972

	—	6,479	37,618

Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversions	155,086	155,086	155,086

Basic earnings per common share before cumulative effect of change in accounting principle	$284.06	$84.19	$162.61

Diluted earnings per common share before cumulative effect of change in accounting principle	$284.06	$80.67	$123.39

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

13.    Redeemable preferred stock and common stock

The Company has the following classes of redeemable preferred stock:

        Class A, 8% Senior Cumulative Preferred Stock ("Class A Preferred Stock")

        Class B-1, 8% Junior Cumulative Convertible Preferred Stock ("Class B-1 Preferred Stock")

        Class B-2, 8% Junior Cumulative Convertible Preferred Stock ("Class B-2 Preferred Stock")

        Class C, 13% Senior Cumulative Redeemable Preferred Stock ("Class C Preferred Stock")

If a change in ownership, or certain other events occur, the preferred shareholders can require the Company to redeem their shares. Holders of Class A Preferred and Class C Preferred Stock have preference over holders of Class B-1 and Class B-2 Preferred Stock. In addition, the Class A Preferred and Class C Preferred shareholders can require the Company to redeem their shares upon the occurrence of an initial public equity offering absent certain conditions.

In connection with the Tranche C Term Loan obtained on February 28, 2002, the Company redeemed the Class C Preferred Stock for $20,000,000 plus a redemption premium of $2,600,000. In addition, the Company paid outstanding dividends on all classes of redeemable preferred stock of approximately $13,563,000 on February 28, 2002.

In April 2001, the Class B-1 and Class B-2 Preferred shareholders (pursuant to an agreement amongst the shareholders) exercised their right to convert each of their shares into 10 shares of Class A Common Stock and Class B Non-Voting Common Stock, respectively. Additionally, there was a reallocation of share ownership amongst the shareholders such that 93,960 shares of Class A Common Stock and 6,040 shares of Class B Non-Voting Common Stock were issued pursuant to the conversion of the Class B-1 and Class B-2 Preferred shares.

Class A Preferred and Class B-1 and B-2 Preferred Stock accrue dividends on a daily basis at the rate of 8% per annum of the liquidation value plus all accumulated and unpaid dividends from the date of issuance until such amounts are paid or, in the case of the Class B-1 and B-2 Preferred Stock, the date on which the shares were converted (April 19, 2001). Class C Preferred accrues dividends on a daily basis at the rate of 13% per annum of the liquidation value plus all accumulated and unpaid dividends from the date of issuance until such amounts are paid or the date the shares were redeemed (February 28, 2002). All shares of preferred stock continue to accrue dividends regardless of the Company's ability to pay such dividends. At January 4, 2004, the Company has cumulative dividends payable on the Class A Preferred Stock of $2,221,000 ($158.62 per share).

Upon liquidation, dissolution, or winding up of the Company, preferred shareholders shall be paid before any other equity security distributions. Additionally, so long as any preferred stock remains outstanding, no other junior equity securities can be acquired by the Company, except as specifically allowed in certain of the related purchase agreements.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Redeemable preferred stock activity during 2003, 2002 and 2001 consists of the following:

(in thousands)	2003	2002	2001

Balance at beginning of period	$14,961	$46,789	$45,062
Redemption of redeemable preferred stock	—	(20,000)	—
Conversion of preferred to common stock	—	—	(1,000)
Dividends earned	1,260	1,735	4,528
Dividends paid	—	(13,563)	(1,801)

Balance at end of period	$16,221	$14,961	$46,789

Class A, Class B and Class C common shareholders participate in dividends on a pro-rata basis subject to the preferred stock preferences. The Class B Non-Voting Common Stock shareholders are entitled to convert each of their shares into one share of Class A Common Stock in connection with a conversion event, such as liquidation, dissolution, or certain other events. The Class C Non-Voting Common Stock shareholders can convert each of their shares into one share of Class A Common Stock at any time.

Voting rights are as follows:

Class A Common	One vote per share
Class A Redeemable Preferred	None
Class B-1 Redeemable Preferred	Vote as Class A Common
Class B-2 Redeemable Preferred	None
Class B Non-Voting Common	None, except relative to mergers or consolidations
Class C Redeemable Preferred	None
Class C Non-Voting Common	None, except relative to mergers or consolidations

On November 18, 1994, the Company issued Senior Subordinated Notes ("Sub Notes") with Warrants through a private placement offering. The Sub Notes were offered with detachable warrants to purchase 7,754 shares of Class C Non-Voting Common Stock of the Company. The warrants were exercised on October 28, 2002 at $.01 per share. The Sub Notes were repaid on December 15, 1999.

Refer to Note 18 for a discussion of changes to the Company's capital structure.

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

14. Other comprehensive income (loss)

At January 3, 2004, ending accumulated balances in other comprehensive income (loss) consists of foreign currency translation adjustments of $63,857,000 and additional minimum pension liability of $(339,000). At December 28, 2002 and December 29, 2001, ending accumulated balances in other comprehensive income (loss) consists of foreign currency translation adjustments of $15,399,000 and $(9,122,000), respectively.

15. Quarterly results of operations (unaudited)

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter

Fiscal year ended January 3, 2004
Net sales	$102,502	$107,516	$108,996	$122,062
Gross profit	34,166	36,967	37,155	47,157
Net income	8,529	7,858	11,313	17,613
Net income applicable to common stock	8,228	7,559	10,995	17,271
Net income applicable common stock per share:
Basic	$53.06	$48.74	$70.89	$111.37
Diluted	$53.06	$48.74	$70.89	$111.37

The Company's 2003 effective tax rate was reduced for events that occurred in the fourth quarter, resulting in an increase in fourth quarter net income of approximately $4,937,000, or $31.83 per share. The 2003 effective tax rate was favorably impacted in the fourth quarter by refunds generated from amending federal and certain state income tax returns, completion of necessary documentation to claim certain tax credits, increased export sales which generated additional exclusions from taxable income and a reduction in the Italian statutory tax rate. Quarterly results for the previous quarters of 2003 were not restated to reflect this adjustment.

(in thousands, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter

Fiscal year ended December 28, 2002
Net sales	$65,056	$94,765	$90,816	$94,795
Gross profit	21,753	28,707	25,949	25,640
Net income	4,711	5,186	4,715	2,234
Net income applicable to common stock	1,241	4,902	4,428	1,940
Net income applicable to common stock per share:
Basic	$8.43	$33.29	$30.03	$12.71
Diluted	$8.01	$31.63	$28.53	$12.50

In connection with the allocation of the purchase price for the Membrana acquisition, the Company recorded increased depreciation expense in the fourth quarter of 2002 of

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

approximately $4,300.000. This adjustment resulted in a decrease in fourth quarter net income of approximately $1,720,000, or $11.28 per common share (basic). Quarterly results for the previous quarters of 2002 were not restated to reflect this adjustment.

16.    Affiliate transactions

The Company's corporate headquarters are housed in space leased by a shareholder of the Company from an affiliate of the shareholder. A portion of the lease payments and other expenses, primarily insurance and allocated other direct costs, are charged to the Company. Such amounts approximated $2,267,000, $1,864,000, and $1,035,000 in 2003, 2002 and 2001, respectively. At January 3, 2004 and December 28, 2002, the Company has amounts due from the affiliate of approximately $5,212,000 and $4,711,000, respectively. The amounts due from affiliate will be settled in connection with the transactions discussed in Note 18.

17.    Environmental matters

The Company accrues for environmental obligations when such expenditures are probable and reasonably estimable. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable.

In connection with the acquisition of Membrana in 2002, the Company recorded a reserve for environmental obligations which was finalized in 2003. The reserve provides for costs to remediate known environmental issues and operational upgrades which are required in order for the Company to remain in compliance with local regulations. The Company anticipates that expenditures will be made over the next seven to ten years. The initial estimate and subsequent finalization of the reserve was included in the allocation of purchase price at the date of acquisition.

The Company has indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel ("Akzo"), the prior owner of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December 1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Until December 2003, Akzo pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. Claims indemnified through the Akzo agreement are subject to an aggregate 2,000,000 Euro deductible ($2,526,000 U.S. dollars at January 3, 2004). In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

February 2002, the acquisition date. The Company recorded a non-current receivable, based on the estimated recovery from the indemnification agreements.

18.    Subsequent event

On January 30, 2004, the Company and its shareholders entered into a Stock Purchase Agreement with PP Acquisition Corporation ("PP Acquisition"), pursuant to which PP Acquisition would purchase all of Polypore's outstanding capital stock. At the time of closing of the acquisition, May 13, 2004, PP Acquisition was merged with and into the Company, with the Company as the surviving corporation. In connection with the acquisition, the Company obtaining borrowings under a new senior secured credit facility and the issuance of senior subordinated notes, the proceeds of which were used to purchase the Company's capital stock and repay existing indebtedness under the Credit Agreement.

Payment of the senior subordinated notes is fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis without restrictions on funds transfer by certain of the Company's subsidiaries ("Guarantor"). Each Guarantor is 100% owned by the Company. Management has determined that separate complete financial statements of the Guarantor would not be material to users of the financial statements. The following sets forth condensed consolidating financial statements of the Guarantor and Non-Guarantor subsidiaries:

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Condensed consolidating balance sheet
as of January 3, 2004

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Assets
Cash and cash equivalents	$1,531	$13,762	$4,770	$—	$20,063
Accounts receivable, net	36,826	52,645	—	—	89,471
Inventories	16,586	44,355	—	—	60,941
Other	1,355	4,594	5,514	—	11,463

Total current assets	56,298	115,356	10,284	—	181,938
Due from affiliates	125,042	231,007	317,246	(673,295)	—
Investment in subsidiaries	171,890	225,627	248,512	(646,029)	—
Property, plant and equipment, net	105,565	375,037	—	—	480,602
Other	35,974	26,693	5,435	—	68,102

Total assets	$494,769	$973,720	$581,477	$(1,319,324)	$730,642

Liabilities and shareholders' equity
Revolving credit obligations	$—	$10,000	$—	$—	$10,000
Accounts payable, accrued liabilities and other	10,797	47,445	9,137	—	67,379
Current portion of debt	16	7,015	16,578	—	23,609

Total current liabilities	10,813	64,460	25,715	—	100,988
Due to affiliates	324,035	260,933	88,327	(673,295)	—
Debt, less current portion	78	5,267	245,174	—	250,519
Pension and postretirement benefits	1,648	35,561	—	—	37,209
Post employment obligations	—	13,808	—	—	13,808
Environmental reserve— non-current	—	22,661	—	—	22,661
Deferred income taxes and other	1,325	81,871	16,283	—	99,479
Redeemable preferred stock	—	—	16,221	—	16,221
Shareholders' equity	156,870	489,159	189,757	(646,029)	189,757

Total liabilities and shareholders' equity	$494,769	$973,720	$581,477	$(1,319,324)	$730,642

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Condensed consolidating balance sheet
as of December 28, 2002

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Assets
Cash and cash equivalents	$3,708	$12,456	$8,442	$—	$24,606
Accounts receivable, net	30,290	37,357	—	—	67,647
Inventories	16,143	31,390	—	—	47,533
Other	4,106	4,677	2,101	—	10,884

Total current assets	54,247	85,880	10,543	—	150,670

Due from affiliates	98,208	30,645	325,688	(454,541)	—
Investment in subsidiaries	171,890	40,787	148,086	(360,763)	—
Property, plant and equipment, net	103,564	320,235	283	—	424,082
Other	38,499	12,955	6,939	—	58,393

Total assets	$466,408	$490,502	$491,539	$(815,304)	$633,145

Liabilities and shareholders' equity
Revolving credit obligations	$—	$—	$—	$—	$—
Accounts payable, accrued liabilities and other	8,966	43,678	10,072	—	62,716
Current portion of debt	—	2,215	32,763	—	34,978

Total current liabilities	8,966	45,893	42,835	—	97,694

Due to affiliates	322,380	77,719	54,442	(454,541)	—
Debt, less current portion	83	10,554	265,433	—	276,070
Pension and postretirement benefits	2,463	26,056	—	—	28,519
Post employment obligations	—	7,408	—	—	7,408
Environmental reserve—non-current	—	14,941	—	—	14,941
Deferred income taxes and other	3,431	76,253	16,283	—	95,967
Redeemable preferred stock	—	—	14,961	—	14,961
Shareholders' equity	129,085	231,678	97,585	(360,763)	97,585

Total liabilities and shareholders' equity	$466,408	$490,502	$491,539	$(815,304)	$633,145

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Condensed consolidating statements of income
for the fiscal year ended January 3, 2004

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Net sales	$181,655	$259,421	$—	$—	$441,076
Cost of goods sold	97,306	188,325	—	—	285,631

Gross profit	84,349	71,096	—	—	155,445
Selling, general and administrative expenses	38,028	31,656	—	—	69,684

Operating income	46,321	39,440	—	—	85,761
Other expense, net	(158)	3,441	18,384	—	21,667
Equity in earnings of subsidiaries	—	—	50,467	(50,467)	—

Income before income taxes	46,479	35,999	32,083	(50,467)	64,094
Income taxes	21,036	10,975	(13,230)	—	18,781

Net income	25,443	25,024	45,313	(50,467)	45,313
Redeemable preferred stock dividends	—	—	(1,260)	—	(1,260)
Redemption premium on Class C preferred stock	—	—	—	—	—

Net income applicable to common stock	$25,443	$25,024	$44,053	$(50,467)	$44,053

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Condensed consolidating statements of income
for the fiscal year ended December 28, 2002

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Net sales	$146,304	$199,128	$—	$—	$345,432
Cost of goods sold	90,994	152,389	—	—	243,383

Gross profit	55,310	46,739	—	—	102,049
Selling, general and administrative expenses	29,428	19,438	—	—	48,866

Operating income	25,882	27,301	—	—	53,183
Other expense, net	11,334	5,071	8,544	—	24,949
Equity in earnings of subsidiaries	—	—	24,711	(24,711)	—

Income before income taxes	14,548	22,230	16,167	(24,711)	28,234
Income taxes	5,546	6,521	(679)	—	11,388

Net income	9,002	15,709	16,846	(24,711)	16,846
Redeemable preferred stock dividends	—	—	(1,735)	—	(1,735)
Redemption premium on Class C preferred stock	—	—	(2,600)	—	(2,600)

Net income applicable to common stock	$9,002	$15,709	$12,511	$(24,711)	$12,511

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Condensed consolidating statements of income
for the fiscal year ended December 29, 2001

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Net sales	$164,167	$82,827	$—	$(1,276)	$245,718
Cost of goods sold	94,087	61,315	—	(987)	154,415

Gross profit	70,080	21,512	—	(289)	91,303
Selling, general and administrative expenses	27,928	5,843	—	(289)	33,482

Operating income	42,152	15,669	—	—	57,821
Other expense, net	11,502	5,642	1,045	—	18,189
Equity in earnings of subsidiaries	—	—	24,256	(24,256)	—

Income before income taxes and cumulative effect of change in accounting principle	30,650	10,027	23,211	(24,256)	39,632
Income taxes	12,385	4,036	(418)	—	16,003

Income before cumulative effect of change in accounting principle	18,265	5,991	23,629	(24,256)	23,629
Cumulative effect of change in accounting principle, net of income taxes	—	—	1,199	—	(1,199)

Net income	18,265	5,991	22,430	(24,256)	22,430
Redeemable preferred stock dividends	—	—	(4,528)	—	(4,528)

Net income applicable to common stock	$18,265	$5,991	$17,902	$(24,256)	$17,902

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Condensed consolidating statement of cash flows
for the fiscal year ended January 3, 2004

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Net cash provided by operating activities	$32,066	$28,849	$—	$(4,444)	$56,471
Investing activities
Purchase of property, plant and equipment	(10,988)	(22,809)	—	—	(33,797)

Net cash used in investing activities	(10,988)	(22,809)	—	—	(33,797)
Financing activities
Proceeds from debt	—	1,738	—	—	1,738
Principal payments on debt	—	(3,312)	(36,444)	—	(39,756)
Payments on the revolving credit agreement	—	—	(5,500)	—	(5,500)
Borrowings on the revolving credit agreement	—	10,000	5,500	—	15,500
Loan acquisition costs	—	(3)	(308)	—	(311)
Intercompany transactions, net	(23,255)	(14,269)	33,080	4,444	—

Net cash (used in) provided by financing activities	(23,255)	(5,846)	(3,672)	4,444	(28,329)
Effect of exchange rate changes on cash and cash equivalents	—	1,112	—	—	1,112

Net increase (decrease) in cash and cash equivalents	(2,177)	1,306	(3,672)	—	(4,543)
Cash and cash equivalents at beginning of year	3,708	12,456	8,442	—	24,606

Cash and cash equivalents at end of year	$1,531	$13,762	$4,770	$—	$20,063

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Condensed consolidating statement of cash flows
for the fiscal year ended December 28, 2002

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Net cash provided by operating activities	$32,313	$43,089	$—	$8,068	$83,470
Investing activities
Purchase of property, plant and equipment	(8,900)	(19,602)	(283)	—	(28,785)
Acquisitions, net of cash acquired	—	(112,624)	—	—	(112,624)

Net cash used in investing activities	(8,900)	(132,226)	(283)	—	(141,409)
Financing activities
Proceeds from debt	—	1,213	160,683	—	161,896
Principal payments on debt	—	(4,353)	(14,190)	—	(18,543)
Payments on the revolving credit agreement	—	—	(21,500)	—	(21,500)
Borrowings on the revolving credit agreement	—	—	1,500	—	1,500
Loan acquisition costs	—	—	(4,139)	—	(4,139)
Redemption of redeemable preferred stock	—	—	(22,600)	—	(22,600)
Payments of dividends	—	—	(13,563)	—	(13,563)
Intercompany transactions, net	(28,392)	114,466	(77,466)	(8,068)	—

Net cash (used in) provided by financing activities	(28,392)	111,376	8,725	(8,068)	83,051
Effect of exchange rate changes on cash and cash equivalents	—	(14,046)	—	—	(14,046)

Net increase (decrease) in cash and cash equivalents	(5,519)	8,143	8,442	—	11,066
Cash and cash equivalents at beginning of year	9,227	4,313	—	—	13,540

Cash and cash equivalents at end of year	$3,708	$12,456	$8,442	$—	$24,606

Polypore, Inc.
Notes to consolidated financial statements
January 3, 2004

Condensed consolidating statement of cash flows
for the fiscal year ended December 29, 2001

(in thousands)	Combined guarantor subsidiaries	Combined non-guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Net cash provided by operating activities	$13,941	$5,319	$—	$10,143	$29,403
Investing activities
Purchase of property, plant and equipment	(24,945)	(1,373)	—	—	(26,318)
Acquisitions, net of cash acquired	—	(10,199)	—	—	(10,199)

Net cash used in investing activities	(24,945)	(11,572)	—	—	(36,517)
Financing activities
Proceeds from debt	—	88	1,072	—	1,160
Principal payments on debt	—	(2,016)	(13,426)	—	(15,442)
Payments on the revolving credit agreement	—	—	(3,000)	—	(3,000)
Borrowings on the revolving credit agreement	—	—	23,000	—	23,000
Payments of dividends	—	—	(1,801)	—	(1,801)
Intercompany transactions, net	11,315	4,673	(5,845)	(10,143)	—

Net cash (used in) provided by financing activities	11,315	2,745	—	(10,143)	3,917
Effect of exchange rate changes on cash and cash equivalents	—	215	—	—	215

Net increase (decrease) in cash and cash equivalents	311	(3,293)	—	—	(2,982)
Cash and cash equivalents at beginning of year	8,916	7,606	—	—	16,522

Cash and cash equivalents at end of year	$9,227	$4,313	$—	$—	$13,540

Polypore, Inc.

Condensed consolidated balance sheets (unaudited)

(in thousands, except per share data)	April 3, 2004	January 3, 2004

Assets
Current assets:
Cash and equivalents	$27,268	$20,063
Accounts receivable, net	99,909	89,471
Inventories	58,992	60,941
Prepaid and other	6,884	6,251
Due from affiliate	5,685	5,212

Total current assets	198,738	181,938
Property, plant and equipment, net	462,271	480,602
Intangibles, loan acquisition and other costs, net	17,003	17,735
Goodwill	31,866	32,200
Environmental indemnification receivable	18,163	17,183
Other	1,096	984

Total assets	$729,137	$730,642

Liabilities and shareholders' equity
Current liabilities:
Revolving credit obligations	$10,000	$10,000
Accounts payable	19,679	20,966
Accrued liabilities	40,664	40,644
Income taxes payable	5,846	5,769
Current portion of debt	20,086	23,609

Total current liabilities	96,275	100,988
Debt, less current portion	247,505	250,519
Pension and postretirement benefits	36,982	37,209
Post employment benefits	12,623	13,808
Environmental reserve—non-current	21,726	22,661
Deferred income taxes and other	99,003	99,479
Commitments and contingencies
Redeemable preferred stock:
Class A, 8% Senior Cumulative, non-voting, $.01 par value (liquidation value of $1,000 per share)—authorized 20,000 shares, 14,000 shares issued and outstanding	—	—
Class B-1, 8% Junior Cumulative Convertible Preferred Stock, $.01 par value (liquidation value of $100 per share)—authorized 10,000 shares, no shares issued and outstanding	—	—
Class B-2, 8% Junior Cumulative Convertible Preferred Stock, $.01 par value (liquidation value of $100 per share)—authorized 5,000 shares, no shares issued and outstanding	—	—
Class C, 13% Senior Cumulative Redeemable Preferred Stock, $.01 par value (liquidation value of $1,000 per share)—authorized 40,000 shares, no shares issued and outstanding	—	—
Paid-in capital	14,000	14,000
Cumulative dividends payable	2,544	2,221

	16,544	16,221
Shareholders' equity:
Class A Common Stock, $.01 par value—authorized 250,000 shares, 141,292 shares issued and outstanding	1	1
Class B Non-Voting Common Stock, $.01 par value—authorized 50,000 shares, 6,040 shares issued and outstanding	—	—
Class C Non-Voting Common Stock, $.01 par value—authorized 25,000 shares, 7,754 shares issued and outstanding	1	1
Paid-in capital	1,718	1,718
Retained earnings	144,932	124,519
Accumulated other comprehensive income	51,827	63,518

	198,479	189,757

Total liabilities and shareholders' equity	$729,137	$730,642

See notes to condensed consolidated financial statements

Polypore, Inc.

Condensed consolidated statements of income (unaudited)

	Three months ended
(in thousands, except per share data)	April 3, 2004	March 29, 2003

Net sales	$140,120	$102,502
Cost of goods sold	86,296	68,336

Gross profit	53,824	34,166
Selling, general and administrative expenses	19,007	15,784

Operating income	34,817	18,382
Other (income) expense:
Interest expense, net	4,531	4,457
Foreign currency and other	(1,122)	9
Unrealized gain on derivative instrument	(13)	(299)

	3,396	4,167
Income before income taxes	31,421	14,215
Income taxes	10,683	5,686

Net income	20,738	8,529
Redeemable preferred stock dividends	(323)	(301)

Net income applicable to common stock	$20,415	$8,228

Net income per common share—basic	$131.64	$53.06

Net income per common share—diluted	$131.64	$53.06

See notes to condensed consolidated financial statements

Polypore, Inc.

Condensed consolidated statements of cash flows (unaudited)

	Three months ended
(in thousands)	April 3, 2004	March 29, 2003

Operating activities
Net income	$20,738	$8,529
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	10,923	9,062
Amortization expense	617	607
Gain on disposal of property, plant and equipment	(1,549)	—
Foreign currency and other	189	12
Unrealized gain on derivative instrument	(13)	(299)
Deferred income taxes	53	(1,708)
Changes in operating assets and liabilities:
Accounts receivable	(12,238)	(9,925)
Inventories	630	(3,412)
Prepaid and other current assets	(1,272)	(145)
Accounts payable and accrued liabilities	327	8,263
Other, net	(1,258)	1,208

Net cash provided by operating activities	17,147	12,192
Investing activities
Purchases of property, plant and equipment	(4,216)	(11,356)
Proceeds from sale of property, plant and equipment	1,923	—

Net cash used in investing activities	(2,293)	(11,356)
Financing activities
Principal payments on debt	(7,036)	(3,020)
Proceeds from debt	610	—
Loan acquisition costs	(59)	—

Net cash used in financing activities	(6,485)	(3,020)
Effect of exchange rate changes on cash and cash equivalents	(1,164)	(772)

Net increase (decrease) increase in cash and equivalents	7,205	(2,956)
Cash and equivalents at beginning of period	20,063	24,606

Cash and equivalents at end of period	$27,268	$21,650

Supplemental cash flow information
Cash paid for interest	$3,820	$4,117
Cash paid for income taxes	7,432	4,792
Supplemental non-cash financing activities
Unpaid dividends on preferred stock	$323	$301

See notes to condensed consolidated financial statements

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

1. Description of business and transaction

Description of Business—Polypore, Inc. (the "Company") is a leading worldwide manufacturer and marketer of microporous membranes for use in energy storage and separations media applications. The Company has a global presence with strategically located manufacturing facilities in the major geographic markets of North America, South America, Western Europe and Asia.

Transaction—On January 30, 2004, the Company and its shareholders entered into a Stock Purchase Agreement with PP Acquisition Corporation ("PP Acquisition"). On May 13, 2004, Polypore and its stockholders consummated the stock purchase agreement with PP Acquisition, pursuant to which PP Acquisition purchased all of the outstanding shares of Polypore's capital stock. The aggregate purchase price, including acquisition related costs, was approximately $1,169,186,000 in cash. In connection with the transaction, PP Acquisition obtained a new credit facility with initial borrowings of approximately $414,920,000, issued 8.75% senior subordinated notes of $405,915,000 and received equity contributions from its shareholders of $320,385,000. PP Acquisition used the net proceeds from the new credit facility, the issuance of senior subordinated debt and equity contributions to pay the net purchase price to the existing shareholders, and repay all outstanding indebtedness under the Company's existing credit facility and pay transaction related fees and expenses. At the time of closing of the acquisition, PP Acquisition merged with and into Polypore, with Polypore as the surviving corporation.

The acquisition of Polypore by PP Acquisition will be accounted for as a purchase in conformity with FASB Statement No. 141, Business Combinations ("FAS 141") and FASB Statement No. 142, Goodwill and Other Intangible Assets ("FAS 142"). The total cost of the merger of PP Acquisition with and into Polypore will be allocated as a change in basis to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values as of May 13, 2004, the date of the merger.

2. Basis of presentation

The accompanying unaudited condensed consolidated financial statements of Polypore, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, the unaudited condensed consolidated financial statements and notes do not contain certain information included in the Company's annual financial statements. In the opinion of management, all normal and recurring adjustments that are considered necessary for a fair presentation have been made. Operating results for the three months ended April 3, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ended January 1, 2005. The consolidated financial statements, which do not include the effects of the transaction discussed in Note 1,

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

should be read in conjunction with the annual audited financial statements for the year ended January 3, 2004 included in this registration statement.

3. Inventories

Inventories are carried at the lower of cost or market using the first-in, first-out ("FIFO") method of accounting. Inventories consist of the following:

(in thousands)	April 3, 2004	January 3, 2004

Raw materials	$18,674	$20,179
Work-in-process	8,446	9,230
Finished goods	31,872	31,532

Total	$58,992	$60,941

4. Debt

Debt, in order of priority, consists of:

(in thousands)	April 3, 2004	January 3, 2004

Senior credit facilities:
Revolving credit facility	$10,000	$10,000
Term loans	261,933	266,645
Other	5,658	7,483

	277,591	284,128
Less current maturities	30,086	33,609

Long-term debt	$247,505	$250,519

As discussed in Note 1, on May 13, 2004 all indebtedness under the Company's revolving credit facility and term loans was paid. In connection with the Stock Purchase Agreement, PP Acquisition obtained a new senior secured credit agreement. The new senior secured credit facilities provide for senior secured financing of up to approximately $503,420,000, consisting of a $370,000,000 million term loan facility, €36,000,000 term loan facility ($43,420,000 at May 13, 2004) and a $90,000,000 revolving loan facility (of which approximately $1,500,000 was outstanding at May 13, 2004). The term loan facilities mature in November 2011 and the revolving loan facility matures in May 2010. Interest rates under the new senior secured credit facilities are, at the Company's option, equal to either an alternate base rate or an adjusted LIBO rate, plus an applicable margin percentage. The applicable margin percentage is initially equal to 1.5% for alternate base rate loans or 2.5% for adjusted LIBO rate revolving loans. The

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

new senior secured credit facilities will require scheduled quarterly payments of principal on the term loans at the end of each fiscal quarter beginning on October 2, 2004 in aggregate annual amounts equal to 1% of the original aggregate principal amount of the term loans. All indebtedness under the credit facility is guaranteed by the Company and its domestic subsidiaries and secured by substantially all assets. The senior secured credit facility is subject to covenants customary for financings of this type, and include maximum leverage ratio, minimum interest coverage ratio, and limitations on capital spending.

In connection with the Stock Purchase Agreement, the Company issued under Rule 144A $225,000,000 8.75% senior subordinated dollar notes due 2012 and €150,000,000 ($180,915,000 at May 13, 2004) 8.75% senior subordinated euro notes due 2012 (collectively, the "Notes"). The notes mature on May 15, 2012. Interest on the notes accrues from the issue date, and the first interest payment is due on November 15, 2004. The notes are subordinated to all our existing and future senior debt, rank equally with all our other senior subordinated debt and rank senior to all our existing and future subordinated debt. The notes are guaranteed by all material domestic subsidiaries, subject to certain exceptions.

5. Pension and other postretirement benefits

FASB Statement of Financial Accounting Standards (SFAS) 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits (Statement 132R), became effective for us on January 4, 2004. Under SFAS 132R, certain disclosures in interim financial statements are required.

The Company and its subsidiaries sponsor multiple defined benefit pension plans, which are substantially located at subsidiaries outside of the U.S., and an other postretirement benefit plan located in the U.S.

The following table provides the components of net periodic benefit cost:

	Pension plans Three months ended		Other postretirement benefits Three months ended
(in thousands)	April 3, 2004	March 29, 2003	April 3, 2004	March 29, 2003

Service cost	$453	$456	$7	$—
Interest cost	668	652	29	31
Expected return on plan assets	(196)	(217)	—	—
Amortization of prior service cost	43	45	(12)	(2)
Recognized net actuarial loss (gain)	36	68	1	(65)

Net periodic benefit cost (gain)	$1,004	$1,004	$25	$(36)

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

The information presented in this footnote does not reflect the Medicare Prescription Drug Improvement and Modernization Act of 2003 signed into law December 8, 2003. Specifically, the measures of the Accumulated Postretirement Benefit Obligation and the Net Periodic Postretirement Benefit cost shown do not reflect this Act. Specific authoritative guidance on the accounting treatment of the Act is pending and upon issuance, may require a change in previously reported information.

6. Income taxes

Income tax expense as a percentage of income before income taxes was 34% for the three months ended April 3, 2004, as compared to the 40% effective tax rate for the three months ended March 29, 2003. The reduction in the effective tax rate was due primarily to lower foreign income taxes due to the benefit of a tax restructuring, increased tax benefits generated by higher foreign sales and use of foreign tax credits.

7. Segment information

The Company's operations are principally managed on a products basis and are comprised of two reportable segments: energy storage and separations media. The energy storage segment produces and markets membranes that provide the critical function of separating the cathode and anode in a variety of battery markets, including lithium, industrial and transportation applications. The separations media segment produces and markets membranes used as the high technology filtration element in various medical and industrial applications.

The Company evaluates the performance of segments and allocates resources to segments based on operating income before interest, income taxes, depreciation and amortization.

Financial information relating to the reportable operating segments is presented below:

	Three months ended
(in thousands)	April 3, 2004	March 29, 2003

Net sales to external customers:
Energy storage	$94,923	$65,072
Separations media	45,197	37,430

Total net sales to external customers	$140,120	$102,502

Operating income:
Energy storage	$26,904	$12,532
Separations media	7,913	5,850

Total operating income	34,817	18,382

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

	Three months ended
(in thousands)	April 3, 2004	March 29, 2003

Reconciling items:
Interest expense	4,531	4,457
Other	(1,135)	(290)

Total consolidated income before income taxes	$31,421	$14,215

Depreciation and amortization:
Energy storage	$5,214	$4,800
Separations media	6,326	4,869

Total depreciation and amortization	$11,540	$9,669

Capital expenditures:
Energy storage	$2,401	$4,136
Separations media	1,815	7,220

Total capital expenditures	$4,216	$11,356

Assets:
Energy storage	$344,358	$343,503
Separations media	370,682	371,662
Corporate assets	14,097	15,477

Total assets	$729,137	$730,642

8. Net income per share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
(in thousands, except per share data)	April 3, 2004	March 29, 2003

Numerator:
Net income	$20,738	$8,529
Less redeemable preferred stock dividends	323	301
Numerator for net income per share—income available to common shareholders	$20,415	$8,228
Denominator for net income per share—weighted average shares	155,086	155,086
Basic earnings per common share	$131.64	$53.06
Diluted earnings per common share	$131.64	$53.06

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

9. Affiliate transactions

The Company's corporate headquarters were housed in space leased by a shareholder of the Company from an affiliate of the shareholder. A portion of the lease payments and other expenses, primarily insurance and allocated other direct costs, were charged to the Company. Such amounts approximated $130,000, and $94,000 for the three months ended April 3, 2004 and March 29, 2003, respectively. At April 3, 2004 and January 3, 2004, the Company has amounts due from the affiliate of approximately $5,685,000 and $5,212,000, respectively. On May 13, 2004, the amounts due from affiliate were paid in connection with the Transaction described in Note 1.

10. Comprehensive income

Total comprehensive income was $9,045,000 and $9,707,000 for the three months ended April 3, 2004 and March 29, 2003, respectively. The difference between net income and total comprehensive income primarily results from foreign currency translation adjustments.

11. Environmental matters

The Company accrues for environmental obligations when such expenditures are probable and reasonably estimable. Accruals for estimated losses from environmental obligations are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are not discounted to their present value. Recoveries of environmental costs from other parties are recognized as assets when their receipt is deemed probable.

In connection with the acquisition of Membrana in 2002, the Company recorded a reserve for environmental obligations that were finalized in 2003. The reserve provides for costs to remediate known environmental issues and operational upgrades which are required in order for the Company to remain in compliance with local regulations. The Company anticipates that expenditures will be completed within the next seven to ten years. The initial estimate and subsequent finalization of the reserve was included in the allocation of purchase price at the date of acquisition.

The Company has indemnification agreements for certain environmental matters from Acordis A.G. ("Acordis") and Akzo Nobel ("Akzo"), the prior owners of Membrana. Akzo originally provided broad environmental protections to Acordis with the right to assign such indemnities to Acordis's successors. Akzo's indemnifications relate to conditions existing prior to December 1999, which is the date that Membrana was sold to Acordis. The Akzo agreement provides indemnification of claims through December 2007, with the indemnification percentage decreasing each year during the coverage period. Through December 2003, Akzo

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

pays 75% of any approved claim. After that, Akzo pays 65% of claims reported through December 2006 and 50% of claims reported through December 2007. Claims indemnified through the Akzo agreement are subject to an aggregate €2,000,000 Euro deductible ($2,421,800 U.S. dollars at April 3, 2004). In addition to the Akzo indemnification, Acordis provides separate indemnification of claims incurred from December 1999 through February 2002, the acquisition date. The Company recorded a non-current receivable, based on the estimated recovery from the indemnification agreements.

12. Subsequent event

As noted in Note 1, on May 13, 2004, Polypore and its stockholders consummated a stock purchase agreement with PP Acquisition, pursuant to which PP Acquisition purchased all the outstanding shares of Polypore's capital stock. In connection with the acquisition, the Company obtained borrowings under a new senior secured credit facility and through the issuance of senior subordinated notes, the proceeds of which were used to purchase the Company's capital stock and repay existing indebtedness under the Credit Agreement.

Payment of the senior subordinated notes is fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis without restrictions on funds transfer by certain of the Company's subsidiaries ("Guarantor"). Each Guarantor is 100% owned by the Company. Management has determined that separate complete financial statements of the Guarantor would not be material to users of the financial statements.

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

The following sets forth condensed consolidating financial statements of the Guarantor and Non-Guarantor subsidiaries (in thousands):

Condensed consolidating balance sheet
as of April 3, 2004

	Combined guarantor subsidiaries	Combined non- guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Assets
Cash and cash equivalents	$1,485	$21,668	$4,115	$—	$27,268
Accounts receivable, net	44,248	56,728	(1,067)	—	99,909
Inventories	17,738	41,254	—	—	58,992
Other	1,935	4,638	5,996	—	12,569

Total current assets	65,406	124,288	9,044	—	198,738
Due from affiliates	127,257	243,970	313,212	(684,439)	—
Investment in subsidiaries	172,090	225,627	261,897	(659,614)	—
Property, plant and equipment, net	105,235	357,036	—	—	462,271
Other	35,349	27,727	5,052	—	68,128

Total assets	$505,337	$978,648	$589,205	$(1,344,053)	$729,137

Liabilities and shareholders' equity
Revolving credit obligations	$—	$10,000	$—	$—	$10,000
Accounts payable, accrued liabilities and other	11,776	44,641	9,772	—	66,189
Current portion of debt	17	4,881	15,188	—	20,086

Total current liabilities	11,793	59,522	24,960	—	96,275
Due to affiliates	319,083	274,836	90,520	(684,439)	—
Debt, less current portion	78	5,008	242,419	—	247,505
Pension and postretirement benefits	1,654	35,328	—	—	36,982
Post employment benefits	—	12,623	—	—	12,623
Environmental reserve—non-current	—	21,726	—	—	21,726
Deferred income taxes and other	3,466	79,254	16,283	—	99,003
Redeemable preferred stock	—	—	16,544	—	16,544
Shareholders' equity	169,263	490,351	198,479	(659,614)	198,479

Total liabilities and shareholder's equity	$505,337	$978,648	$589,205	$(1,344,053)	$729,137

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

Condensed consolidating balance sheet
as of January 3, 2004

	Combined guarantor subsidiaries	Combined non- guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Assets
Cash and cash equivalents	$1,531	$13,762	$4,770	$—	$20,063
Accounts receivable, net	36,826	52,645	—	—	89,471
Inventories	16,586	44,355	—	—	60,941
Other	1,355	4,594	5,514	—	11,463

Total current assets	56,298	115,356	10,284	—	181,938
Due from affiliates	125,042	231,007	317,246	(673,295)	—
Investment in subsidiaries	171,890	225,627	248,512	(646,029)	—
Property, plant and equipment, net	105,565	375,037	—	—	480,602
Other	35,974	26,693	5,435	—	68,102

Total assets	$494,769	$973,720	$581,477	$(1,319,324)	$730,642

Liabilities and shareholders' equity
Revolving credit obligations	$—	$10,000	$—	$—	$10,000
Accounts payable, accrued liabilities and other	10,797	47,445	9,137	—	67,379
Current portion of debt	16	7,015	16,578	—	23,609

Total current liabilities	10,813	64,460	25,715	—	100,988
Due to affiliates	324,035	260,933	88,327	(673,295)	—
Debt, less current portion	78	5,267	245,174	—	250,519
Pension and postretirement benefits	1,648	35,561	—	—	37,209
Post employment benefits	—	13,808	—	—	13,808
Environmental reserve—non-current	—	22,661	—	—	22,661
Deferred income taxes and other	1,325	81,871	16,283	—	99,479
Redeemable preferred stock	—	—	16,221	—	16,221
Shareholders' equity	156,870	489,159	189,757	(646,029)	189,757

Total liabilities and shareholder's equity	$494,769	$973,720	$581,477	$(1,319,524)	$730,642

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

Condensed consolidating statements of income
for the three months ended April 3, 2004

	Combined guarantor subsidiaries	Combined non- guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Net sales	$58,727	$81,393	$—	$—	$140,120
Cost of goods sold	26,921	59,375	—	—	86,296

Gross profit	31,806	22,018	—	—	53,824
Selling, general and administrative expenses	9,864	9,143	—	—	19,007

Operating income	21,942	12,875	—	—	34,817
Other expense, net	(235)	(766)	4,397	—	3,396
Equity in earnings of subsidiaries	—	—	23,063	(23,063)	—

Income before income taxes	22,177	13,641	18,666	(23,063)	31,421
Income taxes	8,365	4,390	(2,072)	—	10,683

Net income	13,812	9,251	20,738	(23,063)	20,738
Redeemable preferred stock dividends	—	—	(323)	—	(323)

Net income applicable to common stock	$13,812	$9,251	$20,415	$(23,063)	$20,415

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

Condensed consolidating statements of income
for the three months ended March 29, 2003

	Combined guarantor subsidiaries	Combined non- guarantor subsidiaries	The Company	Reclassification and eliminations	Consolidated

Net sales	$39,852	$62,650	$—	$—	$102,502
Cost of goods sold	22,730	45,606	—	—	68,336

Gross profit	17,122	17,044	—	—	34,166
Selling, general and administrative expenses	8,500	7,284	—	—	15,784

Operating income	8,622	9,760	—	—	18,382
Other expense, net	(404)	1,295	3,276	—	4,167
Equity in earnings of subsidiaries	—	—	11,976	(11,976)	(11,976)

Income before income taxes	9,026	8,465	8,700	(11,976)	14,215
Income taxes	3,712	1,803	171	—	5,686

Net income	5,314	6,662	8,529	(11,976)	8,529
Redeemable preferred stock dividends	—	—	(301)	—	(301)

Net income applicable to common stock	$5,314	$6,662	$8,228	$(11,976)	$8,228

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

Condensed consolidating statement of cash flows
for the three months ended April 3, 2004

	Combined guarantor subsidiaries	Combined non- guarantor subsidiaries	The Company	Reclassifactions and eliminations	Consolidated

Net cash provided by operating activities	$4,328	$10,440	$—	$(2,621)	$17,147
Investing activities
Purchases of property, plant and equipment	(2,145)	(2,071)	—	—	(4,216)
Proceeds from sale of property, plant and equipment	—	1,923	—	—	1,923

Net cash used in investing activities	(2,145)	(148)	—	—	(2,293)
Financing activities
Principal payments on debt	—	(2,891)	(4,145)	—	(7,036)
Proceeds from debt	—	610	—	—	610
Loan acquisition costs	—	—	(59)	—	(59)
Intercompany transactions, net	(7,467)	1,297	3,549	2,621	—

Net cash used in financing activities	(7,467)	(984)	(655)	2,621	(6,485)
Effect of exchange rate changes on cash and cash equivalents	238	(1,402)	—	—	(1,164)

Net increase in cash and cash equivalents	(46)	7,906	(655)	—	(7,205)
Cash and cash equivalents at beginning of period	1,531	13,762	4,770	—	20,063

Cash and cash equivalents at end of period	$1,485	$21,668	$4,115	$—	$27,268

Polypore, Inc.
Notes to condensed consolidated financial statements
Three months ended April 3, 2004
(unaudited)

Condensed consolidating statement of cash flows
for the three months ended March 29, 2003

	Combined guarantor subsidiaries	Combined non- guarantor subsidiaries	The Company	Reclassifications and eliminations	Consolidated

Net cash provided by operating activities	$6,598	$7,277	$—	$(1,683)	$12,192
Investing activities
Purchase of property, plant and equipment	(3,853)	(7,503)	—	—	(11,356)

Net cash used in investing activities	(3,853)	(7,503)	—	—	(11,356)
Financing activities
Principal payments on debt	—	—	(3,020)	—	(3,020)
Intercompany transactions, net	(3,733)	(725)	2,815	1,683	—

Net cash used in financing activities	(3,733)	(725)	(205)	1,683	(3,020)
Effect of exchange rate changes on cash and cash equivalents	—	(772)	—	—	(772)

Net increase in cash and cash equivalents	(1,028)	(1,723)	(205)	—	(2,956)
Cash and cash equivalents at beginning of period	3,708	12,456	8,442	—	24,606

Cash and cash equivalents at end of period	$2,680	$10,733	$8,237	$—	$21,650

POLYPORE INTERNATIONAL, INC.

Polypore International Global Presence

Corydon, IN

Owensboro, KY

Charlotte, NC

CELGARD

Obernberg, Germany
Hamburg, Germany
Sélestat, France
Wuppertal, Germany
Feistritz, Austria
Corydon, IN
Owensboro, KY
Charlotte, NC
Potenza, Italy
Tokyo, Japan
Shanghai, China
Prachinburi, Thailand
Sao Paulo, Brazil
Victoria, Australia
MANUFACTURING FACILITY
SALES OFFICE
OPERATING HEADQUARTERS

Prachinburi, Thailand

Potenza, Italy

Feistritz, Austria

Sélestat, France

Obernberg, Germany

Hamburg, Germany

Wuppertal, Germany

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Polypore International, Inc. in connection with the sale of common stock being registered. All amounts shown are estimates, except the SEC registration fee, the NASD filing fees and the NYSE listing fee.

SEC registration fee	$43,712
NASD filing fee	30,500
NYSE listing fee	250,000
Transfer agent and registrar fees	3,500
Accounting fees and expenses	1,000,000
Printing fees	400,000
Legal fees and expenses	750,000
Miscellaneous	1,022,288
TOTAL	$3,500,000

* To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

        Delaware law and our certificate of incorporation provide that we will, under certain situations, indemnify any director, officer, employee or agent of Polypore International, Inc. made or threatened to be made a party to a proceeding, by reason of the former or present official capacity of the person, against judgments, penalties, fines, settlements and reasonable expenses, including attorney's fees, incurred by the person in connection with the proceeding if certain statutory standards are met. Any person is also entitled, subject to certain limitations, to payment or reimbursement of reasonable expenses in advance of the final disposition of the proceeding. A proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of Polypore International, Inc. Reference is made to Section 145 of the Delaware Corporate Law for a full statement of these indemnification rights.

        Polypore, Inc. has entered into director and officer indemnification agreements with certain of our directors and officers. The indemnification agreements provide that Polypore, Inc. will indemnify, defend and hold harmless the indemnitees, to the fullest extent permitted or required by the laws of the State of Delaware, against any and all claims based upon, arising out of or resulting from (i) any actual, alleged or suspected act or failure to act by the indemnitee in his or her capacity as a director, officer, employee or agent of Polypore, Inc. or as a director, officer, employee, member, manager, trustee or agent of any other corporation, limited liability company, partnership, joint venture, trust or other entity or enterprise, whether or not for profit, as to which the indemnitee is or was serving at the request of Polypore, Inc., (ii) any actual, alleged or suspected act or failure to act by the indemnitee in respect of any business, transaction, communication, filing, disclosure or other activity of Polypore, Inc. or any other entity or enterprise referred to in clause (i) above, or (iii) the indemnitee's status as a current or former director, officer, employee or agent of Polypore, Inc. or as a current or former director, officer, employee, member, manager, trustee or agent of Polypore, Inc. or any other entity or enterprise referred to in clause (i) above or any actual, alleged or suspected act or failure to act by the indemnitee in connection with any obligation or restriction imposed upon the indemnitee by reason of such status. The indemnification agreements provide that the indemnitee shall have the right to advancement by Polypore, Inc. prior to the final disposition of any indemnifiable claim of any and all actual and reasonable expenses relating to, arising out of or resulting from any indemnifiable claim paid or incurred by the indemnitee. For the duration of an indemnitee's service as a director and/or officer of Polypore, Inc. and for a reasonable period of time thereafter, which such period may be determined by Polypore, Inc. in its sole discretion, Polypore, Inc. is obligated to use commercially reasonable efforts (taking into account the scope and amount of coverage available relative to the cost thereof) to cause to be maintained in effect policies of directors' and officers' liability insurance providing coverage for directors and/or officers of Polypore, Inc. that is substantially comparable in scope and amount to that provided by Polypore, Inc.'s current policies of directors' and officers' liability insurance.

        We also maintain a directors and officers insurance policy pursuant to which our directors and officers are insured against liability for actions in their capacity as directors and officers.

Item 15. Recent sales of unregistered securities.

        During the past three years, we have issued and sold the following securities without registration under the Securities Act:

        (1)   On May 13, 2004, we sold the shares of our Common Stock, par value $.01 per share ("Common Stock"), set forth below to the entities, on the date and for the prices set forth below in reliance on Section 4(2) of the Securities Act.

Date	Name	Number of shares	Aggregate price
May 13, 2004	Warburg Pincus Private Equity VIII, L.P.	15,000	$15,000,000
May 13, 2004	Warburg Pincus International Partners, L.P.	15,000	$15,000,000
May 13, 2004	PP Holding, LLC	140,385	$140,385,000

        (2)   On May 13, 2004, we sold the shares of our Series A nonconvertible preferred stock, par value $.01 per share, set forth below to the entities, on the date and for the prices set forth below in reliance on Section 4(2) of the Securities Act.

Date	Name	Number of shares	Aggregate price
May 13, 2004	Warburg Pincus Private Equity VIII, L.P.	750	$75,000,000
May 13, 2004	Warburg Pincus International Partners, L.P.	750	$75,000,000

        (3)   On June 4, 2004, we sold the shares of our Common Stock set forth below to the entity, on the date and for the price set forth below in reliance on Section 4(2) of the Securities Act.

Date	Name	Number of shares	Aggregate price
June 4, 2004	PP Holding, LLC	1,036	$1,036,000

        (4)   On May 13, 2004 and July 8, 2004, we issued options to purchase an aggregate of 8,968 shares of our Common Stock to various employees at an exercise price of $1,000 per share pursuant to Rule 701 under the Securities Act.

        We did not engage underwriters to assist us with any of the foregoing sales.

Item 16. Exhibits and financial statement schedules.

  (A)
  Exhibits.

        See the Exhibit Index attached to this registration statement which is incorporated by reference herein.

  (B)
  Financial Statement Schedule.

        See Financial Statement Schedule attached hereto as Schedule II.

Item 17. Undertakings.

        (a)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (b)   The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (c)    The undersigned registrant hereby undertakes that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (d)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Charlotte, North Carolina on this 6th day of August, 2004.

Polypore International, Inc.
By:	/s/ Frank Nasisi Frank Nasisi President, Chief Executive Officer and Director

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
* Frank Nasisi	President, Chief Executive Officer and Director (Principal Executive Officer)	August 6, 2004
/s/ LYNN AMOS Lynn Amos	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 6, 2004
* Michael Graff	Chairman of the Board of Directors	August 6, 2004
* David Barr	Director	August 6, 2004
* Kevin Kruse	Director	August 6, 2004
*By:	/s/ LYNN AMOS Name: Lynn Amos Attorney-in-Fact	August 6, 2004

Exhibit index

Exhibit No.		Description

1.1		Form of Underwriting Agreement
3.1	**	Form of Amended and Restated Certificate of Incorporation of Polypore International, Inc.
3.2	**	Form of Amended and Restated Bylaws of Polypore International, Inc.
4.1	**	Registration Rights Agreement, dated as of May 13, 2004, among Polypore, Inc. and the Initial Purchasers named therein
4.2	**	Form of Stock Certificate
4.3	**	Indenture, dated as of May 13, 2004, among Polypore, Inc. and The Bank of New York, as trustee
4.4	**	Registration Rights Agreement, dated as of May 13, 2004, among Polypore International, Inc. and the Institutional Investors and Management Investors named therein.
5.1	**	Opinion of Willkie Farr & Gallagher LLP
10.1	**	Stockholders Agreement, dated as of May 13, 2004, among Polypore International, Inc., Warburg Pincus Private Equity VIII, L.P., Warburg Pincus International Partners, L.P. and PP Holding LLC
10.2	**	Credit Agreement, dated as of May 13, 2004, among Polypore, Inc., JPMorgan Chase Bank, as administrative agent, and the other lenders a party thereto
10.3	**	Guarantee and Collateral Agreement, dated as of May 13, 2004, among Polypore, Inc. and the other parties named therein
10.4	**	Polypore International, Inc. Stock Option Plan
10.5	**	Form of Director and Officer Indemnification Agreement
10.6	**	Tax Sharing Agreement
10.7	**	Stock Purchase Agreement, dated as of January 30, 2004
10.8	**	Term Sheet regarding Employment Agreement between Polypore, Inc. and Frank Nasisi
10.9	**	Polypore International, Inc. 2004 Stock Option Plan
10.10	**	Polypore International, Inc. 2004 Stock Incentive Plan
21.1	**	List of Subsidiaries
23.1		Consent of Ernst & Young LLP
23.2	**	Consent of Willkie Farr & Gallagher LLP (included in opinion referred to in 5.1 above)
23.3	**	Consent of Kewsong Lee
23.4	**	Consent of Anthony Terracciano
23.5	**	Consent of Robert Hillas
24.1	**	Power of Attorney

*
To be filed by amendment
**
Previously filed

Report of Independent Registered Public Accounting Firm on Financial Schedule

The Board of Directors
Polypore, Inc.

        We have audited the consolidated financial statements of Polypore, Inc., as of January 3, 2004 and December 31, 2002, and for each of the three years in the period ended January 3, 2004, and have issued our report thereon dated February 25, 2004, except for Note 18 as to which the date is May 13, 2004 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

        In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP

May 13, 2004
Greenville, South Carolina

S-1

Polypore, Inc.

Financial statement schedule—Valuation and qualifying accounts

For the years ended January 3, 2004, December 28, 2002 and December 29, 2001

		Additions
(in thousands)	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts- describe		Deductions- describe		Balance at end of period

Year ended January 3, 2004:
Allowance for doubtful accounts	$3,059	$1,985	$666	(1)	$(386	)(2)	$5,324
Valuation allowance of deferred tax asset	3,519	—	—		(3,035	)(3)	484

	$6,578	$1,985	$666		$(3,421)		$5,808

Year ended December 28, 2002:
Allowance for doubtful accounts	$808	$989	$1,372	(4)	$(110	)(2)	$3,059
Valuation allowance of deferred tax asset	2,392	1,987	—		(860	)(3)	3,519

	$3,200	$2,976	$1,372		$970		$6,578

Year ended December 29, 2001:
Allowance for doubtful accounts	$763	$99	$(27	)(1)	$(27	)(2)	$808
Valuation allowance of deferred tax asset	727	1,665	—		—		2,392

	$1,490	$1,764	$(27)		$(27)		$3,200

(1) Foreign currency translation adjustment.

(2) The amount represents charge-offs net of recoveries.

(3) Utilization and expiration of foreign tax credits that were previously considered to be unrealizable and the utilization of foreign net operating losses.

(4) Allowance for doubtful accounts recorded in purchase accounting, net of foreign currency translation adjustment.

S-2

QuickLinks

Table of contents
Summary
The offering
Summary historical and pro forma consolidated financial data
Risk factors
Forward-looking statements
Use of proceeds
Dividend policy
Capitalization
Dilution
Unaudited pro forma consolidated financial information
Polypore International, Inc. Unaudited pro forma consolidated balance sheet April 3, 2004
Polypore International, Inc. Notes to unaudited pro forma consolidated balance sheet
Polypore International, Inc. Unaudited pro forma consolidated statement of operations Three months ended April 3, 2004
Polypore International, Inc. Notes to unaudited pro forma consolidated statement of operations
Polypore International, Inc. Unaudited pro forma consolidated statement of operations Year ended January 3, 2004
Polypore International, Inc. Notes to unaudited pro forma consolidated statement of operations
Selected historical consolidated financial data
Selected historical consolidated financial data
Management's discussion and analysis of financial condition and results of operations
Business
Management
Summary compensation table
Pension table
Principal stockholders
Description of indebtedness
Description of capital stock
Shares eligible for future sale
Certain relationships
Certain United States tax considerations for non-U.S. holders
Underwriting
Legal matters
Experts
Where you can find more information
Index to financial statements
Report of Independent Registered Public Accounting Firm
Polypore International, Inc. Balance sheet
Polypore International, Inc. Notes to balance sheet
Report of Independent Registered Public Accounting Firm
Polypore, Inc. Consolidated balance sheets
Polypore, Inc. Consolidated statements of income
Polypore, Inc. Consolidated statements of shareholders' equity
Polypore, Inc. Consolidated statements of cash flows
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Condensed consolidating balance sheet as of January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Condensed consolidating balance sheet as of December 28, 2002
Condensed consolidating statements of income for the fiscal year ended January 3, 2004
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Condensed consolidating statements of income for the fiscal year ended December 28, 2002
Condensed consolidating statements of income for the fiscal year ended December 29, 2001
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Condensed consolidating statement of cash flows for the fiscal year ended January 3, 2004
Condensed consolidating statement of cash flows for the fiscal year ended December 28, 2002
Polypore, Inc. Notes to consolidated financial statements January 3, 2004
Condensed consolidating statement of cash flows for the fiscal year ended December 29, 2001
Polypore, Inc. Condensed consolidated balance sheets (unaudited)
Polypore, Inc. Condensed consolidated statements of income (unaudited)
Polypore, Inc. Condensed consolidated statements of cash flows (unaudited)
Polypore, Inc. Notes to condensed consolidated financial statements Three months ended April 3, 2004 (unaudited)
Polypore, Inc. Notes to condensed consolidated financial statements Three months ended April 3, 2004 (unaudited)
Condensed consolidating balance sheet as of April 3, 2004
Condensed consolidating balance sheet as of January 3, 2004
Condensed consolidating statements of income for the three months ended April 3, 2004
Condensed consolidating statements of income for the three months ended March 29, 2003
Condensed consolidating statement of cash flows for the three months ended April 3, 2004
Condensed consolidating statement of cash flows for the three months ended March 29, 2003
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
Exhibit index
Report of Independent Registered Public Accounting Firm on Financial Schedule
Polypore, Inc. Financial statement schedule—Valuation and qualifying accounts For the years ended January 3, 2004, December 28, 2002 and December 29, 2001